
09037388


ROGERS
CORPORATION

The world runs better with Rogers.®


Reliable
Solutions
for a
Changing World

Reliable Solutions for a Changing World

2008 Annual Report

ON THE COVER

Reliable Solutions for a Changing World

Rogers' power distribution systems and high performance foams are used in trains all over the world to satisfy demanding needs. Customers depend on Rogers' innovative materials for reliable solutions to help meet the requirements of today's fast paced changing environment.

Rogers Corporation is a global technology leader in the development and manufacture of high performance specialty material products for a variety of applications in a wide range of markets including: portable communications, consumer products, communication infrastructure, ground transportation, and aerospace and defense. Most of the Company's products are covered by trade secrets or patents. Rogers operates manufacturing facilities in Arizona, Connecticut, and Illinois in the U.S., in Ghent, Belgium and in Suzhou, China. Asian sales offices are located in Japan, China, Taiwan, Korea, India and Singapore. Rogers has joint ventures in Japan and China with INOAC Corporation, in Taiwan with Chang Chun Plastics Co., Ltd. and in the U.S. with Mitsui Chemicals, Inc.

Financial Highlights

Continuing Operations

(Dollars in Millions Except Per Share Amounts)	**2008**	2007	2006	2005	2004
Net Sales	**365.4**	412.7	430.4	335.5	348.9
YEAR/YEAR PERCENT CHANGE	**(11%)**	(4%)	28%	(4%)	54%
Income Before Taxes	**25.1**	23.5	69.5	38.9	54.7
Net Income	**21.6**	20.6	55.2	33.3	38.8
YEAR/YEAR PERCENT CHANGE	**5%**	(63%)	66%	(14%)	38%
Basic Earnings Per Share	**1.38**	1.25	3.29	2.04	2.37
Diluted Earnings Per Share	**1.36**	1.23	3.19	2.01	2.27
Shareholders Equity	**336.1**	364.0	357.2	280.3	281.5
Long-Term Debt, Less Current Maturities	–	–	–	–	–

Sales

US Dollars in Millions


500
400
300
200
100
0
04
05
06
07
08

Net Income

US Dollars in Millions


60
50
40
30
20
10
0
04
05
06
07
08

Diluted Earnings Per Share

US Dollars


3.5
3.0
2.5
2.0
1.5
1.0
5
0
04
05
06
07
08

Letter to Our Shareholders, Customers, and Employees



All in all, 2008 was a very solid year for Rogers. Our earnings, including discontinued operations, increased by 26.5% even though sales declined, as expected. The 11.5% sales decline was centered in our Durel and flexible circuit material businesses, in addition to the fourth quarter sale of the Induflex subsidiary. As always, our people worked with our customers and suppliers to drive significant progress toward achievement of our strategic vision. At Rogers, we continue to stay focused on that vision: *To be the first choice of customers worldwide for specialty material-based products and a one billion dollar company.*

Rogers Strategic Goals

STRATEGIC GOAL NUMBER ONE

To be viewed by our customers as their best local supplier worldwide

We've identified six strategic goals to guide us to our growth vision. The first and most important one is to be viewed by our customers as their best local supplier. In 2008, over 72% of our sales were outside the United States. We continued to work towards improving how we serve our customers around the world. To better serve our Asian customers, our joint venture in Japan, Rogers INOAC Corporation, brought a new polyurethane foam machine fully on stream. In Hong Kong, we upgraded our warehouse procedures to allow same day shipment which reduced delivery times by several days for in stock material. By year-end the new building, which will house our High Frequency Circuit Materials manufacturing in Suzhou, China, was almost complete.

2008 Percentage of Sales by Region



4% Other
17% Europe
52% Asia
27% United States

STRATEGIC GOAL NUMBER TWO

Foster a culture of innovation, teamwork, agility, empowerment and individual development

Our second strategic goal is to foster a culture of innovation, teamwork, agility, empowerment and individual development. This year we hired Personnel Decisions International (PDI) to help us develop our highest potential managers. We began with an initial class of seventeen of our senior leaders, who are in the midst of a year-long development process with PDI. Our leadership mentoring programs and organizational review processes continue to help us strengthen our team. Recognizing that effective problem solving skills are more important than ever, we embarked on a company wide effort to train our people in Kepner Tregoe problem solving techniques. We use company wide functional councils, for example, the marketing council, to identify best in class practices and implement them company wide which helps to establish a culture of "One Rogers". Our innovation processes continued to gain speed with larger and more effective New Business Development groups in Corporate R&D and at our key operating units.



Robert D. Wachob
President and Chief Executive Officer

STRATEGIC GOAL NUMBER THREE

Achieve sales growth by developing new products and/or entering new markets

Our third strategic goal is to achieve sales growth by developing new products and/or entering new markets. In 2008, a record 16 new products were introduced addressing multiple markets and in total have fifth year sales potential of over $90 million. In addition to the products already introduced, we have over 30 new products under development with potential fifth year sales of over $500 million per year. Our continued emphasis on new products is paying dividends as the number of products brought to market has increased in each of the past four years. We expect these new products to increase the percentage of company sales from products less than five years old.

STRATEGIC GOAL NUMBER FOUR

Implement common business processes and information systems that improve our competitive position

Our fourth strategic goal is to implement common business processes and information systems that improve our competitive position. In 2008, we substantially completed our worldwide Enterprise Resource Planning (ERP) system implementation. We can now begin the process of optimizing our use of the PeopleSoft® ERP platform to simplify basic processes and improve the quality and speed of information and analyses. We began installing Excellence Through Quality (EtQ), a software package for organizing, analyzing, and storing quality assurance data. Finally, an Enterprise Asset Management (EAM) system was installed to help improve our preventive maintenance procedures.

STRATEGIC GOAL NUMBER FIVE

Be the best manufacturer in each of our industries

Consistent with our fifth strategic goal, we continue to strive to be the best manufacturer in each of our industries. The health and safety of our employees is our most important operational initiative. The focus is paying off as our worldwide recordable incident rate for 2008 was approximately 60% below the average of all United States manufacturers. Our Woodstock, CT manufacturing site renewed its status as an OSHA Voluntary Protection Plan (VPP) STAR facility, and our other US sites all advanced in their programs to reach this same distinction.

Our Six Sigma® program continues to pay dividends with over $2.8 million of hard dollar savings in 2008. Lean manufacturing techniques are being added to our operations tool set with Europe leading the way.

STRATEGIC GOAL NUMBER SIX

Double sales and earnings every six years

Our sixth strategic goal is to double sales and earnings every six years. Though our sales declined by approximately $47 million, (due primarily to end-of-life cell phone programs at Durel and a commoditized flexible circuit materials market), we were prepared for this decline, and were able to increase overall earnings per share by $0.35 or 26.5%. Preemptive company wide cost reductions initiated in 2007 were the key contributors to this improvement. Cash flow was another good story, as we generated over $35 million of positive cash flow after repurchasing $30 million of stock, spending $21 million on capital expenditures and making a $9 million contribution to our pension plans. We ended the year debt free and with a significant cash position.

Regardless of the worldwide economic situation, our people around the world are our strongest asset. As they have shown time and again, they anticipate future problems and address them proactively, lessening the impact of even severe marketplace shifts. In anticipation of an even more uncertain economic climate, we have strengthened our "signposting process," whereby we evaluate and track future risks with specific metrics. Through these signposts, we are able to develop detailed contingency plans, both offensively and defensively, to more effectively deal with any change. We believe that this gives us a very important advantage in these volatile times.

With the current dim worldwide economic situation, we do not expect an increase in sales or earnings in 2009. Instead, we will remain vigilant and swiftly implement whatever changes are necessary to keep Rogers strong, while we stay alert to opportunities that might come our way. Continuing our emphasis on new product development and market introductions will put us in a very strong position when the economic situation improves.

As we enter our 177th year, I remain confident in our continued strength and ability to reinvent ourselves to achieve our strategic vision. Thank you to our shareholders, customers and to our employees worldwide for your continued loyalty to Rogers Corporation.

Sincerely,



Robert D. Wachob
President and Chief Executive Officer

March 2009

Six Sigma® is a registered trademark of Motorola, Inc.
PeopleSoft® is a registered trademark of Oracle Corporation.

Market Segments

Dependable Products for Demanding Applications

Technology drives change. But success is driven by much more: by understanding customer needs, developing innovative solutions, ensuring quality, providing global service and support, behaving with ethical and environmental integrity and earning a reputation for excellent reliability. Those are the principles we live by.

At Rogers, we partner with customers in a wide range of industries; always striving to help our customers succeed. Our partnerships grow as we add our expertise to theirs, supply exceptional products that give them the competitive edge, and continue to provide support through their fabrication process. On the following pages, explore the industries we serve and the products we make.





Portable Communications

Rogers' unique products enable innovative portable communications devices with products that light, connect, power and protect. You'll find our high performance materials and components behind today's sleeker designs, innovative form factors, and higher functionality mobile devices. Whether you're surfing the web, taking pictures, or navigating the world, your mobile phone performance relies on Rogers' materials technology to connect you to the world.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS

- Flexible interconnections

HIGH PERFORMANCE FOAMS

- Sealing, impact protection, gap-filling materials

CUSTOM ELECTRICAL COMPONENTS

- Electroluminescent backlighting and drivers



Consumer Products

You can rely on Rogers to make the products you use every day work better and last longer. From the sophisticated electronics and appliances inside your home, to the performance apparel and gear you use outdoors. Rogers' exceptional materials make all the difference in performance and reliability.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS

- Circuit materials for low noise block down converters (LNBs) in direct-to-home (DTH) satellite TV receivers
- Flexible circuit interconnects for CD, MP3, DVD players, and flat panel TVs
- Adhesiveless circuit materials for disk drive recording head electrical components

HIGH PERFORMANCE FOAMS

- Shields, seals, and shock absorbing parts for electronic devices and appliances
- Cushioning in flexographic printing plate applications
- Footwear cushion insoles and inserts
- Impact protection for athletic and performance gear

CUSTOM ELECTRICAL COMPONENTS

- Electroluminescent backlighting for displays, dials, and keypads

OTHER POLYMER PRODUCTS

- Dampening sleeves for lithographic printing systems
- Floats for use in barbecue propane tank overfill protection

2008 Percentage of Sales by Market


7% Aerospace and Defense
2% New Markets
11% Other
27% Portable Communications
23% Consumer Products
16% Communication Infrastructure
14% Ground Transportation

Developing Innovative Solutions Through Partnerships



Communication Infrastructure

As wireless networks expand around the globe, Rogers' high performance materials enhance the speed, performance and reliability of communications systems. Our high frequency circuit materials enable high speed switching and routing, while helping to lower component costs. Our newest conductive adhesive grounds microwave circuits attached to heat sinks and facilitates heat removal. Gaskets produced from Rogers' high performance foam materials also protect this sensitive equipment from harsh environmental conditions.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS

- Circuit materials for RF applications in base transceiver stations (power amplifiers, microwave radio links, antennas)
- Circuit materials for high speed switching and routing applications
- Flexible, high speed, high density board-to-board interconnections

HIGH PERFORMANCE FOAMS

- Environmental seals, shielding and absorbing parts

CUSTOM ELECTRICAL COMPONENTS

- Power distribution systems in data storage arrays

OTHER POLYMER PRODUCTS

- Electrically and thermally conductive adhesive for grounding and EMI shielding on sensitive electronic components



Ground Transportation

For safety, performance and reliability, you can count on Rogers to get you there. Trains and people movers run on time when Rogers' systems distribute power to the traction motors. On the road, automotive collision avoidance systems and electronic toll collection rely on the quality and consistency of Rogers' advanced circuit materials. Inside your car, Rogers' materials reduce noise and vibration, and provide style and functionality with specialty lighting solutions.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS

- High reliability circuit materials used in radar sensors for adaptive cruise control and blind spot detection
- High frequency circuit materials used in electronic toll collection RFID readers and tags

HIGH PERFORMANCE FOAMS

- Sealing for LCD screens
- Interior and under hood sealing and heat shields
- Shock absorbing materials
- Foams for noise and vibration reduction

CUSTOM ELECTRICAL COMPONENTS

- Power distribution systems for propulsion and auxiliary converters
- Dashboard display backlighting

OTHER POLYMER PRODUCTS

- Floats for gasoline tank level sensing



Aerospace and Defense

For high reliability applications, Rogers is the materials technology leader. Our high frequency circuit materials enable high bandwidth communications between satellites, spacecraft and ground systems as well as radar and guidance systems for aircraft and missiles. Rogers' advanced flame retardant foam products protect airline passengers from noise and vibration.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS

- Circuit materials for guidance and radar systems
- High reliability circuit materials for satellite communications systems

HIGH PERFORMANCE FOAMS

- Heat shields, seals, gap fillers, and shock absorbing parts
- Acoustic insulation
- Vibration damping

New Markets



Alternative Energy

As global demand for renewable energy grows, Rogers' materials and components can be counted on to enable new technologies. Power conversion modules and storage elements utilize our power distribution solutions for reliable and efficient energy distribution. Our unique foam solutions provide reliable vibration protection and sealing under harsh environmental conditions.

TYPICAL APPLICATIONS

HIGH PERFORMANCE FOAMS
- Enclosure sealing
- Vibration damping

CUSTOM ELECTRICAL COMPONENTS
- Power distribution systems for power converters



Semiconductors

As electronic devices become increasingly complex, Rogers provides solutions that provide greater yields, efficiency, speed and reliability. In the polishing of microchips, our engineered foams enable better results and higher wafer yields. At the chip package and module level, Rogers' aluminum silicon carbide (AlSiC) components improve reliability of high performance microprocessors and high power integrated circuits by dissipating heat. At the chip package and circuit board level, our high speed circuit materials enable higher data rates by improving signal integrity. At the integrated circuit level, our high voltage integrated circuits enable small batteries to power high voltage devices, such as backlight units, quietly and efficiently.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS
- Packaging materials for high speed, high density integrated circuits

HIGH PERFORMANCE FOAMS
- Polishing pads for semiconductor wafer planarization

CUSTOM ELECTRICAL COMPONENTS
- High voltage semiconductors

OTHER POLYMER PRODUCTS
- Microprocessor lids
- Semiconductor module thermal base plates

Rogers Reportable Business Segments Are:

PRINTED CIRCUIT MATERIALS
- High Frequency Laminates

HIGH PERFORMANCE FOAMS
- PORON® Polyurethane Foams
- BISCO® Silicone Foams

CUSTOM ELECTRICAL COMPONENTS
- Power Distribution Systems
- Electroluminescent Backlighting and Drivers

OTHER POLYMER PRODUCTS
- Elastomer Components
- Specialty Non-Woven Materials
- Flexible Circuit Materials
- Thermal Management Solutions

Board of Directors


Walter E. Boomer


Charles M. Brennan, III


Gregory B. Howey


J. Carl Hsu


Carol R. Jensen


Eileen S. Kraus


William E. Mitchell


Robert G. Paul


Robert D. Wachob

Walter E. Boomer — 5
ROGERS CORPORATION
Retired Chairman and Chief Executive Officer

Charles M. Brennan, III — 1*, 4
Financial Expert
MYR GROUP INC
Retired Chairman and Chief Executive Officer

Gregory B. Howey — 3*, 4
OKAY INDUSTRIES, INC.
President

J. Carl Hsu — 3, 5
BELL LABS ASIA PACIFIC & CHINA
Retired President and Chief Executive Officer

Carol R. Jensen — 3, 5*
LIGHTNING RANCH GROUP
President and Principal Partner

DOW CHEMICAL COMPANY
Former Vice President Performance Chemicals

Eileen S. Kraus — 2*, 4
FLEET BANK CONNECTICUT
Retired Chairman

William E. Mitchell — 1, 2
Financial Expert
ARROW ELECTRONICS, INC.
Chairman and Chief Executive Officer

Robert G. Paul — 1, 2, 4*
Lead Director | Financial Expert
ALLEN TELECOM INC.
Retired President and Chief Executive Officer

Robert D. Wachob
ROGERS CORPORATION
President and Chief Executive Officer

COMMITTEES OF THE BOARD OF DIRECTORS:

1 *Audit Committee*
2 *Compensation and Organization Committee*
3 *Finance Committee*
4 *Nominating and Governance Committee*
5 *Safety and Environment Committee*
* *Denotes Chairperson of the Committee*

Corporate Governance Practices

Rogers has long subscribed to sound corporate governance practices. Such basic principles are summarized here.

- The board of directors is elected by and is accountable to the shareholders. Its primary purpose is to oversee management and to assure that the long-term interests of the shareholders are being served.
- All directors stand for election annually.
- The board of directors has adopted a retirement policy for directors, which is set forth in Rogers' Corporate Governance Guidelines, under which directors may not be nominated for election after age 72 unless the board deems it advisable to do so.
- The board of directors has determined that eight of its nine directors, representing a substantial majority of the board, are independent. Rogers' Corporate Governance Guidelines require that a majority of the board be independent under New York Stock Exchange ("NYSE") listing requirements but also state that it is the board of directors' goal (but not a requirement) that at least two-thirds of the directors be independent.
- The (i) Audit, (ii) Compensation and Organization and (iii) Nominating and Governance Committees consist solely of independent directors. The charters of all of the committees of the board of directors are approved by the entire board and clearly establish committee responsibilities.
- The Audit Committee has sole responsibility for selecting, engaging, evaluating and terminating Rogers' independent registered public accounting firm. The Audit Committee also has full responsibility for determining the independent registered public accounting firm's compensation and oversees and evaluates Rogers' internal audit function. The Audit Committee has three members who are "Audit Committee Financial Experts".
- The non-management directors regularly meet in executive session and there is an independent "Lead Director" who is responsible for presiding over such meetings.
- The board of directors annually evaluates its own performance. Each of the board committees conducts an annual self-evaluation of its respective performance. These evaluations are overseen by the Nominating and Governance Committee.
- The board of directors annually reviews a strategic plan and a one-year operating plan that is linked to strategic objectives.
- The Compensation and Organization Committee of the board of directors evaluates the performance of the CEO and determines his compensation. The board of directors as a whole oversees CEO and other senior management succession planning.
- Directors have complete access to all levels of management and also are provided with opportunities to meet with members of management on a regular basis.
- The Corporate Governance Guidelines are available both on Rogers' website and in print to shareholders. See "Availability of Certain Documents" in the Company's Proxy Statement.

Executive Officers

Robert D. Wachob
President and Chief Executive Officer

Michael D. Bessette
Vice President Advanced Circuit Materials

Michael L. Cooper
Vice President Asia

Robert C. Daigle
Vice President Research and Development and Chief Technology Officer

Frank J. Gillern
Vice President Corporate Manufacturing

Debra J. Granger
Vice President Corporate Compliance and Controls

Jeffrey M. Grudzien
Vice President Sales and Marketing

Peter G. Kaczmarek
Vice President High Performance Foams and Information Technology

Dennis M. Loughran
Vice President Finance and Chief Financial Officer

John A. Richie
Vice President Human Resources

Robert M. Soffer
Vice President and Secretary

Luc Van Eenaeme
Vice President Europe

Paul B. Middleton
Principal Accounting Officer and Treasurer

Shareholder Information

Corporate Headquarters
One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
PHONE: 860.774.9605

Other Information
Company founded | 1832
Incorporated in Massachusetts | 1927
The Company's press releases, annual report, and other information can be accessed through its home page at http://www.rogerscorp.com

Annual Meeting
The annual meeting of shareholders of the Company will be held at 10:30 a.m. on May 7, 2009, at the Hartford Marriott Downtown Hotel, 200 Columbus Boulevard, Hartford, Connecticut 06103

Transfer Agent and Registrar
Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact Rogers' transfer agent and registrar:

Registrar and Transfer Company
Ten Commerce Drive
Cranford, NJ 07016-3572

PHONE: 800.368.5948

http://www.rtco.com

Dividend and Market Information
Rogers Corporation stock trades on the New York Stock Exchange under the ticker symbol ROG.

Rogers does not currently pay a dividend.

Independent Registered Public Accounting Firm
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116-5072

Conference Calls
Rogers Corporation conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, or access archived copies of previous calls, or listen in to live webcasts, visit the website at www.rogerscorp.com

Published Financial Reports
The 2008 Form 10-K filed with the Securities and Exchange Commission ("SEC") and other published financial reports are accessible through the EDGAR database of the SEC at http://idea.sec.gov/idea/searchidea/companysearch_idea.html (Enter CIK Number 84748) or without charge, upon request to:

Rogers Corporation
One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
ATTENTION: Vice President and Secretary

Investor Information
The Investor Relations section of Rogers' corporate website (www.rogerscorp.com) contains a wealth of valuable information ranging from financial news releases to archived (audio) copies of investor conference calls.

For additional information, or to obtain copies of printed investor materials, please contact:

William J. Tryon
Manager of Investor and Public Relations
PHONE: 860.779.4037
EMAIL: William.Tryon@rogerscorporation.com

NYSE and SEC Certifications
In 2008, the Chief Executive Officer (CEO) of Rogers Corporation (the "Company") provided to the New York Stock Exchange (NYSE) the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards. In addition, the Company's CEO and Chief Financial Officer filed with the Securities and Exchange Commission as exhibits to the Company's 2008 annual report on Form 10-K the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures.

Capital Stock Market Prices
The Company's capital stock is traded on the New York Stock Exchange. The following table sets forth the high and low prices during each quarter of the last two years on a per share basis:

	2008		2007	
Quarter	**High**	**Low**	High	Low
Fourth	**$38.10**	**$21.03**	$50.00	$40.20
Third	**44.50**	**35.53**	46.32	34.70
Second	**42.27**	**30.79**	49.30	36.69
First	**45.59**	**29.14**	61.79	44.00

Quarterly Results of Operations (Unaudited)

(Dollars in Thousands, Except Per Share Amounts)

	Quarter	Net Sales	Manufacturing Profit	Net Income	Basic Net Income Per Share	Diluted Net Income Per Share
2008	**Fourth**	**$ 78,574**	**$ 21,568**	**$ 207**	**$ 0.01**	**$ 0.01**
	Third	**96,317**	**30,546**	**7,107**	**0.46**	**0.45**
	Second	**92,432**	**30,299**	**6,501**	**0.42**	**0.41**
	First	**98,039**	**31,550**	**7,802**	**0.48**	**0.48**
2007	Fourth	$ 104,510	$ 33,036	$ 8,082	$ 0.49	$ 0.49
	Third	105,186	30,351	8,567	0.52	0.52
	Second	93,084	14,203	(5,081)	(0.31)	(0.31)
	First	109,918	33,715	9,057	0.54	0.52

Rogers Corporation vs S&P 500 and Russell 2000


Rogers Corporation
S&P 500
Russell 2000
Five Year Relative Stock Performance
Relative Closing Values
2.00
1.75
1.50
1.25
1.00
.75
.50
.25
0
Equivalent Value
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004 2005 2006 2007 2008

Performance Graph

The following graph compares the cumulative total return on Rogers capital stock over the past five fiscal years with the cumulative total return on the Standard & Poor's Industrials Index (S&P Industrials) and the S&P SmallCap 600 Electronic Equipment & Instruments Index (S&P 600 Electr Eqp & Instru). Cumulative total return is measured assuming an initial investment of $100 on December 28, 2003 and the reinvestment of any dividends as of the end of Rogers' fiscal years.

Comparison of Five Year Cumulative Total Return


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/28/03
1/2/05
1/1/06
12/31/06
12/30/07
12/31/08
Rogers Corporation
S&P Industrials
S&P 600 Electr Eqp & Instru

Fiscal Year Ends	12/28/03	1/2/05	1/1/06	12/31/06	12/30/07	**12/31/08**
Rogers Corporation	100.00	97.93	89.03	134.40	102.57	**63.10**
S&P Industrials	100.00	118.03	120.78	136.83	153.29	**92.09**
S&P Small Cap 600 Electronic Equipment, Instruments & Components	100.00	108.28	114.55	130.92	133.30	**67.99**


ROGERS
CORPORATION

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

Commission file number 1 4347

ROGERS CORPORATION

(Exact name of Registrant as specified in its charter)

Massachusetts	**06 0513860**
(State or other jurisdiction of incorporation or organization)	*(I. R. S. Employer Identification No.)*

P.O. Box 188, One Technology Drive, Rogers, Connecticut 06263-0188
(860) 774-9605
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Name of Each Exchange on Which Registered**
Common Stock, $1 Par Value	New York Stock Exchange
Rights to Purchase Capital Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes__ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes__ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes__ No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer X Accelerated Filer __ Non-accelerated Filer __ (Do not check if a smaller reporting company) Smaller reporting company __

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes__ No X

The aggregate market value of the voting common equity held by non-affiliates as of June 29, 2008, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $587,613,836. Rogers has no non-voting common equity.

The number of shares outstanding of capital stock as of February 13, 2009 was 15,632,700.

Documents Incorporated by Reference:

Portions of Rogers' definitive proxy statement for its Annual Meeting of Shareholders, currently scheduled for May 7, 2009, are incorporated by reference into Part III of this Report.

Table of Contents

PART 1

PART 2

PART 3

PART 4

LIST OF EXHIBITS FILED HEREWITH:

PART I

ITEM 1
Business

Industry

Rogers Corporation, founded in 1832, is one of the oldest publicly traded U.S. companies in continuous operation. We have adapted our products over the 176 years of our history to meet changing market needs, initially manufacturing specialty paperboard for use in early electrical applications, to today predominantly supplying a range of specialty materials and components for the portable communications, communications infrastructure, consumer electronics, mass transit, automotive, aerospace and defense, and alternative energy markets.

Our current focus is on worldwide markets that have an increasing percentage of materials being used to support growing high technology applications, such as cellular base stations and antennas, handheld wireless devices, satellite television receivers and automotive electronics. We continue to focus on business opportunities around the globe and particularly in the Asian marketplace, as evidenced by the continued investment in and expansion of our manufacturing facilities in Suzhou, China, which function as the manufacturing base to serve our customers in Asia.

As used herein, the "Company", "Rogers", "we", "our", "us" and similar terms include Rogers Corporation and its subsidiaries, unless the context indicates otherwise.

Business Segments & Products

We operate in four reportable segments: Printed Circuit Materials, High Performance Foams, Custom Electrical Components and Other Polymer Products. Financial information by business segment and geographic area appears in Note 13 of the Consolidated Financial Statements on pages 80 through 81 of this Form 10-K. Our products are based on our core technologies in polymers, fillers, and adhesion. Most products are proprietary, or incorporate proprietary technology in their development and processing, and are sold under our valuable brand names.

Printed Circuit Materials

Our Printed Circuit Materials reportable segment includes printed circuit board laminates for high frequency, high performance applications. Our Printed Circuit Materials have characteristics that offer performance and other functional advantages in many market applications, and serve to differentiate our products from other commonly available materials.

Printed Circuit Materials are sold principally to independent and captive printed circuit board manufacturers who convert our laminates to custom printed circuits.

The polymer-based dielectric layers of our rigid circuit board laminates are proprietary materials that provide highly specialized electrical and mechanical properties. Trade names for our rigid printed circuit board materials include RO3000®, RO4000®, DUROID®, RT/duroid®, ULTRALAM®, RO2800® and TMM® laminates. All of these laminates are used for making circuitry that receive, transmit, and process high frequency communications signals, yet each laminate has varying properties that address specific needs and applications within the communications market. High frequency circuits are used in the equipment and devices that comprise wireless communications systems, including cellular communications, digital cellular communications, paging, direct broadcast television, global positioning, mobile radio communications, and radar.

The flexible circuit materials that we manufacture are called R/flex® materials. They are mainly used to make interconnections for portable electronic devices, especially in cell phones, handheld and laptop computers, and hard disk drives.

Two of our joint ventures extend and complement our worldwide Printed Circuit Materials business. Polyimide Laminate Systems, LLC (PLS), our joint venture with Mitsui Chemicals, Inc. of Japan, was established in early 2000 to sell adhesiveless flexible circuit materials to Hutchinson Technology Incorporated (HTI). HTI uses these materials to make trace suspension assemblies in magneto resistive hard disk drives.

Rogers Chang Chun Technology, Co., Ltd. (RCCT), our joint venture with Chang Chun Plastics, Co., Ltd., was established in late 2001 to manufacture flexible circuit material for customers in Taiwan.

High Performance Foams

Our High Performance Foams reportable segment includes urethane and silicone foams. These foams have characteristics that offer functional advantages in many market applications, and serve to differentiate our products from other commonly available materials.

High Performance Foams are sold to fabricators, distributors and original equipment manufacturers for applications in consumer electronics, mass transit, aerospace and defense and other markets. Trade names for our High Performance Foams include: PORON® urethane foams used for making high performance gaskets and seals in vehicles, portable communications devices, computers and peripherals; PORON® cushion insole materials for footwear and related products; PORON® healthcare and medical materials for body cushioning and orthotic appliances; and R/bak® compressible printing plate backing and mounting products for cushioning flexographic plates for printing on packaging materials; BISCO® silicone foams used for making flame retardant gaskets and seals in communications infrastructure equipment, aircraft, trains, cars and trucks, and for shielding extreme temperature or flame.

Two of our joint ventures extend and complement our worldwide business in High Performance Foams. Rogers INOAC Corporation (RIC), a joint venture with Japan-based INOAC Corporation, manufactures high performance PORON® urethane foam materials in Mie and Nagoya, Japan to predominantly service the Japanese market. In 2004, we further extended our relationship with INOAC Corporation with the formation of another joint venture in Suzhou, China, Rogers INOAC Suzhou Corporation (RIS), which also manufactures PORON® urethane foam materials primarily for RIC and our wholly-owned PORON® urethane foam materials business.

Custom Electrical Components

Our Custom Electrical Components reportable segment includes power distribution components and electroluminescent lamps and inverters. We manufacture power distribution components in Ghent, Belgium and Suzhou, China, under the RO-LINX® trade name, which we sell to manufacturers of high power/high voltage electrical inverter systems for use in mass transit, renewable energy generation, industrial applications, and to manufacturers of communication equipment. We manufacture DUREL® electroluminescent lamps (EL lamps) in Chandler, Arizona and Suzhou, China. We also design and sell inverters that drive EL lamps. These EL lamps and inverters are sold primarily to manufacturers of portable communications equipment and automobiles throughout the world. During 2006 and 2005, production capacity was added in China for both EL lamps and power distribution components, as we continue to work to bring manufacturing operations closer to our customers.

Other Polymer Products

Our Other Polymer Products reportable segment includes elastomer components, nonwoven composite materials, thermal management products, and resale activity related to flexible circuit material products. These products have characteristics that offer functional advantages in many market applications that serve to differentiate our products from those of our competitors and from other commonly available products.

Elastomer components are sold to original equipment manufacturers for applications in ground transportation, office equipment, consumer and other markets. Trade names for the our elastomer components include: NITROPHYL® floats for level sensing in fuel tanks, motors, and storage tanks; and ENDUR® elastomer rollers and belts for document handling in copiers, printers, mail sorting machines and automated teller machines. In 2004, we moved production of our elastomer components products from Windham, Connecticut to our facility in Suzhou, China in an effort to be closer to our customers in the Asian marketplace and to improve production cost efficiencies. In 2006, to further improve production leverage, we moved our Korean float manufacturing operations, which we acquired in 2004, to our facilities in Suzhou, China.

Our nonwoven composite materials are manufactured for medical padding, industrial pre-filtration applications, and as consumable supplies in the lithographic printing industry.

Thermal management products had its first sales in 2008 in the semi-conductor packaging market.

In 2007, we restructured our flexible circuit materials business and outsourced the majority of the manufacturing activities related to this business to our Taiwanese joint venture, RCCT. As part of this restructuring, we agreed to act as a distributor for the products now manufactured at RCCT, the sales for which are reported in this segment.

This segment no longer includes our polyolefin foams operating segment, which was divested in the third quarter of 2007, and our Induflex operating segment, which was divested in the fourth quarter of 2008.

Sales and Marketing

Most of our products are sold through direct sales channels positioned near major concentrations of our customers throughout the Americas, Europe and Asia. Our products were sold to over 2,600 customers worldwide in 2008. Although the loss of all the sales made to any one of our larger customers would require a period of adjustment during which the business of a segment would be adversely affected, we believe that such adjustment could be made over a period of time due to the diversity of our customer base. We also believe that our business relationships with the major customers within all of our key markets are generally favorable, and that we are in a good position to respond promptly to variations in customer requirements and technology trends. However, the possibility exists of losing all of the business of any major customer in any product line.

We market our full range of products throughout the United States and in most foreign markets. Almost all of our sales are facilitated through our own worldwide sales force, with a small percentage facilitated through independent agents and distributors.

Competition

There are no companies that compete with us across our full range of product lines. However, each of our products faces competition in each business segment in domestic and foreign markets. Competition comes from companies of all sizes and types, including those with substantially more resources than us. Our strategy is to offer technologically advanced products that are price competitive in our markets, and to link the product offerings with market knowledge and customer service. We believe this serves to differentiate our products in many markets.

Research and Development

We have many domestic and foreign patents and licenses and have additional patent applications on file related to all business segments. In some cases, the patents result in license royalties. The patents are of varying duration and provide some protection from competition. Although we vigorously defend our patents, we believe that our patents are most valuable when combined with our equipment, technology, skills and market position. We also own a number of registered and unregistered trademarks and have acquired certain technology that we believe to be of importance to our business.

Environment

The nature and scope of our business brings us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. We do not believe that the outcome of any of these environmental matters will have a material adverse effect on our results of operations, financial position or cash flows, nor have we had any material recurring costs or capital expenditures relating to environmental matters, except as disclosed in Item 3 ("Legal Proceedings") and Footnote 12 to the Consolidated Financial Statements of this Form 10-K. However, there can be no assurances that the ultimate liability concerning these matters will not have a material adverse effect on us.

Raw Materials

The manufacture of our various products and materials requires a wide variety of purchased raw materials. Some of these raw materials are available only from limited sources of supply that, if discontinued, could interrupt production. When this has occurred in the past, we have typically purchased sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be qualified with customers. We believe that similar responses would mitigate any raw material availability issues in the future.

Seasonality

In our opinion, there is generally no material concentration of products or markets within the business that are seasonal in nature, except for some minor seasonality for those products used in cellular telephones due to the annual new model launch timetable, which can vary slightly from year to year in terms of timing and impact.

Employees

As of December 31, 2008, we employed approximately 1,960 employees. On January 30, 2009, however, we announced a cost reduction initiative that includes a workforce reduction that combines both voluntary and involuntary terminations and will affect about 10% of our salaried staffing worldwide.

Backlog

Our backlog of firm orders was $24.8 million at December 31, 2008, as compared to $44.7 million at December 30, 2007. The decrease at the end of 2008 was primarily related to the decrease in sales in the Custom Electrical Components reportable segment, as backlog for electroluminescent lamps and inverters, primarily sold to manufacturers of portable communications equipment and automobiles, decreased by approximately $12.5 million at year-end 2008 as compared to year-end 2007.

Executive Officers

Robert D. Wachob	*Age*	61
	Present Position	President and Chief Executive Officer
	Year Elected to Present Position	2004
	Other Positions Held During 2004-2008	President and Chief Operating Officer of the Company from April 2002 to April 2004
Michael D. Bessette	*Age*	55
	Present Position	Vice President, Advanced Circuit Materials
	Year Elected to Present Position	2008
	Other Positions Held During 2004-2008	Vice President, Durel Division from January 2004 to July 2008
Michael L. Cooper	*Age*	56
	Present Position	Vice President, Rogers Asia
	Year Elected to Present Position	2004
	Other Positions Held During 2004-2008	Vice President and Chief Information Officer of the Company from October 2001 to May 2004
Robert C. Daigle	*Age*	45
	Present Position	Vice President, Research and Development and Chief Technology Officer
	Year Elected to Present Position	2003
Frank J. Gillern	*Age*	60
	Present Position	Vice President, Corporate Manufacturing
	Year Elected to Present Position	2008
	Other Positions Held During 2004-2008	Vice President, Advanced Circuit Materials Division from October 2003 to July 2008
Debra J. Granger	*Age*	49
	Present Position	Vice President, Corporate Compliance and Controls
	Year Elected to Present Position	2007
	Other Positions Held During 2004-2008	Director, Corporate Compliance and Controls of the Company from March 2003 to February 2007
Jeffrey M. Grudzien	*Age*	46
	Present Position	Vice President, Sales and Marketing
	Year Elected to Present Position	2007
	Other Positions Held During 2004-2008	Director of Asia Sales from January 2007 to September 2007; Director of Marketing from January 2005 to January 2007; Marketing Manager, High Performance Foams Division from February 2001 to December 2004
Peter G. Kaczmarek	*Age*	50
	Present Position	Vice President, High Performance Foams and Information Technology
	Year Elected to Present Position	2007
	Other Positions Held During 2004-2008	Vice President, High Performance Foams Division from August 2001 to February 2007

Dennis M. Loughran	*Age*	51
	Present Position	Vice President, Finance and Chief Financial Officer
	Year Elected to Present Position	2006
	Other Positions Held During 2004-2008	Vice President, Finance and Supply Chain, Alcoa Consumer Products from June 2000 to January 2006
Paul B. Middleton	*Age*	41
	Present Position	Treasurer and Principal Accounting Officer
	Year Elected to Present Position	2007
	Other Positions Held During 2004-2008	Corporate Controller of the Company from February 2006 to August 2007; Acting Chief Financial Officer and Corporate Controller of the Company from March 2005 to February 2006; Corporate Controller of the Company from December 2001 to March 2005
John A. Richie	*Age*	61
	Present Position	Vice President, Human Resources
	Year Elected to Present Position	1994
Robert M. Soffer	*Age*	61
	Present Position	Vice President and Secretary
	Year Elected to Present Position	2007
	Other Positions Held During 2004-2008	Vice President, Secretary and Treasurer from March 2005 to August 2007; Vice President and Secretary of the Company from December 2002 to March 2005
Luc Van Eenaeme	*Age*	50
	Present Position	Vice President, Rogers Europe
	Year Elected to Present Position	2004

Available Information

We make available, free of charge on our website (http://www.rogerscorp.com), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

We also make available on our website, in a printable format, the charters for a number of our various Board of Director committees, including the Audit Committee, Compensation and Organization Committee, and Nominating and Governance Committee, in addition to our Corporate Governance Guidelines, Bylaws, Code of Business Conduct and Ethics and Related Party Transactions Policy. This information is available in print without charge, to any shareholder who requests it, by sending a request to Rogers Corporation, One Technology Drive, P.O. Box 188, Rogers, CT 06263-0188, Attn: Vice President and Secretary. Our website is not incorporated into or a part of this Form 10-K.

ITEM 1A

Risk Factors

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our business, financial condition and results of operations, perhaps materially.

Status of the Global Economy

As widely reported, the global economy has been experiencing extreme disruptions during 2008, particularly in the last quarter, and to date in 2009. These disruptions have included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that there will not be further deterioration in credit and financial markets and in confidence in economic conditions. These economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Continuing adverse global economic conditions in our markets would likely negatively impact our business, which could result in:

- Reduced demand for our products;
- Increased price competition for our products;
- Increased credit or other financial difficulties at our suppliers that could result in delays in their ability to supply us with necessary raw materials, components or finished products;
- Increased risk of excess and obsolete inventories;
- Increased risk of the collectibility of cash from our customers;
- Increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable; and
- Higher operating costs as a percentage of revenues.

Financial and Credit Market Volatility

Continued volatility in the financial markets could have a significant effect on our business as it could impact the returns generated on our investment portfolio, our ability to further diversify our business through strategic acquisitions or other alliances, and our ability to obtain and hold insurance, among other things. As our investments are impacted by market conditions, such as factors that affect interest rates and the underlying liquidity of the related investment bank through which we hold investments, any volatility in our or their ability to liquidate our investments could negatively effect our financial position. Undertaking acquisitions and divestitures is an important component of our long-term growth strategy. The volatility of the credit markets can significantly affect us from an acquisition stand-point, through access to our line of credit and other forms of financing, and from a divestiture stand-point, through the availability of funds to the potential acquiring party.

Technology and Product Development

Our future results depend upon our ability to continue to develop new products and improve our product and process technologies. Our success in these efforts will depend upon our ability to anticipate market requirements in our product development efforts, and the acceptance and continued commercial success of the end user products. Additionally, our success depends on our ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. The products that we manufacture and sell to the communications market are relatively new. To continue to be successful in this area, we must be able to consistently manufacture and supply materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. Our timely introduction of such new products could be affected by engineering or other development program delays and problems in effectively and efficiently increasing production to meet customer needs. In addition, rapid technological change, significant pricing pressures and short lead times characterize the markets for computers and related equipment, such as printers and electronic portable hand-held devices. Because we manufacture and sell our own materials to meet the needs of these markets, our results may be negatively affected by these factors.

Volatility of Demand

The consumer electronics industry and the communications industry have historically been characterized by wide fluctuations in product supply and demand. From time-to-time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions, as we are currently experiencing. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. Our business may in the future be materially and adversely affected by such downturns.

Raw Materials

We from time to time must procure certain raw materials from single or limited sources that expose us to price increases and inconsistent material quality. In addition, our inability to obtain these materials in required quantities could result in significant delays or reductions in our own product shipments. In the past, we have been able to purchase sufficient quantities of raw materials to sustain production until alternative materials and production processes could be qualified with customers. However, any inability to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could have a material adverse affect on our operating results.

Foreign Manufacturing and Sales

Our international manufacturing and sales involve risks, including imposition of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries (as is currently being experienced), political instability, employee selection and retention, and generally longer receivable collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on our future international manufacturing and sales, and consequently, on our business, operating results and financial condition.

Unanticipated Events that are Beyond Our Control

Our business and operating results may be affected by certain events that we cannot anticipate and that are beyond our control, such as natural disasters and national emergencies, which could disrupt production at our facilities and cause delayed deliveries, cancelled orders and possibly loss of market share. In addition, we purchase certain raw materials from single or limited sources, and, even if our facilities are not directly affected by such events, we could be affected by interruptions of production at our suppliers.

Key Personnel

Our success depends to a significant extent upon the continued service of our executive officers and key management and technical personnel, particularly our experienced engineers, and on our ability to continue to attract and retain qualified personnel. The loss of services of one or more of our key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on our operating results if the turnover rates for engineers and other key personnel increase significantly or if we are unable to continue to attract and retain qualified personnel.

Acquisitions and Divestitures

Acquisitions and investments in technologies are an important component of our growth strategy. Accordingly, our future performance will be impacted by our ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into Rogers. There is no certainty that we will succeed in such endeavors.

Environmental and Other Litigation

We are subject to a variety of claims and lawsuits arising out of the conduct of our business. We are currently engaged in proceedings involving three waste disposal sites, as a participant in a group of potentially responsible parties (PRP's). Our estimation of environmental liabilities is based on an evaluation of currently available information with respect to each individual situation, including existing technology, presently enacted laws and regulations, and our past experience in addressing environmental matters. Although current regulations impose potential joint and several liability upon each named party at any superfund site, we expect our contribution for cleanup to be limited due to the number of other PRP's, and our share of the contributions of alleged waste to the sites, which we believe is de-minimis. In addition, we believe we have sufficient insurance to cover all material costs of these claims. However, there can be no assurances that our estimates will not be disputed or that any ultimate liability concerning these sites will not have a material adverse effect on us.

We are also involved in certain asbestos-related product liability litigation. The level of such litigation has escalated in certain U.S. states in the recent years and involves hundreds of companies that have been named as defendants. At December 31, 2008, there were approximately 163 claims pending against us. We expect that additional claims will be brought against us in the future. Our ultimate liability with respect to such pending and unasserted claims is subject to various uncertainties, including the following:

- the number of claims that are brought in the future;
- the costs of defending and settling these claims;
- the risk of insolvencies among our insurance carriers;
- the possibility that adverse jury verdicts could require us to pay damages in amounts greater than the amounts for which we have historically settled claims; and
- the risk of changes in the litigation environment of Federal and state law governing the compensation of asbestos claimants.

We believe we have sufficient insurance to cover all material costs of these claims and that we have valid defenses to these claims and intend to defend ourselves vigorously in these matters. However, there can be no assurances that the ultimate resolution of these matters will be consistent with our expectations and will not have a material adverse effect on us.

Adequacy of Reserve Levels

We establish reserves to cover uncollectible accounts receivable, excess or obsolete inventory, fair market value write-downs of certain assets, and various liabilities, which may not be adequate to cover future write-downs or losses. These reserves are subject to adjustment from time to time depending on actual experience and are subject to many uncertainties, including bankruptcy or other financial problems at key customers. In the case of litigation matters for which reserves have not been established because the loss is not deemed probable, it is reasonably possible such matters could be decided against us and require the payment of damages or other expenditures in amounts that are not presently estimable.

The effects on our financial results of many of these factors depend in some cases on our ability to obtain insurance covering potential losses at reasonable rates.

Changes in Tax Rates and Exposure to Additional Income Tax Liabilities

We are subject to income taxes in both the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of income among these different jurisdictions. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or in tax laws, which could affect our profitability. In particular, the carrying value of deferred tax assets is dependent on our ability to generate future taxable income. In addition, the amount of income taxes we pay is subject to audits in various jurisdictions, and a material assessment by a tax authority could affect profitability.

Expense Reduction and Cost Containment Goals

Over the past few years, we have implemented certain restructuring plans in order to better align our cost structure with our anticipated revenue stream, while improving our results of operations and cash flows, including those related to our Durel and Flexible Circuit Material operating segments. However, we may not realize the anticipated benefits of these restructuring plans and to the extent that we do not reach our objectives, we may be required to implement further restructuring plans, which may lead us to incur material future charges. Further, our restructuring plans could result in a potential adverse effect on employee capabilities that could harm our efficiency and our ability to act quickly and effectively in the rapidly changing technology markets in which we sell our products.

Ability to Access Capital Markets

In recent months, the volatility and disruption in the capital and credit markets have reached unprecedented levels. If these conditions continue or worsen, there can be no assurance that we will not experience a material adverse effect on our ability to borrow money, including under our existing credit facilities, or have access to capital, if needed. Although our lender has made commitments to make funds available to us in a timely fashion, our lender may be unable or unwilling to lend money. In addition, if we determine that it is appropriate or necessary to raise capital in the future, the future cost of raising funds through the debt or equity markets may be more expensive or those markets may be unavailable. If we were unable to raise funds through debt or equity markets, it could materially and adversely affect our business, financial condition and results of operations.

International Nature of Our Business

Due to the international nature of our business, political or economic changes could harm our future sales, expenses and financial condition. Our future sales, costs and expenses could be adversely affected by a variety of international factors, including:

- changes in a country's or region's political or economic conditions;
- longer accounts receivable cycles;
- trade protection measures;
- unexpected changes in regulatory requirements;
- differing technology standards and/or customer requirements; and
- import or export licensing requirements, which could affect our ability to obtain favorable terms for components or lead to penalties or restrictions.

For fiscal 2008, sales of our products to foreign customers accounted for approximately 72% of our net sales. As of December 31, 2008, we employed approximately 1,100 employees overseas. In addition, a portion of our product and component manufacturing, along with key suppliers, is located outside of the United States, and also could be disrupted by some of the international factors described above.

Our Stock Price is Volatile

The market price of our common stock has fluctuated widely from the beginning of fiscal year 2007 through the end of fiscal year 2008 with our stock price experiencing a high of $61.79 per share and a low of $29.14 per share. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. Factors affecting our stock price may include:

- variations in operating results from quarter to quarter;
- changes in earnings estimates by analysts or our failure to meet analysts' expectations;
- changes in the market price per share of our public company customers;
- market conditions in the industries upon which we depend;
- general economic conditions;
- political changes, hostilities or natural disasters such as hurricanes and floods; and
- low trading volume of our stock.
- In addition, the stock market has recently experienced significant price and volume fluctuations and these market fluctuations could adversely affect the market price of our stock.

Auction Rate Securities

No active market currently exists for the auction rate securities (ARS) we hold and as a result we may not be able to liquidate them at the current valuation, if at all. As a result, we have written down the cost basis of these securities to their estimated fair value and determined that the decline in fair value is considered not other-than-temporary in accordance with U.S. generally accepted accounting principles. Additional valuation allowances may have to be taken again in the future under certain scenarios based on market conditions at a given time.

We currently hold $50.0 million of par value ARS. The estimated fair value of these securities at December 31, 2008, was $43.4 million and they are rated as investment grade securities. The contractual maturities of these securities range from 5 to 38 years and are comprised predominately of student loan and municipality securities. Prior to the first quarter of 2008, these securities provided short-term liquidity through a Dutch auction process that reset the applicable interest rate at pre-determined calendar intervals, generally every 28 to 35 days. This mechanism allowed existing investors to either retain or liquidate their holdings by selling such securities at par.

We have the intent and ability to hold these securities for an extended period of time and continue to receive interest income when due. Given the continued challenges in the financial markets and the prolonged credit crisis, we cannot reasonably predict when or whether market conditions will change resulting in the recovery of fair value on these auction rate securities. It is also possible that a secondary market for auction rate securities may emerge in which securities similar to our own would trade at prices below our currently recorded fair values. Under such a scenario, or if other events arise that impact the fair value of the securities, we may have to recognize other-than temporary impairment charges, which would adversely impact our financial position and results of operations.

ITEM 1B

Unresolved Staff Comments

None.

ITEM 2

Properties

On December 31, 2008, we operated various manufacturing facilities and sales offices throughout the United States, Europe and Asia. In general, our facilities are in good condition, are considered to be adequate for the uses to which they are being put, and are in the aggregate substantially in regular use. The principal facilities and offices are listed below:

Location	Floor Space (Square Feet)	Type of Facility	Leased / Owned
UNITED STATES			
Rogers, Connecticut	506,000	Manufacturing / Administrative Offices	Owned
Woodstock, Connecticut	152,000	Manufacturing	Owned
Carol Stream, Illinois	215,000	Manufacturing	Owned
Chandler, Arizona	156,000	Manufacturing	Owned
Chandler, Arizona	142,000	Manufacturing	Owned
Chandler, Arizona	120,000	Manufacturing	Owned
Windham, Connecticut	88,000	Formerly Manufacturing	Owned
BELGIUM			
Evergem, Belgium	64,000	Manufacturing	Owned
Ghent, Belgium	90,000	Manufacturing	Owned
ASIA			
Suzhou, China	200,000	Manufacturing	Owned
Suzhou, China	93,000	Manufacturing	Leased through 7/10
Suzhou, China	93,000	Manufacturing	Leased through 7/10
Suzhou, China	215,000	Manufacturing	Owned
Tokyo, Japan	2,000	Sales Office	Leased through 2/10
Wanchai, Hong Kong	1,000	Sales Office	Leased through 6/10
Taipei, Taiwan, R.O.C.	1,000	Sales Office	Leased through 7/10
Seoul, Korea	1,000	Sales Office	Leased through 12/09
Singapore	1,000	Sales Office	Leased through 11/10
Shanghai, China	1,000	Sales Office	Leased through 7/11
Shenzhen, China	1,000	Sales Office	Leased through 6/10
Beijing, China	1,000	Sales Office	Leased through 12/10

ITEM 3

Legal Proceedings

We are currently engaged in the following environmental and legal proceedings:

Environmental Remediation in Manchester, Connecticut

In the fourth quarter of 2002, we sold our Moldable Composites Division located in Manchester, Connecticut to Vyncolit North America, Inc., at the time a subsidiary of the Perstorp Group, located in Sweden. Subsequent to the divestiture, certain environmental matters were discovered at the Manchester location and we determined that, under the terms of the arrangement, we would be responsible for estimated remediation costs of approximately $0.5 million. We recorded a reserve for this amount in 2002 in accordance with SFAS No. 5, *Accounting for Contingencies* (SFAS 5). The Connecticut Department of Environmental Protection (CT DEP) accepted our Remedial Action Plan in February 2005. We completed the remediation activities in December 2005 and started post-remediation groundwater monitoring in 2006. The cost of the remediation approximated the reserve originally recorded in 2002. We have completed all of the required groundwater monitoring with favorable results. As of the end of the third quarter, this site was remediated in accordance with the Connecticut Remediation Standard.

Superfund Sites

We are currently involved as a potentially responsible party (PRP) in three active cases involving waste disposal sites. In certain cases, these proceedings are at a stage where it is still not possible to estimate the ultimate cost of remediation, the timing and extent of remedial action that may be required by governmental authorities, and the amount of our liability, if any, alone or in relation to that of any other PRP's. However, the costs incurred since inception for these claims have been immaterial and have been primarily covered by insurance policies, for both legal and remediation costs. In one particular case, we have been assessed a cost sharing percentage of approximately 2% in relation to the range for estimated total cleanup costs of $17 million to $24 million. We believe we have sufficient insurance coverage to fully cover this liability and have recorded a liability and related insurance receivable of approximately $0.4 million as of December 31, 2008, which approximates our share of the low end of the range. During the third quarter of 2008, we settled a fourth superfund case when we reached agreement with the CT DEP as a de minimis party and agreed to pay approximately $0.1 million to settle our portion of the claim and release us from further involvement with the site.

In all our superfund cases, we believe we are a de-minimis participant and have only been allocated an insignificant percentage of the total PRP cost sharing responsibility. Based on facts presently known to us, we believe that the potential for the final results of these cases having a material adverse effect on our results of operations, financial position or cash flows is remote. These cases have been ongoing for many years and we believe that they will continue on for the indefinite future. No time frame for completion can be estimated at the present time.

PCB Contamination

We have been working with the CT DEP and the United States Environmental Protection Agency (EPA) Region I in connection with certain polychlorinated biphenyl (PCB) contamination in the soil beneath a section of cement flooring at our Woodstock, Connecticut facility. We completed clean-up efforts in 2000 in accordance with a previously agreed upon remediation plan. To address the small amount of residual contamination at the site, we proposed a plan of Monitored Natural Attenuation, which was subsequently rejected by the CT DEP. The CT DEP has additionally rejected two revised plans that were submitted. We are continuing to work with the CT DEP to resolve this issue.

Since inception, we have spent approximately $2.5 million in remediation and monitoring costs related to the site. We cannot estimate the range of future remediation costs based on facts and circumstances known to us at the present time. We believe that this situation will continue for several more years and no time frame for completion can be estimated at the present time.

Asbestos Litigation

A significant number of asbestos-related product liability claims have been brought against numerous United States industrial companies where the third-party plaintiffs allege personal injury from exposure to asbestos-containing products. We have been named, along with hundreds of other companies, as a defendant in some of these claims. In virtually all of these claims filed against us, the plaintiffs are seeking unspecified damages, or, if an amount is specified, it merely represents jurisdictional amounts. Even in those situations where specific damages are alleged, the claims frequently seek the same amount of damages, irrespective of the disease or injury. Plaintiffs' lawyers often sue dozens or even hundreds of defendants in individual lawsuits on behalf of hundreds or even thousands of claimants. As a result, even when specific damages are alleged with respect to a specific disease or injury, those damages are not expressly identified as to us.

We did not mine, mill, manufacture or market asbestos; rather, we made some limited products, which contained encapsulated asbestos. Such products were provided to industrial users. We stopped manufacturing these products in the late 1980s.

• CLAIMS

We have been named in asbestos litigation primarily in Illinois, Pennsylvania and Mississippi. As of December 31, 2008, there were approximately 163 pending claims compared to approximately 175 pending claims at December 30, 2007. The number of open claims during a particular time can fluctuate significantly from period to period depending on how successful we have been in getting these cases dismissed or settled. Some jurisdictions prohibit specifying alleged damages in personal injury tort cases such as these, other than a minimum jurisdictional amount which may be required for such reasons as allowing the case to be litigated in a jury trial (which the plaintiffs believe will be more favorable to them than if heard only before a judge) or allowing the case to be litigated in federal court. This is in contrast to commercial litigation, in which specific alleged damage claims are often permitted. The prohibition on specifying alleged damage sometimes applies not only to the suit when filed but also during the trial – in some jurisdictions the plaintiff is not actually permitted to specify to the jury during the course of the trial the amount of alleged damages the plaintiff is claiming. Further, in those jurisdictions in which plaintiffs are permitted to claim specific alleged damages, many plaintiffs nonetheless still choose not to do so. In those cases in which plaintiffs are permitted to and do choose to assert specific dollar amounts in their complaints, we believe the amounts claimed are typically not meaningful as an indicator of a company's potential liability. This is because (1) the amounts claimed may bear no relation to the level of the plaintiff's injury and are often used as part of the plaintiff's litigation strategy, (2) the complaints typically assert claims against numerous defendants, and often the alleged damages are not allocated against specific defendants, but rather the broad claim is made against all of the defendants as a group, making it impossible for a particular defendant to quantify the alleged damages that are being specifically claimed against it and therefore its potential liability, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and ultimately are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the approximately 163 claims pending as of December 31, 2008, 55 claims do not specify the amount of damages sought, 104 claims cite jurisdictional amounts, and only four (4) claims (or approximately 2.5% of the pending claims) specify the amount of damages sought not based on jurisdictional requirements. Of these four (4) claims, one (1) claim alleges compensatory and punitive damages of $20,000,000; one (1) claim alleges compensatory and punitive damages of $1,000,000, and an unspecified amount of exemplary damages, interest and costs; and two (2) claims allege compensatory damages of $65,000,000 and punitive damages of $60,000,000. These four (4) claims name between nine (9) and seventy-six (76) defendants. However, for the reasons cited above, we do not believe that this data allows for an accurate assessment of the relation that the amount of alleged damages claimed might bear to the ultimate disposition of these cases.

The rate at which plaintiffs filed asbestos-related suits against us increased in 2001, 2002, 2003 and 2004 because of increased activity on the part of plaintiffs to identify those companies that sold asbestos containing products, but which did not directly mine, mill or market asbestos. A significant increase in the volume of asbestos-related bodily injury cases arose in Mississippi in 2002. This increase in the volume of claims in Mississippi was apparently due to the passage of tort reform legislation (applicable to asbestos-related injuries), which became effective on September 1, 2003 and which resulted in a higher than average number of claims being filed in Mississippi by plaintiffs seeking to ensure their claims would be governed by the law in effect prior to the passage of tort reform. The number of asbestos-related suits filed against us declined in 2006, increased slightly in 2007, and declined again in 2008.

• DEFENSES

In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of exposure to our asbestos-containing products. We continue to believe that a majority of the claimants in pending cases will not be able to demonstrate exposure or loss. This belief is based in large part on two factors: the limited number of asbestos-related products manufactured and sold by us and the fact that the asbestos was encapsulated in such products. In addition, even at sites where the presence of an alleged injured party can be verified during the same period those products were used, our liability cannot be presumed because even if an individual contracted an asbestos-related disease, not everyone who was employed at a site was exposed to the asbestos-containing products that we manufactured. Based on these and other factors, we have and will continue to vigorously defend ourselves in asbestos-related matters.

• DISMISSALS AND SETTLEMENTS

Cases involving us typically name 50-300 defendants, although some cases have had as few as one and as many as 833 defendants. We have obtained dismissals of many of these claims. For the fiscal year ended December 31, 2008, we were able to have approximately 83 claims dismissed and settled 4 claims. For the fiscal year ended December 30, 2007, approximately 59 claims were dismissed and 12 were settled. The majority of costs have been paid by our insurance carriers, including the costs associated with the small number of cases that have been settled. Such settlements totaled approximately $1.5 million in 2008, compared to approximately $2.0 million for the full year 2007. Although these figures provide some insight into our experience with asbestos litigation, no guarantee can be made as to the dismissal and settlement rate that we will experience in the future.

Settlements are made without any admission of liability. Settlement amounts may vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature and extent of the disease alleged and the associated medical evidence, the age and occupation of the claimant, the existence or absence of other possible causes of the alleged illness of the alleged injured party and the availability of legal defenses, as well as whether the action is brought alone or as part of a group of claimants. To date, we have been successful in obtaining dismissals for many of the claims and have settled only a limited number. The majority of settled claims were settled for immaterial amounts, and the majority of such costs have been paid by our insurance carriers. In addition, to date, we have not been required to pay any punitive damage awards.

• POTENTIAL LIABILITY

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to have a formal analysis performed to determine our potential future liability and related insurance coverage for asbestos-related matters. This determination was made based on several factors, including the growing number of asbestos-related claims at the time and the related settlement history. As a result, National Economic Research Associates, Inc. (NERA), a consulting firm with expertise in the field of evaluating mass tort litigation asbestos bodily-injury claims, was engaged to assist us in projecting our future asbestos-related liabilities and defense costs with regard to pending claims and future unasserted claims. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, our limited claims history and consultations with NERA, we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., our indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

• INSURANCE COVERAGE

Our applicable insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. Following the initiation of asbestos litigation, an effort was made to identify all of our primary and excess insurance carriers that provided applicable coverage beginning in the 1950s through the mid-1980s. There appear to be three such primary carriers, all of which were put on notice of the litigation. In late 2004, Marsh Risk Consulting (Marsh), a consulting firm with expertise in the field of evaluating insurance coverage and the likelihood of recovery for asbestos-related claims, was engaged to work with us to project our insurance coverage for asbestos-related claims. Marsh's conclusions were based primarily on a review of our coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, analysis of applicable deductibles, retentions and policy limits, the experience of NERA and a review of NERA's reports.

• COST SHARING AGREEMENT

To date, our primary insurance carriers have provided for substantially all of the settlement and defense costs associated with our asbestos-related claims. However, as claims continued, we determined, along with our primary insurance carriers, that it would be appropriate to enter into a cost sharing agreement to clearly define the cost sharing relationship among such carriers and ourselves. A definitive cost sharing agreement was finalized on September 28, 2006. Under the definitive agreement, the primary insurance carriers will continue to pay essentially all resolution and defense costs associated with these claims until the coverage is exhausted.

• IMPACT ON FINANCIAL STATEMENTS

Given the inherent uncertainty in making future projections, we have had the projections of current and future asbestos claims periodically re-examined, and we will have them updated if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh's models, and other relevant factors, such as changes in the tort system and our success in resolving claims. Based on the assumptions employed by and the report prepared by NERA and other variables, NERA and Marsh updated their respective analyses for year-end 2007 and the estimated liability and estimated insurance recovery, for the five-year period through 2012, is $23.6 and $23.5 million, respectively. NERA and Marsh updated their respective analyses for 2008 and the estimated liability and estimated insurance recovery, for the five-year period through 2013, is $24.3 and $24.0 million, respectively.

The amounts that we have recorded for the asbestos-related liability and the related insurance receivables described above were based on currently known facts and a number of assumptions. Projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of such claims, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual liability and insurance recoveries for us to be higher or lower than those projected or recorded.

There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but such excess amounts cannot be estimated at this time. We will continue to vigorously defend ourselves and believe we have substantial unutilized insurance coverage to mitigate future costs related to this matter.

Other Environmental and General Litigation Matters

In 2005, we began to market our manufacturing facility in Windham, Connecticut to find potential interested buyers. This facility was formerly the location of the manufacturing operations of our elastomer component and float businesses prior to the relocation of these businesses to Suzhou, China in the fall of 2004. As part of our due diligence in preparing the site for sale, we determined that there were several environmental issues at the site and, although under no legal obligation to voluntarily remediate the site, we believed that remediation procedures would have to be performed in order to successfully sell the property. Therefore, we obtained an independent third-party assessment on the site, which determined that the potential remediation cost range would be approximately $0.4 million to $1.0 million. In accordance with SFAS 5, we determined that the potential remediation would most likely approximate the mid-point of this range and recorded a $0.7 million charge in the fourth quarter of 2005. During the third quarter of 2008, the remediation for this site was completed. Due to the remediation not being as extensive as originally estimated, we reduced the accrual by approximately $0.5 million and paid approximately $0.2 million in costs associated with the remediation work. The costs remaining to be paid related to this site are minimal.

On May 16, 2007, CalAmp Corp. (CalAmp) filed a lawsuit against us for unspecified damages. During the second quarter of 2008, CalAmp responded to discovery requests in the litigation and stated that their current estimated total damages were $82.9 million. In the lawsuit, which was filed in the United States District Court, Central District of California, CalAmp alleged performance issues with certain printed circuit board laminate materials we had provided for use in certain of their products. In the first quarter of 2009 this lawsuit was settled for $9.0 million. Both parties acknowledged that Rogers admitted no wrongdoing or liability for any claim made by CalAmp. We agreed to settle this litigation solely to avoid the time, expense and inconvenience of continued litigation. Under the settlement reached through mediation mandated by the U.S. District Court for the Central District of California, we paid CalAmp $9.0 million in January 2009. We had accrued $0.9 million related to this lawsuit in 2007 and recorded an additional $8.1 million in the fourth quarter of 2008 (recorded in "Other current liabilities" in the Consolidated Financial Statements in Item 8 of this Form 10-K). Legal and other costs related to this lawsuit were approximately $1.8 million in 2008. In January 2009, subsequent to the settlement with CalAmp, we reached an agreement with our primary insurance carrier to recover costs associated with a portion of the settlement ($1.0 million) as well as certain legal fees and other defense costs associated with the lawsuit (approximately $1.0 million). As of December 31, 2008 we had a receivable for $1.2 million for amounts remaining to be collected from this carrier. On February 6, 2009, we also filed suit in the U.S. District Court for the District of Massachusetts against Fireman's Fund Insurance Company, an excess insurance carrier, seeking to collect the remaining $8.0 million of the settlement amount. At this time, we cannot determine the probability of recovery in this matter and, consequently, have not recorded this amount as a receivable.

In addition to the above issues, the nature and scope of our business bring us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse impact on our results of operations, financial position, or cash flows.

For additional discussion on our environmental and litigation matters, see Footnote 12 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

ITEM 4

Submission of Matters to a Vote of Security Holders

None.

PART II

ITEM 5
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "ROG". As of the end of business on February 13, 2009, we had 654 shareholders of record. On the same date, the trading price of our common stock closed at $23.78 per share.

Capital Stock Market Prices

The following table sets forth the high and low prices during each quarter of the last two years on a per share basis.

	2008		2007	
	High	**Low**	High	Low
Fourth	**$ 38.10**	**$ 21.03**	$ 50.00	$ 40.20
Third	**44.50**	**35.53**	46.32	34.70
Second	**42.27**	**30.79**	49.30	36.69
First	**45.59**	**29.14**	61.79	44.00

Dividend Policy

We did not pay any dividends on our common stock in fiscal 2008 and 2007. We periodically evaluate the desirability of paying a dividend; however, at present, we expect to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.

Issuer Purchases of Equity Securities

From time to time, the Board of Directors authorizes the repurchase, at management's discretion and/or pursuant to a corporate 10b5-1 trading plan, of shares of our common stock. There were no repurchases in 2006, and in October 2006 the then existing buyback program expired with authorization to repurchase approximately $21.4 million of common stock remaining. On February 15, 2007, the Board of Directors approved a new buyback program, under which we were authorized to repurchase up to an aggregate of $50 million in market value of common stock over a twelve-month period. During 2007, we repurchased a total of 810,380 shares of common stock, for a total of $35.5 million. On February 15, 2008, the Board of Directors approved a new buyback program, under which we were authorized to repurchase up to an aggregate of $30 million in market value of common stock over a twelve-month period. Through the three months ended March 30, 2008 we had repurchased 906,834 shares of common stock, for $30.0 million, which completed this buyback program.

ITEM 6

Selected Financial Data

(Dollars in thousands, except per share amounts)	**2008**	2007	2006	2005	2004
SALES AND INCOME FROM CONTINUING OPERATIONS					
Net sales	**$ 365,362**	$ 412,698	$ 430,366	$ 335,543	$ 348,886
Income before income taxes	**25,106**	23,540	69,497	38,925	54,714
Net income	**21,617**	20,625	55,167	33,268	38,814
PER SHARE DATA FROM CONTINUING OPERATIONS					
Basic	**1.38**	1.25	3.29	2.04	2.37
Diluted	**1.36**	1.23	3.19	2.01	2.27
Book value	**21.47**	22.17	21.09	17.24	17.12
FINANCIAL POSITION					
Current assets	**184,293**	247,054	272,554	181,030	172,934
Current liabilities	**59,836**	68,286	82,143	57,366	57,387
Ratio of current assets to current liabilities	**3.1 to 1**	3.6 to 1	3.3 to 1	3.2 to 1	3.0 to 1
Cash, cash equivalents and short-term investments	**70,625**	89,628	81,823	46,401	39,967
Working capital	**124,457**	178,768	190,411	123,664	115,547
Property, plant and equipment, net	**145,222**	147,203	141,406	131,616	140,384
Total assets	**475,433**	470,948	480,902	400,600	405,195
Long-term debt less current maturities	**–**	–	–	–	–
Shareholders' Equity	**336,144**	363,981	357,177	280,250	281,495
Long-term debt as a percentage of shareholders' equity	**0%**	0%	0%	0%	0%
OTHER DATA					
Depreciation and amortization from continuing operations	**18,397**	24,296	18,276	16,853	15,970
Research and development expenses from continuing operations	**21,885**	24,600	24,168	19,403	18,871
Capital expenditures from continuing operations	**21,004**	30,885	20,639	28,482	21,158
Number of employees (average)	**1,960**	2,100	2,416	1,975	1,728
Net sales per employee	**186**	197	178	170	202
Number of shares outstanding at year-end	**15,654,123**	16,414,918	16,937,523	16,255,024	16,437,790

ITEM 7

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes that appear elsewhere in this Form 10-K.

Business Overview

We are a global enterprise that provides our customers with innovative solutions and industry leading products in a variety of markets, including portable communications, communications infrastructure, consumer products, consumer electronics, semiconductors, mass transit, automotive, ground transportation, aerospace, defense and alternative energy. We generate revenues and cash flows through the development, manufacture, and distribution of specialty material-based products that are sold to multiple customers, primarily fabricators and contract manufacturers that, in turn, produce component products that are sold to original equipment manufacturers (OEM's) for use in various applications. As such, our business is highly dependent, although indirectly, on market demand for these OEM's products. Our ability to forecast future sales and earnings results is largely dependent on management's ability to anticipate changing market conditions and how our customers will react to these changing conditions. It is also highly limited due to the short lead times demanded by our customers and the dynamics of serving as a relatively small supplier in the overall supply chain for these end-user products. In addition, our sales represent a number of different products across a wide range of price points and distribution channels that do not always allow for meaningful quantitative analysis of changes in demand or price per unit with respect to the effect on forecasting.

Our current focus is on worldwide markets that have an increasing percentage of materials being used to support growing high technology applications, such as cellular base stations and antennas, handheld wireless devices, satellite television receivers and automotive electronics. We continue to focus on business opportunities around the globe and particularly in the Asian marketplace, as evidenced by the continued investment in and expansion of our manufacturing facilities in Suzhou, China, which functions as our manufacturing base to serve our customers in Asia. Our goal is to become the supplier of choice for our customers in all of the various markets in which we participate. To achieve this goal, we strive to make the best products in these respective markets and to deliver the highest level of service to our customers.

During 2008, we began to feel the impact of the global recession on our business, as sales volumes declined significantly at the end of the fourth quarter. In recessionary times such as these, our diversification and position in the overall supply chain typically help to mitigate the initial impact of a recession on us, as we typically see orders decline later than many other companies. Historically, this has also helped us to rebound from a recession earlier than other companies, as we provide materials and component products to our customers who in turn sell to an end user, although past history is not an indication of the current marketplace and what will occur in the future. We believe that 2009 will be a challenging year as the uncertainty of the global recession will continue. However, we do believe that we are well positioned to sustain our business through difficult times, as we have a strong balance sheet with no debt, strong cash flows, and a focus on working capital management.

Overall in 2008, sales declined 11% from $412.7 million to $365.4 million. The most significant declines were experienced in our Custom Electrical Components reportable segment, where sales declined by approximately $42.6 million, or 31%, due primarily to the decline in electroluminescent (EL) lamp sales as many applications in the portable communications market are reaching end of life, and our Printed Circuit Materials reportable segment, where sales declined by $20.6 million, or 14%, due primarily to the decline in the Flexible Circuits market. These declines were partially offset by growth in our High Performance Foams business, which experienced an increase in sales of approximately 8%, or $8.9 million in 2008 as compared to 2007.

In 2008, we continued our efforts to review our current product portfolio in order to streamline our business, which we believe will enable us to focus on the key strategic businesses that we believe will ultimately drive growth for the Company. As part of these efforts, we sold our Induflex business, which was reported in our "Other Polymer Products" reportable segment, in the fourth quarter of 2008 for approximately $13.6 million, resulting in a net gain on the sale of approximately $3.2 million. This operating segment is classified as a discontinued operation in the consolidated financial statements.

Over the past several years, we have worked to better align our business with our customers, which includes having manufacturing capacity close to our customers in order to be responsive to their needs. We continue to invest in our operations in China, as many of our products, including EL lamps, power distribution system products, elastomer components and floats, are currently being manufactured at our Suzhou, China facility. We continue to focus on this strategic facility, particularly as demand for our products increases in the Asian marketplace. In 2007, we added additional capacity for our polyurethane foam products at our Suzhou facility through our Rogers INOAC Suzhou Corporation (RIS) joint venture to better meet the demand for our high-end foam products in the Asian marketplace.

In 2009, we will continue to focus on positioning ourselves to take advantage of the potential opportunities that could arise if and when the global economy begins to shift in a positive direction. We will focus on maintaining our strong balance sheet position, while continuing to manage our working capital requirements. We will also focus on the future by continuing our efforts in new product development, as well as pursuing potential acquisitions that align with our strategic direction. Finally, we will make efforts to control our costs and operate as efficiently as possible to help mitigate the volume reductions we are currently experiencing. We believe that all of these measures will help position ourselves to maintain our business through this economic downturn, as well as enable us to take advantage of opportunities when the economy begins to experience positive momentum.

Results of Continuing Operations

The following table sets forth, for the last three fiscal years, selected Company operating data expressed as a percentage of net sales.

	2008	2007	2006
Net sales	**100.0%**	100.0%	100.0%
Gross margins	**31.2%**	27.0%	32.0%
Selling and administrative expenses	**22.5%**	17.3%	14.1%
Research and development expenses	**6.0%**	6.0%	5.6%
Restructuring and impairment charges	**-**	0.8%	-
Operating income	**2.7%**	2.9%	12.3%
Equity income in unconsolidated joint ventures	**1.7%**	2.0%	2.0%
Other income, net	**1.7%**	0.4%	1.3%
Interest income, net	**0.8%**	0.4%	0.5%
Income from continuing operations before income taxes	**6.9%**	5.7%	16.1%
Income tax expense	**1.0%**	0.7%	3.3%
Income from continuing operations	**5.9%**	5.0%	12.8%

2008 vs. 2007

Net Sales

Net sales in 2008 were $365.4 million, a decrease of 11.5% from $412.7 million of sales in 2007. The decrease in sales is primarily due to a 31.4% decrease in the Custom Electrical Components reportable segment from $135.1 million in 2007 to $92.6 million in 2008 and in the Printed Circuit Materials reportable segment of $20.6 million, or 14.3%, from $143.8 million to $123.2 million, partially offset by an increase in sales in our High Performance Foams reportable segment of $8.9 million, or 8%, from $110.6 million to $119.5 million. The factors resulting in these changes in sales are discussed in greater detail in the "Segment Sales and Operations" section below.

Manufacturing Margins

Manufacturing margins increased approximately 420 basis points to 31.2% in 2008 from 27.0% in 2007. Margins increased at our three strategic segments - High Performance Foams, Printed Circuit Materials and Custom Electrical Components - due in part to our focus on cost containment measures as well as gaining operational efficiencies in anticipation of the volume declines that occurred at the end of 2008. Also, in 2007, we recognized certain charges relating to our restructuring activities that included recognizing reserves on certain inventories at our Durel and Flexible Circuit Materials operating segments that negatively impacted our margins in 2007. A portion of this inventory reserved in 2007 was sold in 2008, which positively impacted our margins in 2008 by approximately 100 basis points.

Selling and Administrative Expenses

Selling and administrative expenses were $82.2 million in 2008, an increase of $10.9 million from $71.4 million in 2007. The 2008 results included approximately $8.0 million in charges related to the settlement of and legal fees for our lawsuit with CalAmp (see Footnote 12 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion), as well as incentive compensation expense of approximately $11.4 million. These 2008 charges were partially offset by the cost containment initiatives and operating efficiency measures that were implemented this year. The 2007 expense included approximately $2.4 million of charges related to restructuring activities that were initiated in the second quarter of 2007 related to our Durel and Flexible Circuit Materials operating segments. Overall selling and administrative expenses increased as a percentage of sales from 17.3% in 2007 to 22.5% in 2008.

Research and Development Expenses

Research and development expenses decreased from $24.6 million in 2007 to $21.9 million in 2008. As a percentage of sales, expenses remained consistent at 6.0% in both 2008 and 2007. Our strategic plan is to invest an average of 6% of net sales annually into research and development and it is expected that future expenditures will be consistent with this targeted investment level. We continue to invest in research and development to improve our existing technologies and find new applications for these materials, as well as to explore new, emerging technologies, as well as existing technologies, that we believe will complement our existing product portfolio.

Restructuring and Impairment Charges

Restructuring and impairment charges were $13.8 million in 2007, while there were no such charges in 2008. The charges in 2007 related primarily to our Durel and flexible circuit materials operating segments. The charges consisted of (i) accelerated depreciation and amortization on fixed assets and contracts ($5.0 million), (ii) an increase in inventory reserves ($5.3 million), (iii) severance costs related to a company-wide headcount reduction ($3.0 million), and (iv) the impairment of goodwill related to our composite materials operating segment ($0.5 million). For income statement presentation purposes, approximately $7.9 million of these charges are included in "Cost of sales", $2.4 million are included in "Selling and administrative expenses" and $3.5 million are included in "Restructuring and impairment charges". Further discussion of these amounts is as follows:

- **DUREL**

In 2007, we recorded a non-cash pre-tax charge of $9.4 million related to our Durel operating segment, which is aggregated into our Custom Electrical Components reportable segment. This charge included a $7.6 million restructuring charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the Durel business and a $1.8 million charge related to the accelerated expense recognition of a prepaid license associated with a certain flexible electroluminescent (EL) lamp product. These charges were partially offset by the sale of approximately $1.0 million of inventory previously reserved for in the second quarter of 2007. These charges resulted from a significant change in the current outlook for existing and future EL lamp programs during the second quarter of 2007 based on information related to certain program terminations from our most significant customer of EL lamps in the portable communications market. As a result of this change in business conditions, all remaining production of EL lamps for the portable communications market that was located at Durel's manufacturing facility in Arizona was shifted to China by the end of the second quarter of 2007. As of year end 2008, substantially all EL production, including lamps for the automotive industry, shifted to our China facility. The significant change in the outlook of EL programs and the planned shift in EL production to China was an indicator of impairment that triggered an impairment analysis on the long-lived assets of the Durel business in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). The impairment analysis, which was completed as part of the second quarter of 2007 closing process with the assistance of an independent third-party appraisal firm, led us to conclude that no impairment charge associated with the Durel long-lived assets was necessary. As such, in accordance with SFAS 144, we determined that it was appropriate to reduce the estimated useful lives of EL lamp related equipment in Durel's US manufacturing facility. In addition, the reduced forecast of EL lamp sales, specifically related to flexible EL lamps for the portable communications market, caused us to accelerate the expense recognition of a prepaid license associated with flexible EL lamps based on the current forecasted revenues. We incurred charges of approximately $0.4 million in 2008 related to these restructuring activities and sold approximately $2.7 million of previously reserved inventory.

• **FLEXIBLE CIRCUIT MATERIALS**

In 2007, we recorded a non-cash pre-tax charge of $3.1 million related to our flexible circuit materials operating segment, which was aggregated into our Printed Circuit Materials reportable segment. This charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the flexible circuit materials business and was partially offset by the sale of approximately $1.3 million of inventory previously reserved for in the second quarter of 2007. Flexible circuit materials, which are used in a variety of consumer electronic products, have become a commodity product with increased global competition and pricing pressure driven by excess capacity. This commoditization has caused the operating results of the flexible circuit materials business to significantly decline in recent periods, which resulted in our revaluation of the strategic future viability of this business. We determined that these market factors were an indicator of impairment that triggered an analysis of the long-lived assets related to the flexible circuit materials business in accordance with SFAS 144. The impairment analysis, which was completed as part of the second quarter of 2007 closing process with the assistance of an independent third-party appraisal firm, concluded that no impairment charge associated with the flexible circuit materials long-lived assets was necessary. As such, in accordance with SFAS 144, we determined that it was appropriate to reduce the estimated useful lives of the equipment related to the flexible circuit materials operating segment. We also determined, based on business conditions at that time that certain inventories associated with this business would not be saleable, and we reserved for these inventories accordingly. We incurred minimal charges in 2008 related to these restructuring activities and sold approximately $1.0 million of previously reserved inventory.

• **COMPOSITE MATERIALS**

In 2007, we recorded a non-cash pre-tax charge of $0.5 million related to the impairment of the goodwill associated with the composite materials operating segment, which is aggregated into our Other Polymer Products reportable segment. The operating results of the composite materials business have gradually declined over the past few years. During the second quarter of 2007, a government program, which was material to the sales and earnings of the composite materials business, expired. We determined that the loss of this program, which we had previously thought would be replaced with new business, was an indicator of impairment due to the significance of the program on the long-term revenues of this business. Consequently, we performed an impairment analysis on the composite materials operating segment under SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). The impairment analysis, which was completed as part of the 2007 second quarter closing process with the assistance of an independent third-party appraisal firm, resulted in us recording an impairment charge of $0.5 million related to the goodwill associated with this business. The analysis did not result in the impairment of any of the business' other long-lived assets. No additional charges related to the impairment of the goodwill associated with the composite materials operating segment were recorded during the remainder of 2007.

• **SEVERANCE**

In 2007, as part of the restructuring activities previously discussed, we took a number of actions to reduce costs, including a company-wide headcount reduction. In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and SFAS No. 112, *Employers' Accounting for Postemployment Benefits*, we recorded $3.0 million of severance charges in 2007. In addition, we made severance payments of $1.3 million in 2007 and the remaining $1.7 million was paid in 2008.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures decreased $1.9 million from $8.1 million in 2007 to $6.2 million in 2008. Joint venture sales were down across all businesses, which were primarily related to customers managing inventories caused by the softening in consumer demand. Most impacted were our polyurethane foam joint ventures with INOAC Corporation in Japan and China, which experienced weakened demand, particularly in the gaming console and cell phone markets.

Other Income

Other income increased from $1.7 million in 2007 to $6.1 million in 2008. The increase is due in part to our foreign currency hedging program that was implemented in 2008, which contributed approximately $2.0 million in favorable foreign currency adjustments in 2008, as well as an increase in commission income related to our PLS joint venture ($0.3 million) and the inclusion of certain one-time charges associated with adjusting our legal entity structure in China that negatively impacted 2007 results, as well as certain other one-time charges, that did not occur in 2008.

Income Taxes

Our effective tax rate was 13.9% in 2008 and 12.4% in 2007. In 2008 and 2007, our tax rate was favorably impacted by the tax benefit associated with certain discrete rate items recorded during the year and continued to benefit from favorable tax rates on certain foreign business activity and general business tax credits.

It is our policy, in accordance with APB 23, that no U.S. taxes are provided on undistributed earnings of certain wholly-owned foreign subsidiaries because substantially all such earnings are expected to be reinvested indefinitely. We provide deferred taxes for the undistributed earnings of our Japanese high performance foams joint venture as well as our Taiwanese flexible circuit materials joint venture.

We are eligible for a tax holiday on the earnings of our subsidiaries in China. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years. In 2008, the fourth year under this agreement, RSZ reported pretax income of $3.0 million, which was subject to a tax rate of 9%, resulting in a decrease of 3 percentage points in our effective tax rate. In 2009, the tax rate in effect will be 10% and will increase each subsequent year until reaching the full rate of 25% in 2012, subject to local government approval. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), we were subject to a rate of tax of 18% in 2008, which resulted in a decrease of 5 percentage points in our effective tax rate based upon their pretax income of $7.0 million. In 2009, the tax rate in effect will be 20%, and will increase each subsequent year until reaching the full rate of 25% in 2012, subject to local government approval.

Backlog

Our backlog of firm orders was $24.8 million at December 31, 2008, as compared to $42.6 million at December 30, 2007. The decrease at the end of 2008 was primarily related to the decrease in sales in the Custom Electrical Components reportable segment, as backlog for electroluminescent lamps and inverters, primarily sold to manufacturers of portable communications equipment and automobiles, decreased by approximately $12.5 million at year-end 2008 as compared to year-end 2007.

2007 vs. 2006

Net Sales

Net sales in 2007 were $412.7 million, a decrease of 4.1% from $430.4 million of sales in 2006. The decrease in sales is primarily due to a 9.6% decrease in the Custom Electrical Components reportable segment from $149.4 million in 2006 to $135.1 million in 2007 and in the Printed Circuit Materials reportable segment of $9.8 million, or 6.4%, from $153.6 million to $143.8 million, partially offset by an increase in sales in our High Performance Foams reportable segment of $7.4 million, or 7.2%, from $103.2 million to $110.6 million. The factors resulting in these changes in sales are discussed in greater detail in the "Segment Sales and Operations" section below.

Manufacturing Margins

Manufacturing margins decreased approximately 500 basis points to 27.0% in 2007 from 32.0% in 2006. Margins decreased for all segments but primarily in the Custom Electrical Components reportable segment, where lower volumes and increased pricing pressures eroded margins. Also, we encountered increased material costs across several of our businesses, as well as decreased operating leverage, particularly in our flexible materials business, which further impacted margins.

Selling and Administrative Expenses

Selling and administrative expenses were $71.4 million in 2007, an increase of $10.7 million from $60.7 million in 2006. The 2007 results included $2.4 million in costs associated with the acceleration of certain contract expenses and the accelerated depreciation of certain assets related to the second and third quarter restructuring activities. The 2007 results also included additional costs related to professional services fees, contract expenses and stock compensation expense, partially offset by a decline in incentive compensation expense in 2007 as compared to 2006. Overall selling and administrative expenses increased as a percentage of sales from 14.1% in 2006 to 17.3% in 2007.

Research and Development Expenses

Research and development expenses had a minimal increase from $24.2 million in 2006 to $24.6 million in 2007. As a percentage of sales, expenses increased slightly in 2007 to 6.0% as compared to 5.6% in 2006. Our strategic plan is to invest an average of 6% of net sales annually into research and development and it is expected that future expenditures will be consistent with this targeted investment level. We continue to invest in research and development to improve our existing technologies and find new applications for these materials; as well as to explore new, emerging technologies that we believe will complement our existing product portfolio.

Restructuring and Impairment Charges

Restructuring and impairment charges in 2007 were $13.8 million as compared to $5.0 million in 2006. The charges in 2007 related primarily to our Durel and flexible circuit materials businesses. The charges consisted of (i) accelerated depreciation and amortization on fixed assets and contracts ($5.0 million), (ii) increase in inventory reserves ($5.3 million), (iii) severance costs related to a company-wide headcount reduction ($3.0 million), and (iv) the impairment of goodwill related to our composite materials operating segment ($0.5 million). For income statement presentation purposes, approximately $7.9 million of these charges are included in "Cost of sales", $2.4 million are included in "Selling and administrative expenses" and $3.5 million are included in "Restructuring and impairment charges". The charge in 2006 of $5.0 million is related to the impairment of goodwill associated with our polyester-based industrial laminates business and is included in "Restructuring and impairment charges" in our statements of income. Further discussion of these amounts is as follows:

• **DUREL**

In 2007, we recorded a non-cash pre-tax charge of $9.4 million related to our Durel operating segment, which is aggregated into our Custom Electrical Components reportable segment. This charge included a $7.6 million restructuring charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the Durel business and a $1.8 million charge related to the accelerated expense recognition of a prepaid license associated with a certain flexible electroluminescent (EL) lamp product. These charges were partially offset by the sale of approximately $1.0 million of inventory previously reserved for in the second quarter of 2007. These charges resulted from a significant change in the current outlook for existing and future EL lamp programs during the second quarter of 2007 based on information related to certain program terminations from our most significant customer of EL lamps in the portable communications market. As a result of this change in business conditions, all remaining production of EL lamps for the portable communications market that was located at Durel's manufacturing facility in Arizona was shifted to China by the end of the second quarter of 2007. As of year end 2008, substantially all EL production, including lamps for the automotive industry, shifted to our China facility. The significant change in the outlook of EL programs and the planned shift in EL production to China was an indicator of impairment that triggered an impairment analysis on the long-lived assets of the Durel business in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). The impairment analysis, which was completed as part of the second quarter of 2007 closing process with the assistance of an independent third-party appraisal firm, led us to conclude that no impairment charge associated with the Durel long-lived assets was necessary. As such, in accordance with SFAS 144, we determined that it was appropriate to reduce the estimated useful lives of EL lamp related equipment in Durel's US manufacturing facility. In addition, the reduced forecast of EL lamp sales, specifically related to flexible EL lamps for the portable communications market, caused us to accelerate the expense recognition of a prepaid license associated with flexible EL lamps based on the current forecasted revenues.

• **FLEXIBLE CIRCUIT MATERIALS**

In 2007, we recorded a non-cash pre-tax charge of $3.1 million related to our flexible circuit materials operating segment, which was aggregated into our Printed Circuit Materials reportable segment. This charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the flexible circuit materials business and was partially offset by the sale of approximately $1.3 million of inventory previously reserved for in the second quarter of 2007. Flexible circuit materials, which are used in a variety of consumer electronic products, have become a commodity product with increased global competition and pricing pressure driven by excess capacity. This commoditization has caused the operating results of the flexible circuit materials business to significantly decline in recent periods, which resulted in our revaluation of the strategic future viability of this business. We determined that these market factors were an indicator of impairment that triggered an analysis of the long-lived assets related to the flexible circuit materials business in accordance with SFAS 144. The impairment analysis, which was completed as part of the second quarter of 2007 closing process with the assistance of an independent third-party appraisal firm, concluded that no impairment charge associated with the flexible circuit materials long-lived assets was necessary. As such, in accordance with SFAS 144, we determined that it was appropriate to reduce the estimated useful lives of the equipment related to the flexible circuit materials operating segment. We also determined, based on business conditions at that time, that certain inventories associated with this business would not be saleable, and we reserved for these inventories accordingly.

• **COMPOSITE MATERIALS**

In 2007, we recorded a non-cash pre-tax charge of $0.5 million related to the impairment of the goodwill associated with the composite materials operating segment, which is aggregated into our Other Polymer Products reportable segment. The operating results of the composite materials business have gradually declined over the past few years. During the second quarter of 2007, a government program, which was material to the sales and earnings of the composite materials business, expired. We determined that the loss of this program, which we had previously thought would be replaced with new business, was an indicator of impairment due to the significance of the program on the long-term revenues of this business. Consequently, we performed an impairment analysis on the composite materials operating segment under SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). The impairment analysis, which was completed as part of the 2007 second quarter closing process with the assistance of an independent third-party appraisal firm, resulted in us recording an impairment charge of $0.5 million related to the goodwill associated with this business. The analysis did not result in the impairment of any of the business' other long-lived assets. No additional charges related to the impairment of the goodwill associated with the composite materials operating segment were recorded during the remainder of 2007.

• **SEVERANCE**

In 2007, as part of the restructuring activities previously discussed, we took a number of actions to reduce costs, including a company-wide headcount reduction. In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and SFAS No. 112, *Employers' Accounting for Postemployment Benefits*, we recorded $3.0 million of severance charges in 2007. In addition, we made severance payments of $1.3 million in 2007.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures decreased $0.5 million from $8.6 million in 2006 to $8.1 million in 2007. This was primarily driven by a decline in our flexible circuit materials joint venture in Taiwan, RCCT, which is consistent with the results of our wholly owned flexible circuit materials business. This decline was partially offset by the strong performance of our high performance foams joint ventures in Japan and China.

Other Income

Other income decreased from $5.6 million in 2006 to $1.7 million in 2007. This decrease is primarily related to reduced royalty income as certain royalty agreements expired at the end of 2006 and certain one-time costs associated with adjusting our legal entity structure in China.

Income Taxes

Our effective tax rate was 12.4% in 2007 and 20.6% in 2006. In 2007, our tax rate was favorably impacted by the tax benefit associated with the restructuring, impairment and other one-time charges as well as certain other discrete rate items recorded during the year. Also in 2007, the effective tax rate continued to benefit from favorable tax rates on certain foreign business activity and general business tax credits. In 2006, the effective tax rate benefited from favorable tax rates on certain foreign business activity as well as non-taxable foreign sales income and research and general business tax credits.

It is our policy, in accordance with APB 23, that no U.S. taxes are provided on undistributed earnings of certain wholly-owned foreign subsidiaries because substantially all such earnings are expected to be reinvested indefinitely. We provide deferred taxes for the undistributed earnings of our Japanese high performance foams joint venture as well as our Taiwanese flexible circuit materials joint venture.

We are eligible for a tax holiday on the earnings of our subsidiaries in China. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate. In 2007, the third year under this agreement, RSZ reported pretax income of $6.5 million, which was subject to a tax rate of 7.5%, resulting in a decrease in our effective tax rate of 7 percentage points. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), we were subject to a rate of tax of 15% in 2007, which resulted in a decrease in our effective tax rate of 7% based upon their pretax income of $8.8 million.

Backlog

Our backlog of firm orders was $42.6 million at December 30, 2007, as compared to $38.7 million at December 31, 2006. The increase at the end of 2007 was primarily related to the increase in sales in the Custom Electrical Components reportable segment, as backlog for power distribution components, primarily sold in the ground transportation market, increased by approximately $4.0 million at year-end 2007 as compared to year-end 2006.

Segment Sales and Operations

Printed Circuit Materials

(Dollars in millions)	**2008**	2007	2006
Net sales	**$ 123.2**	$ 143.8	$ 153.6
Operating income (loss)	**(3.0)**	1.2	13.3

Our Printed Circuit Materials (PCM) reportable segment is comprised of high frequency circuit material products. Net sales in this segment decreased by 14% in 2008 as compared to 2007 and by 6% in 2007 as compared to 2006. The decline in sales and operating profits were primarily driven by reduced sales volumes of flexible circuit material products. Over time, the flexible circuit materials market has become more commoditized as global competition has increased. This has resulted in pricing pressures partially driven by excess capacity, which has caused our sales volumes and margins to decline. Also contributing to the sales decline in 2008 were reduced sales of high frequency products into the satellite television market due in part to the decline in the housing market; partially offset by strong sales into the defense market. In 2007, sales declines in the flexible circuit material products were partially offset by an increase in sales of high frequency material products into the satellite television market due to the addition of new high definition service, as well as increased penetration into digital applications.

2008 operating results include one-time charges of approximately $8.0 million for settlement costs and legal fees related to the CalAmp litigation. 2007 results included one-time charges of approximately $2.6 million of net restructuring charges related to accelerated depreciation on certain equipment used to manufacture flexible circuit materials in the U.S., an increase in inventory reserves, and severance costs. (For further discussion of these charges, see "Restructuring and Impairment Charges" section in Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations* in this Form 10-K.)

High Performance Foams

(Dollars in millions)	**2008**	2007	2006
Net sales	**$ 119.5**	$ 110.6	$ 103.2
Operating income	**20.6**	20.0	21.8

Our High Performance Foams (HPF) reportable segment is comprised of Poron® urethane and Bisco® silicone foam products. Net sales in this segment have increased steadily over the last three years as sales increased by approximately 8% in 2008 as compared to 2007 and by 7% in 2007 as compared to 2006. Operating profits have remained relatively consistent, although declining as a percentage of sales of the same time period due to an unfavorable sales mix and decreased operating leverage due to declines in production levels of certain higher margin products. This segment continues to perform well with consistent growth driven by strong demand in the portable communications and transportation markets. In 2007, we added a second urethane foam manufacturing line in our Suzhou, China campus under the management of our RIS joint venture in order to better meet customer demand in the Asian marketplace. However, at the end of 2008, sales across all markets declined as the global economic crisis and associated decline in consumer spending began to impact the business. We believe that significant inventory build-up existed in the portable communications market at the end of 2008, particularly in Asia, and we anticipate that this will negatively impact sales into this segment until inventories return to more normalized levels. We continue to focus on new product development, which we believe will help drive sales in this segment once the economy, consumer spending and inventory levels regain positive momentum.

Custom Electrical Components

(Dollars in millions)	**2008**	2007	2006
Net sales	**$ 92.6**	$ 135.1	$ 149.4
Operating income (loss)	**(0.1)**	(4.1)	14.8

Our Custom Electrical Components (CEC) reportable segment is comprised of electroluminescent lamps, inverters, and power distribution systems products. Net sales in this segment have decreased significantly since 2006 as the segment experienced a decline of approximately 31% in 2008 as compared to 2007 and approximately 10% in 2007 as compared to 2006, while operating results declined substantially from a profit of $14.8 million in 2006 to a loss of $4.1 million in 2007 and a loss of $0.1 million in 2008. The consistent decline in sales is directly attributable to the reduction in demand for EL backlighting in the portable communications market. In 2007, as a result of this decline, we recorded a net restructuring charge of $10.2 million, which were comprised of increased inventory reserves, accelerated depreciation related to idle equipment in the U.S., accelerated expense recognition of a prepaid license associated with certain EL lamp product sales, and severance costs. (For further discussion of these charges, see "Restructuring and Impairment Charges" section in Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations* in this Form 10-K.) We believe that the demand for EL lamps will continue to lessen in the portable communications market and we are currently exploring other potential opportunities for this technology in advertising, as well as in the automotive and consumer electronics markets, among others.

The Power Distribution Systems operating segment continues to perform well due to strong demand in the mass transit market as infrastructure build continues across the world, especially in China, as well as increased penetration in wind power applications.

Other Polymer Products

(Dollars in millions)	**2008**	2007	2006
Net sales	**$ 30.1**	$ 23.1	$ 24.2
Operating income (loss)	**(7.6)**	(5.4)	3.1

Our Other Polymer Products (OPP) reportable segment consists of the following products: elastomer rollers, floats, non-woven materials, thermal management products, and polyester-based industrial laminates. Net sales increased in 2008 as compared to 2007, primarily due to the inclusion of a new operating segment in this reportable segment. In 2008, as previously disclosed, we restructured our Flexible Circuit Materials operating segment and outsourced the majority of the manufacturing of these products to our joint venture, RCCT. As part of this restructuring, we agreed to distribute the products now produced by RCCT, the related sales for which are included in this segment. Also as previously disclosed, we sold our Induflex operating segment, which was previously reported in this reportable segment but is now reported as a discontinued operation for financial reporting purposes. Sales remained relatively consistent from 2006 to 2007 in this segment.

The segment's operating results declined in 2008 as compared to 2007 and from 2007 as compared to 2006. The decline in 2008 is primarily driven to start up costs associated with our new Thermal Management Systems operating segment, as well as losses associated with the new Flexible Circuit Materials distribution segment mentioned above. In 2007, this segment's results included approximately $0.5 million in restructuring charges related to the impairment of goodwill related to our composite materials business. (For further discussion of these charges, see the "Restructuring and Impairment Charges" section in Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations* - in this Form 10-K.) Also in 2007, we formally divested our polyolefin foam operation, which is now classified as a discontinued operation for financial reporting purposes and is not included in the results presented here.

We continuously evaluate the viability of the product portfolio in this segment as it relates to our long-term strategic and operational focus, as evidenced by the disposition of our Induflex operating segment in 2008.

Joint Ventures

Rogers INOAC Corporation (RIC)

RIC, our joint venture with Japan-based INOAC Corporation, was established over 20 years ago and manufactures high performance PORON® urethane foam materials in Japan. Sales increased 6% from 2007 to 2008 and 12% from 2006 to 2007. The increase experienced in 2007 and early in 2008 was primarily driven by new LCD gasket design wins in portable communications and electronic games for the domestic Japanese market. However, sales volumes declined at the end of 2008 due to softening demand, particularly in gaming consoles.

Rogers INOAC Suzhou Corporation (RIS)

RIS, our joint venture agreement with INOAC Corporation for the purpose of manufacturing PORON® urethane foam materials in China, began operations in 2004. Sales decreased 12% from 2007 to 2008 and increased 41% from 2006 to 2007. The decline in sales for 2008 is a result of the softening market during the fourth quarter of 2008.

Rogers Chang Chun Technology Co., Ltd. (RCCT)

RCCT, our joint venture with Chang Chun Plastics Co., Ltd., was established in late 2001 to manufacture flexible circuit materials for customers in Taiwan. Sales decreased 7% from 2007 to 2008 and 19% from 2006 to 2007. The decreases experienced in 2008 and 2007 were primarily driven by the overall global decline in the flexible circuit materials market.

Polyimide Laminate Systems, LLC (PLS)

PLS, our joint venture with Mitsui Chemicals, Inc., sells adhesiveless laminates for trace suspension assemblies. Sales increased by 4% in 2008 as compared to 2007 and decreased by 4% in 2007 as compared to 2006. The increase in 2008 was due to strong demand in the first half of the year in the personal computer market, however demand declined significantly by the end of 2008. The decrease in 2007 was due to end of life and product cycle phase outs of maturing first generation programs and a slight delay in volume production increases of second generation programs.

Discontinued Operations

On October 31, 2008, we closed on an agreement to sell the shares of our Induflex subsidiary to BV Capital Partners. Under the terms of the agreement, Rogers received approximately 10.7 million euros (US$13.6 million at the October 31, 2008 spot price), which represents the purchase price of approximately 8.9 million euros plus other amounts due under the agreement. In addition to this purchase price, there is an opportunity for Rogers to receive additional earnout amounts over the next three years based on the future performance of the divested business.

This subsidiary had been aggregated in our Other Polymer Products reportable segment. Net income of $1.7 million, $1.2 million and operating loss of $4.3 million, have been reflected as discontinued operations in the accompanying consolidated statements of income for the years ended December 31, 2008, December 30, 2007 and December 31, 2006, respectively. The net gain reflected as discontinued operations at December 31, 2008 includes a $3.2 million gain related to the sale of Induflex. Net sales associated with the discontinued operations were $16.7 million, $18.7 million and $15.4 million for the years ended December 31, 2008, December 30, 2007 and December 31, 2006, respectively. The tax related to the discontinued operations was $0.2 million, $0.4 million and $0.2 million of tax expense for December 31, 2008, December 30, 2007 and December 31, 2006, respectively.

On July 27, 2007, we completed the closure of the operations of the polyolefin foams operating segment, which had been aggregated in our Other Polymer Products reportable segment. For the fiscal years ended 2007, 2006 and 2005, $0.3 million of net income, $4.4 million and $17.3 million of net loss, respectively, have been reflected as discontinued operations in the accompanying consolidated statements of income. Net sales associated with the discontinued operations were $1.9 million, $8.8 million and $7.4 million for 2007, 2006 and 2005, respectively. In the third quarter of 2007, we ceased operations of the polyolefin foams operating segment and there were no net sales associated with the discontinued operations for the second half of 2007. See "Note 15 – Discontinued Operations" for further discussion.

Product and Market Development

Our research and development team is dedicated to growing our businesses by developing cost effective solutions that enable or improve the performance of customers' products. Research and development as a percentage of sales was approximately 6.0% in 2008 as compared to 6.0% in 2007 and 5.6% in 2006. Our strategic plan is to invest an average of 6% of net sales annually into research and development and it is expected that future expenditures will be consistent with this targeted investment level. We continue to invest in research and development to expand product offerings based on existing platforms, improving existing products and developing new platforms.

We introduced a variety of new products during 2008. For our High Performance Foams business, we introduced a new thin and highly compressible dust seal material for displays that incorporates adhesive for ease of assembly, a new foam product that meets requirements for more environmentally friendly products in the footwear industry, a new cost effective, high performance backer cushion for corrugated box printing and a new silicone foam product for rail car subfloors that meets new flame, smoke and toxicity requirements. For our Custom Electrical Components business, we introduced a new multisegment driver for electroluminescent lamps, electroluminescent lamps for out of home advertising and a packaged LED driver with dimming capability. We also introduced new power distribution assemblies with increased thermal performance for mass transit applications. For our Printed Circuit Materials business, we introduced new products with lower dielectric constant and lower thermal expansion for improved electrical performance and higher reliability in avionic applications and new thin high dielectric constant substrates for IC packaging applications. We also introduced a new thermally and electrically conductive adhesive for high frequency printed circuit board assemblies.

Liquidity, Capital Resources, and Financial Position

We believe that our ability to generate cash from operations to reinvest in the business is one of our fundamental strengths, as demonstrated by our financial position remaining strong throughout 2008. We have remained debt free since 2002 and continue to finance our operational needs through internally generated funds. We believe that over the next twelve months, our cash position and internally generated funds during the year will be sufficient to meet the capital expenditures and ongoing financial needs of the business. In addition, we continue to have availability to substantial lines of credit should any unforeseen need impact the period. We continually review and evaluate the adequacy of our lending facilities and relationships.

Cash Flows from Operating, Investing and Financing Activities

At December 31, 2008, December 30, 2007 and December 31, 2006 we had cash and cash equivalents of $70.2 million, $36.3 million and $13.6 million, respectively, and working capital of $124.5 million, $178.8 million and $190.4 million, respectively.

Cash flows from operating activities were $72.1 million in 2008 compared to $64.9 million in 2007 and $28.8 million in 2006. Significant items that impacted operating cash flows included the following:

- A decrease in inventories of $7.4 million in 2008 as compared to a decrease of $19.7 million in 2007 and an increase of $25.7 million in 2006. The continuing decline from 2007 to 2008 is the result of the sales declines in the Customer Electrical Components and Printed Circuit Materials reportable segments, as well as a focused effort to reduce inventory levels to improve cash flows and strengthen our working capital position.
- A decrease in accounts receivable of $29.5 million in 2008 as compared to a decrease of $13.0 million in 2007 and an increase of $22.0 million in 2006. The decrease in 2008 and 2007 versus the increase in 2006 is primarily due to lower sales volumes in addition to concentrated collection efforts made in order to strengthen our working capital position.
- A decrease in accounts payable and other accrued liabilities of $7.0 million in 2008 as compared to a decrease of $10.0 million in 2007 and an increase of $21.3 million in 2006. The decrease in 2008, which has continued since 2007, is primarily attributable to the decrease in raw material purchases related to the decreased production levels which is further evidenced by the decrease in inventory balances over the comparable period as discussed above.

During 2008, we used $7.2 million in cash for investing activities as compared to $17.0 million in 2007 and $64.7 million in 2006. The decrease in cash used for investing activities in 2008 and 2007 versus 2006 is primarily attributable to the sale of short-term investments during 2006. In 2008, our short-term investments were classified as long-term marketable securities because they were auction rate securities deemed to be illiquid. In addition, capital expenditures were $21.0 million, $30.9 million and $20.6 million in 2008, 2007 and 2006, respectively, and in 2008 we had net proceeds of $10.5 million related to our Induflex subsidiary. The higher 2007 capital spending was driven by our continuing investment in China, as we continued to build manufacturing capacity in Suzhou, China. Cash generated from our operating activities exceeded capital spending in all three years, and spending was financed through these internally generated funds.

Net cash used in financing activities was $26.6 million in 2008 as compared to cash used by financing activities of $27.6 million in 2007 and cash provided by financing activities of $23.5 million in 2006. The use of cash in 2008 and 2007 was driven primarily by our stock repurchase program, as $30.0 million and $35.5 million were spent to reacquire stock in 2008 and 2007, respectively. We did not repurchase stock in 2006. The activity in 2006, of $17.8 million, is primarily related to the proceeds from the sale of capital stock, as a result of the exercise of stock options.

Credit Facilities

We have a Multicurrency Revolving Credit Agreement with RBS Citizens, National Association (Bank), a successor in interest to Citizens Bank of Connecticut (Credit Agreement). The Credit Agreement provides for two credit facilities. One facility (Credit Facility A) is available for loans or letters of credit up to $75 million, and the second facility (Credit Facility B) is available for loans of up to $25 million. Credit Facility A is a five-year facility and Credit Facility B is a 364-day facility. Both are multi-currency facilities under which we may borrow in US dollars, Japanese Yen, Euros or any other currency freely convertible into US dollars and traded on a recognized interbank market. Under the terms of the Credit Agreement, we have the right to incur additional indebtedness outside of the Credit Agreement through additional borrowings in an aggregate amount of up to $25 million.

Credit Facility A expires on November 13, 2011. Credit Facility B was renewed on November 11, 2008, and we expect to renew it annually, subject to the conditions of the credit markets. The rate of interest charged on any outstanding loans can, at our option and subject to certain restrictions, be based on the prime rate or at rates from 40 to 87.5 basis points over a LIBOR loan rate for Credit Facility A, and from 40 to 200 basis points for Credit Facility B. The spreads over the LIBOR rate for Credit Facility A are based on our leverage ratio. Under the arrangement, the ongoing commitment fee varies from zero to 25 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit.

There were no borrowings pursuant to the Credit Agreement at December 31, 2008 and December 30, 2007, respectively. The Credit Agreement contains restrictive covenants primarily related to total indebtedness, interest expense, and capital expenditures. We were in compliance with those covenants at December 31, 2008 and December 30, 2007.

At December 31, 2008 we had certain standby letters of credit (LOC) and guarantees that were backed by the Credit Facility:

- $1.0 million irrevocable standby LOC - to guarantee Rogers' self insured workers compensation plan
- $0.25 million irrevocable standby LOC – guarantees a payable obligation of Rogers' Belgian subsidiary
- $0.75 million letter guarantee – to guarantee a payable obligation for a Chinese subsidiary (Rogers Shanghai)
- $0.62 million letter guarantee – to guarantee a payable obligation for a Chinese subsidiary (Rogers Suzhou)

No amounts were owed on the LOCs as of December 31, 2008.

The volatility in the credit markets has generally diminished liquidity and capital availability in worldwide markets. We are unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions. However, we believe that our existing sources of liquidity and cash expected to be generated from future operations, together with existing and anticipated available long-term financing, will be sufficient to fund operations, capital expenditures, and research and development efforts for at least the next twelve months.

Financial Position

The following discusses the significant fluctuations on our balance sheet at December 31, 2008 as compared to December 30, 2007:

- Decrease in inventories of 15% is the result of our efforts to reduce inventory levels in order to strengthen our working capital position and better align our inventory levels with our expected sales levels.
- Decrease in accounts receivable of 40% is primarily attributable to lower sales volumes in addition to our concentrated collection efforts in order to strengthen our working capital position.
- Increase in accrued employee benefits and compensation of 69% is a result of the increased annual incentive compensation and commission payouts for 2008, which did not occur in 2007.
- Decrease in accounts payable of 46% is primarily attributable to the decrease in raw material purchases to support current production levels as further evidenced by the decrease in inventory balances over the comparable period as discussed above, as well as the timing of payments at year-end.
- Decrease in additional paid-in capital of 49% is primarily related to the stock repurchases that we made during the year.

Auction Rate Securities

As of December 31, 2008, we held approximately $50.0 million of auction rate securities at par value as compared to approximately $53.3 million as of December 30, 2007. At the end of 2007, these securities were classified as available-for-sale and recorded at fair value based on market valuations at that time (Level 1 input in accordance with the Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157)). However, in the first quarter of 2008, the markets in which these securities traded became illiquid, causing us to reclassify these securities from a Level 1 input to a Level 3 input, as an active market no longer existed for these securities, so we had to base our valuations on unobservable inputs in accordance with SFAS 157. Accordingly, our asset value was determined considering several factors, including an estimated time horizon for redeeming such securities, a discount factor to determine the present value of such securities, as well as the quality of the underlying securities, most of which were backed by investment grade student loans or municipalities. Our initial valuations utilized a discount period of approximately two years, which represented our best estimates of the time period over which these securities would be redeemed. However, as 2008 progressed, we determined that, based on the market conditions at the time that the estimated time horizon for redemption of such securities would be greater than two years and, in the fourth quarter of 2008, we adjusted our assumptions for this consideration. The total fair value of the auction rate securities at December 31, 2008, was $43.3 million. These securities are classified as long-term assets, except for those that are scheduled to be redeemed within the next three months, which are classified as short-term investments. Also, any gains/losses resulting from the valuation of these securities are deemed to be "not other-than-temporary" and are recorded in other comprehensive income. The assumptions utilized in the valuation, as well as in the not other-than-temporary determination, will continue to be reviewed and, as market conditions continue to evolve and change, we will adjust our assumptions accordingly, which could result in either positive or negative valuation adjustments in the future.

Currently, we believe that we have the ability and intent to hold these securities until recovery. We also do not believe that the illiquid nature of these securities will negatively impact our business, as we believe we have the ability to generate sufficient cash to fund the operations and future growth of the business absent these securities.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2008:

	Payments Due by Period				
(Dollars in thousands)	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	**$ 2,746**	$ 1,348	$ 1,222	$ 176	$ -
Inventory purchase obligations	**457**	457	-	-	-
Capital commitments	**4,868**	4,868	-	-	-
Pension and Retiree Health and Life Insurance Benefits (1)	**90,384**	7,843	15,713	19,924	46,904
Total	**$ 98,455**	$ 14,516	$ 16,935	$ 20,100	$ 46,904

(1) Pension benefit payments, which amount to $80.3 million, are expected to be paid through the utilization of pension plan assets; retiree health and life insurance benefits, which amount to $10.1 million, are expected to be paid from operating cash flows.

Effects of Inflation

We do not believe that inflation has had a material impact on our business, sales, or operating results during the periods presented.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are in the opinion of management reasonably likely to have, a current or future effect on our financial condition or results of operations.

Recent Accounting Standards

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* We are in the process of evaluating the impact, if any, of the provisions of SFAS 162 on our consolidated financial position, operations and cash flows.

Disclosures about Derivative Instruments

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133* (SFAS 161). SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We adopted the provisions of SFAS 161 on September 28, 2008 and have disclosed information related to derivative instruments in accordance with SFAS 161 in this Form 10-K (see Note 3 "Hedging Transactions and Derivative Financial Statements").

Accounting for Business Combinations and Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations* (SFAS 141(R)), and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS 160). SFAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are required to be adopted concurrently and are effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 141(R) will change our accounting treatment for business combinations on a prospective basis, beginning in the first quarter of 2009. We are currently evaluating the impact, if any, that SFAS 141(R) may have on our financial condition and results of operations.

Accounting for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 was effective in the first quarter of 2008, and the adoption has not had a material impact on our financial position or results of operations.

Accounting for Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. SFAS 157 applies only to fair value measurements that already are required or permitted by other accounting standards and does not require any new fair value measurements and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 on December 31, 2007 expanded our disclosures pertaining to the measurement of assets and liabilities. See Note 2 "Fair Value Measurements".

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109* (FIN 48). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN 48 is effective for accounting periods commencing after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. Upon adoption, an increase of $2.7 million was recorded in the liability for unrecognized tax benefits, which was recorded through a decrease in retained earnings.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances and believe that appropriate reserves have been established based on reasonable methodologies and appropriate assumptions based on facts and circumstances that are known; however, actual results may differ from these estimates under different assumptions or conditions. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions that are highly judgmental and uncertain at the time the estimate is made, if different estimates could reasonably have been used or if changes to those estimates are reasonably likely to periodically occur that could affect the amounts carried in the financial statements. These critical accounting policies are as follows:

Environmental and Product Liabilities

We accrue for our environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded for the estimated insurance reimbursement amount. We are exposed to the uncertain nature inherent in such remediation and the possibility that initial estimates will not reflect the final outcome of a matter.

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to perform a formal analysis to determine our potential future liability and related insurance coverage for asbestos-related matters. The determination to perform this study was made based on several factors, including the growing number of asbestos-related claims and recent settlement history. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, our limited claims history and consultations with National Economic Research Associates, Inc. (NERA), we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

The models developed for determining the potential exposure and related insurance coverage were developed by outside consultants deemed to be experts in their respective fields. The models required us to make numerous assumptions that significantly impacted the results generated by the models. We believe the assumptions made are reasonable at the present time, but are subject to uncertainty based on the actual future outcome of our asbestos litigation. We believe, based on the limited amount of settlement and claims history currently known to us, that a reasonable future time frame to quantify our liability is five years, resulting in a liability at December 31, 2008 of approximately $24.3 million, which is substantially offset by an insurance receivable of $24.0 million. If we were to adjust our assumptions related to the determination of these amounts, the impact of increasing the time frame for projected claims from five years to seven years would be an increase to the liability of $9.8 million, which we believe would be substantially covered by insurance; conversely, the impact of changing this assumption from five years to three years would be a decrease to the liability of $9.9 million.

Given the inherent uncertainty in making future projections, we plan to have the projections of current and future asbestos claims periodically re-examined, and we will update them if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh Risk Consulting's (Marsh) models, and other relevant factors, such as changes in the tort system. There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but cannot estimate such excess amounts at this time.

Income Taxes

SFAS No. 109, *Accounting for Income Taxes* (SFAS 109), establishes financial accounting and reporting standards to be used in determining the effect of income taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current fiscal year and the deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our Financial Statements. Deferred tax assets and liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We establish a valuation allowance to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Significant judgment is required in determining income tax provisions under SFAS 109 and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. In the normal course of business, we are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Inventory Allowances

We maintain a reserve for obsolete and slow-moving inventory. Products and materials that are specifically identified as obsolete are fully reserved. In general, most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances, including forecasted sales or current orders for the product. The remainder of the allowance is based on our estimates, and fluctuates with market conditions, design cycles and other economic factors. Risks associated with this allowance include unforeseen changes in business cycles that could affect the marketability of certain products and an unforecasted decline in current production. We closely monitor the market place and related inventory levels and have historically maintained reasonably accurate allowance levels. In addition, we value certain inventories using the last-in, first-out ("LIFO") method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories. Our obsolescence reserve has ranged from 10% to 20% of gross inventory over the last three years. A 100 basis point adjustment to the December 31, 2008 obsolescence reserve would change the reserve by approximately $0.7 million.

Goodwill

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is subject to annual impairment tests, or earlier if events or changes in circumstances indicate the carrying value may have been impaired. Determining the fair value of an operating segment is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates, and future market conditions, among others. We believe that the assumptions and rates used in our annual impairment test under SFAS 142 are reasonable, but inherently uncertain. The 2008 impairment test was performed in the fourth quarter of 2008 on the two operating segments for which we had goodwill recorded at that time and it did not result in an impairment charge. The excess of fair value over carrying value for these operating segments ranged from approximately \$16.0 million to \$28.0 million. In order to estimate the sensitivity of the analysis performed, we applied a hypothetical 10% decrease to the fair values of each operating segment, which resulted in excess fair value over carrying value ranging from approximately \$13.0 million to \$23.0 million for each respective operating segment. These valuations are based on a five year discounted cash flow analysis, which utilized a discount rate of approximately 14% and a terminal year growth rate of 3%.

Long-Lived Assets

We review property, plant and equipment and identified intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their market value determined by either a quoted market price, if available, or a value determined by utilizing a discounted cash flow analysis. We did not record any impairment charges in 2008 related to our property, plant and equipment and identified intangible assets.

Pension and Other Postretirement Benefits

We provide various defined benefit pension plans for our U.S. employees and sponsor three defined benefit healthcare and life insurance plans. The costs and obligations associated with these plans are dependent upon various actuarial assumptions used in calculating such amounts. These assumptions include discount rates, salary growth, long-term rate of return on plan assets, mortality rates and other factors. The assumptions used were determined as follows: (i) the discount rate used is based on comparisons to the Citigroup index and, to a lesser extent, the Moody's AA bond index; (ii) the salary growth is based on our historical and projected level of salary increases; and (iii) the long-term rate of return on plan assets is determined based on historical portfolio results, market conditions and our expectations of future returns. The rates used to determine our costs and obligations under our pension and postretirement plans are disclosed in Footnote 7 of the Consolidated Financial Statements of this Form 10-K. Each assumption has different sensitivity characteristics. For the year ended December 31, 2008, a 25 basis point increase in the discount rate would have decreased our net benefit cost by approximately \$0.2 million and a 25 basis point reduction in the long-term rate of return on plan assets would have increased our net benefit cost by approximately \$0.3 million.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances when we are made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously mentioned. The remainder of the reserve is based on our estimates and takes into consideration historical trends, market conditions and the composition of our customer base. The risk with this estimate is associated with failure to become aware of potential collectibility issues related to specific accounts and thereby become exposed to potential unreserved losses. Historically, our estimates and assumptions around the allowance have been reasonably accurate and we have processes and controls in place to closely monitor customers and potential credit issues. Historically over the past three years, our allowance as a percentage of total receivables has ranged from 1.8% to 2.5%. A 50 basis point increase in our current year allowance to receivable ratio would increase our allowance reserve by approximately \$0.2 million.

Forward-Looking Information

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix; the development of new products and manufacturing processes and the inherent risks associated with such efforts; the outcome of current and future litigation; the accuracy of our analysis of our potential asbestos-related exposure and insurance coverage; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into our operations. Such factors also apply to our joint ventures. We make no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statements, unless required by law. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include, but are not limited to, those items described in Item 1A to this Form 10-K, "Risk Factors".

ITEM 7A
Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Currently, we are exposed to market risk from changes in foreign exchange rates. We currently do not use derivative instruments for trading or speculative purposes. We monitor foreign exchange and interest rate risks and manage such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

We have various borrowing facilities where the interest rates, although not fixed, are currently relatively low. Currently, an increase in the associated interest rates would not significantly impact interest expense on these facilities, as we currently have no debt.

The fair value of our investment portfolio or the related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the size and nature of our investment portfolio.

At the beginning of 2008 our short-term investments were comprised of auction-rate securities. These investments had been classified as available-for-sale due to the short-term nature of the investments, however, during the first quarter of 2008 we reclassified them to long-term. Changes in market conditions during the first quarter of 2008 caused us to change the nature of these investments and record an impairment for the first quarter and each subsequent quarter of 2008. This impairment is classified as not other-than-temporary due to the liquidity of the Company, and our intent and current ability are to hold the investments until they recover.

Our financial results are affected by changes in foreign exchange rates and economic conditions in foreign countries in which we do business. Our primary overseas markets are in Europe and Asia, thus exposing us to exchange rate risk from fluctuations in the Euro and the various currencies used in the Far East. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. We can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable. In 2008, a 10% increase/decrease in exchange rates would have resulted in an increase/decrease to sales and net income of $12.5 million and $1.3 million, respectively.

For additional discussion on our market risk, see Footnotes 2 and 3 to the consolidated financial statements in Item 8 of this Form 10-K.

ITEM 8
Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Rogers Corporation

We have audited the accompanying consolidated statements of financial position of Rogers Corporation as of December 31, 2008 and December 30, 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Corporation at December 31, 2008 and December 30, 2007, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, Rogers Corporation adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* and as discussed in Note 7 to the consolidated financial statements, effective December 31, 2006, Rogers Corporation adopted Statement of Financial Accounting Standards No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, and amendment of FASB Nos. 87, 88, 106 and 132(R).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rogers Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 20, 2009

Consolidated Statements of Financial Position

(Dollars in thousands, except per share amounts)	**December 31, 2008**	December 30, 2007
ASSETS		
Current assets		
Cash and cash equivalents	**$ 70,170**	$ 36,328
Short-term investments	**455**	53,300
Accounts receivable, less allowance for doubtful accounts of $1,171 and $1,376	**44,492**	74,545
Accounts receivable from joint ventures	**3,185**	3,368
Accounts receivable, other	**2,765**	2,203
Inventories	**41,617**	49,144
Prepaid income taxes	**1,579**	5,160
Deferred income taxes	**9,803**	10,180
Asbestos-related insurance receivables	**4,632**	4,303
Other current assets	**5,595**	3,351
Assets of discontinued operations	**–**	5,172
Total current assets	**184,293**	247,054
Property, plant and equipment, net of accumulated depreciation of $165,701 and $151,321	**145,222**	144,420
Investments in unconsolidated joint ventures	**31,051**	30,556
Deferred income taxes	**37,939**	9,984
Pension asset	**–**	2,173
Goodwill and other intangibles	**9,634**	10,131
Asbestos-related insurance receivables	**19,416**	19,149
Long-term marketable securities	**42,945**	–
Other long-term assets	**4,933**	4,698
Assets of discontinued operations	**–**	2,783
Total assets	**$ 475,433**	$ 470,948
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 11,619**	$ 21,370
Accrued employee benefits and compensation	**23,378**	13,746
Accrued income taxes payable	**1,318**	6,326
Asbestos-related liabilities	**4,632**	4,303
Other current liabilities	**18,889**	20,178
Liabilities of discontinued operations	**–**	2,363
Total current liabilities	**59,836**	68,286
Pension liability	**43,683**	8,009
Retiree health care and life insurance benefits	**7,793**	6,288
Asbestos-related liabilities	**19,644**	19,341
Other long-term liabilities	**8,333**	4,619
Liabilities of discontinued operations	**–**	424
Shareholders' Equity		
Capital Stock – $1 par value; 50,000,000 authorized shares; 15,654,123 and 16,414,918 shares issued and outstanding	**15,654**	16,415
Additional paid-in capital	**19,264**	37,636
Retained earnings	**323,343**	296,828
Accumulated other comprehensive income (loss)	**(22,117)**	13,102
Total shareholders' equity	**336,144**	363,981
Total liabilities and shareholders' equity	**$ 475,433**	$ 470,948

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

For each of the fiscal years in the three-year period ended December 31, 2008

(Dollars in thousands, except per share amounts)	**2008**	2007	2006
Net sales	**$ 365,362**	$ 412,698	$ 430,366
Cost of sales	**251,399**	301,393	292,551
Gross margin	**113,963**	111,305	137,815
Selling and administrative expenses	**82,215**	71,395	60,653
Research and development expenses	**21,885**	24,600	24,168
Restructuring and impairment charges	**-**	3,538	-
Operating income	**9,863**	11,772	52,994
Equity income in unconsolidated joint ventures	**6,236**	8,086	8,563
Other income, net	**6,060**	1,673	5,615
Interest income, net	**2,947**	2,009	2,325
Income from continuing operations before income taxes	**25,106**	23,540	69,497
Income tax expense	**3,489**	2,915	14,330
Income from continuing operations	**21,617**	20,625	55,167
Income (loss) from discontinued operations, net of taxes	**1,676**	1,499	(8,711)
Gain on sale of discontinued operations, net of taxes	**3,222**	-	-
Income (loss) from discontinued operations, net of taxes	**4,898**	1,499	(8,711)
Net income	**$ 26,515**	$ 22,124	$ 46,456
Basic net income per share:			
Income from continuing operations	**$ 1.38**	$ 1.25	$ 3.29
Income (loss) from discontinued operations, net	**0.31**	0.09	(0.52)
Net income	**$ 1.69**	$ 1.34	$ 2.77
Diluted net income per share:			
Income from continuing operations	**$ 1.36**	$ 1.23	$ 3.19
Income (loss) from discontinued operations, net	**0.31**	0.09	(0.50)
Net income	**$ 1.67**	$ 1.32	$ 2.69
Shares used in computing:			
Basic	**15,714,884**	16,555,656	16,747,444
Diluted	**15,924,172**	16,749,337	17,287,837

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)	Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2006	$ 16,255	$ 31,220	$ 230,986	$ 1,789	$ 280,250
Comprehensive income:					
Net income	–	–	46,456	–	46,456
Other comprehensive income (loss):					
Foreign currency translation	–	–	–	7,579	7,579
Minimum pension liability, net of tax	–	–	–	(50)	(50)
Total comprehensive income					53,985
Adjustment to initially apply SFAS 158, net of tax	–	–	–	(5,873)	(5,873)
Stock options exercised	630	17,200	–	–	17,830
Stock issued to directors	8	398	–	–	406
Shares issued	45	713	–	–	758
Stock-based compensation expense	–	4,875	–	–	4,875
Tax benefit on stock options exercised	–	4,946	–	–	4,946
Balance at December 31, 2006	16,938	59,352	277,442	3,445	357,177
Comprehensive income:					
Net income	–	–	22,124	–	22,124
Other comprehensive income:					
Foreign currency translation	–	–	–	4,480	4,480
Pension and OPEB, net of tax	–	–	–	5,177	5,177
Total comprehensive income					31,781
Adoption of FIN 48	–	–	(2,738)	–	(2,738)
Stock options exercised	265	6,738	–	–	7,003
Stock issued to directors	1	140	–	–	141
Shares issued	21	934	–	–	955
Share buyback	(810)	(34,730)			(35,540)
Stock-based compensation expense	–	5,202	–	–	5,202
Tax benefit on stock options exercised	–	–	–	–	–
Balance at December 30, 2007	16,415	37,636	296,828	13,102	363,981
Comprehensive income:					
Net income	**–**	**–**	**26,515**	**–**	**26,515**
Other comprehensive income:					
Foreign currency translation	**–**	**–**	**–**	**(2,438)**	**(2,438)**
Pension and OPEB, net of tax	**–**	**–**	**–**	**(29,235)**	**(29,235)**
Unrealized loss on marketable securities, net of tax				**(4,092)**	**(4,092)**
Unrealized gain on derivative instruments, net of tax				**546**	**546**
Total comprehensive income					**(8,704)**
Stock options exercised	**99**	**3,241**	**–**	**–**	**3,340**
Stock issued to directors	**3**	**77**	**–**	**–**	**80**
Shares issued	**44**	**1,206**	**–**	**–**	**1,250**
Share buyback	**(907)**	**(29,093)**			**(30,000)**
Stock-based compensation expense	**–**	**5,644**	**–**	**–**	**5,644**
Tax benefit on stock options exercised	**–**	**553**	**–**	**–**	**553**
Balance at December 31, 2008	**$ 15,654**	**$ 19,264**	**$ 323,343**	**$ (22,117)**	**$ 336,144**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

For each of the fiscal years in the three-year period ended December 31, 2008

(Dollars in thousands)	**2008**	2007	2006
OPERATING ACTIVITIES			
Net income	**$ 26,515**	$ 22,124	$ 46,456
Loss (income) from discontinued operations	**(1,676)**	(1,499)	8,711
Gain on sale of discontinued operations	**(3,222)**	-	-
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**18,397**	24,296	18,276
Stock-based compensation expense	**5,644**	5,202	4,875
Deferred income taxes	**(5,138)**	(5,460)	(9,597)
Excess tax benefit related to stock award plans	**-**	-	(4,946)
Tax benefit related to stock award plans	**(553)**	-	-
Equity in undistributed income of unconsolidated joint ventures, net	**(6,236)**	(8,086)	(8,563)
Dividends received from unconsolidated joint ventures	**8,996**	5,808	3,351
Pension and postretirement benefits	**(6,909)**	(3,444)	(1,731)
Impairment charges	**-**	525	-
Changes in operating assets and liabilities excluding effects of acquisition and disposition of businesses:			
Accounts receivable	**29,512**	12,978	(21,973)
Accounts receivable from joint ventures	**183**	2,069	133
Inventories	**7,394**	19,670	(25,719)
Other current assets	**1,554**	449	(569)
Accounts payable and other accrued liabilities	**(6,981)**	(10,041)	21,278
Other, net	**4,582**	332	(1,210)
Net cash provided by operating activities of continuing operations	**72,062**	64,923	28,772
Net cash provided by (used in) operating activities of discontinued operations	**(2,781)**	2,991	5,122
Net cash provided by operating activities	**69,281**	67,914	33,894
INVESTING ACTIVITIES			
Capital expenditures	**(21,004)**	(30,885)	(20,639)
Proceeds from sale of business, net of cash received	**10,519**	-	-
Purchases of short-term investments	**(132,690)**	(1,135,430)	(1,349,668)
Maturities of short-term investments	**135,990**	1,150,315	1,305,883
Investment in unconsolidated joint ventures, net	**-**	(1,000)	(250)
Net cash used in investing activities of continuing operations	**(7,185)**	(17,000)	(64,674)
Net cash used in investing activities of discontinued operations	**-**	(104)	(2,435)
Net cash used in investing activities	**(7,185)**	(17,104)	(67,109)
FINANCING ACTIVITIES			
Proceeds from sale of capital stock, net	**1,214**	7,056	17,830
Excess tax benefit related to stock award plans	**553**	-	4,946
Proceeds from issuance of shares to employee stock purchase plan	**1,618**	901	758
Purchase of stock from shareholders	**(30,000)**	(35,540)	-
Net cash (used in) provided by financing activities	**(26,615)**	(27,583)	23,534
Effect of exchange rate fluctuations on cash	**(1,639)**	(537)	1,318
Net increase (decrease) in cash and cash equivalents	**33,842**	22,690	(8,363)
Cash and cash equivalents at beginning of year	**36,328**	13,638	22,001
Cash and cash equivalents at end of year	**$ 70,170**	$ 36,328	$ 13,638
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES			
Contribution of shares to fund employee stock purchase plan	**$ 1,276**	$ 934	$ 954

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1
Organization and Summary of Significant Accounting Policies

Organization

Rogers Corporation manufactures specialty materials, which are sold to targeted markets around the world. These specialty materials are grouped into four reportable segments: Printed Circuit Materials, which includes rigid circuit board laminates for high frequency printed circuits and flexible circuit board laminates for flexible interconnections, which are sold principally to printed circuit board manufacturers and equipment manufacturers for applications in the computer, portable communication device, communications infrastructure, aerospace and defense, and consumer markets; High Performance Foams, which includes urethane foams and silicone materials that are sold principally to manufacturers in the portable communication device, communication infrastructure, computer, ground transportation, aerospace and consumer markets; Custom Electrical Components, which includes electroluminescent lamps, inverters, and power distributions system products that are sold principally to the ground transportation and portable communication device markets; and Other Polymer Products, which is comprised of elastomer rollers, nitrophyl floats, and nonwoven materials, that are sold into a variety of markets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiaries, after elimination of intercompany accounts and transactions.

Beginning at year end 2008, our fiscal years will end on December 31 of each year. Beginning in fiscal 2009, all interim periods will end on the last calendar day of that particular month. Historically, we used a 52- or 53-week fiscal calendar ending on the Sunday closest to the last day in December of each year.

For all periods and amounts presented, reclassifications have been made for discontinued operations. On October 31, 2008, we completed the sale of our Induflex operating segment, which had been aggregated in our Other Polymer Products reportable segment. On July 27, 2007, we completed the closure of the operations of the polyolefin foams operating segment, which had been aggregated in our Other Polymer Products reportable segment. See "Note 15 – Discontinued Operations" for further discussion.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents. These investments are stated at cost, which approximates market value.

Marketable Securities

We account for short-term investments in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115). We determine the appropriate classification of debt securities at the time of purchase and reevaluate such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value with interest on such securities included in "Interest income" on our consolidated statements of income. If the market values of individual securities are determined to be "other than temporarily" impaired, the carrying amount of such investments are written down to market value through "Other income, net" in our consolidated statements of income. We have not recorded any such write down in the years ended December 31, 2008, December 30, 2007 and December 31, 2006, respectively.

Investments in Unconsolidated Joint Ventures

We account for our investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method.

Foreign Currency

All balance sheet accounts of foreign subsidiaries are translated or remeasured at rates of exchange in effect at each year-end, and income statement items are translated at the average exchange rates for the year. Resulting translation adjustments for those entities that operate under the local currency are made directly to a separate component of shareholders' equity, while remeasurement adjustments for those entities that operate under the parent's functional currency are made to the income statement as a component of "Other income, net". Currency transaction adjustments are reported as income or expense and resulted in gains of $0.7 million, $0.8 million and $0.1 million for the fiscal years ended 2008, 2007 and 2006, respectively.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of the related receivables, including the length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where we are made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously mentioned. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of our customer base.

Inventories

Inventories are valued at the lower of cost or market. Certain inventories, amounting to $3.9 million and $3.1 million at December 31, 2008 and December 30, 2007, respectively, are valued by the last-in, first-out ("LIFO") method. These inventories accounted for 20% of total inventory for 2008 and 14% of total inventory for 2007. The cost of the remaining portion of the inventories was determined principally on the basis of actual first-in, first-out ("FIFO") costs.

If the inventories valued in using the LIFO method had been valued at FIFO costs, they would have been approximately $4.4 million and $4.1 million higher at December 31, 2008 and December 30, 2007.

Inventories consist of the following:

(Dollars in thousands)	**December 31, 2008**	December 30, 2007
Raw materials	$ 9,914	$ 10,101
Work-in-process	4,932	5,311
Finished goods	26,771	33,732
	$ 41,617	$ 49,144

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. For financial reporting purposes, provisions for depreciation are calculated on a straight-line basis over the following estimated useful lives of the assets:

	Years
Buildings and improvements	10 - 25
Machinery and equipment	5 - 15
Office equipment	3 - 10

Goodwill and Intangible Assets

SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. We review goodwill and intangible assets with indefinite lives for impairment annually and/or if events or changes in circumstances indicate the carrying value of an asset may have been impaired. We review intangible assets with definite lives for impairment whenever conditions exist that indicate the carrying value may not be recoverable, such as economic downturn in a market or a change in the assessment of future operations.

Goodwill and intangible assets are considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are typically established using a discounted cash flow methodology. The determination of discounted cash flows is based on the business' strategic plans and long-range operating forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost changes.

Purchased patents, covenants-not-to-compete and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives, generally from 3 to 17 years.

Environmental and Product Liabilities

We accrue for our environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded for the estimated insurance reimbursement amount. We are exposed to the uncertain nature inherent in such remediation and the possibility that initial estimates will not reflect the final outcome of a matter.

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to perform a formal analysis to determine our potential future liability and related insurance coverage for asbestos-related matters. The determination to perform this study was made based on several factors, including the growing number of asbestos-related claims and recent settlement history. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, our limited claims history and consultations with National Economic Research Associates, Inc. (NERA), we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

The models developed for determining the potential exposure and related insurance coverage were developed by outside consultants deemed to be experts in their respective fields. The models required us to make numerous assumptions that significantly impacted the results generated by the models. We believe the assumptions made are reasonable at the present time, but are subject to uncertainty based on the actual future outcome of our asbestos litigation. We believe, based on the limited amount of settlement and claims history currently known to us, that a reasonable future time frame to quantify our liability is five years.

Given the inherent uncertainty in making future projections, we plan to have the projections of current and future asbestos claims periodically re-examined, and we will update them if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh Risk Consulting's (Marsh) models, and other relevant factors, such as changes in the tort system. There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but cannot estimate such excess amounts at this time.

Fair Value of Financial Instruments

Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, long-term marketable securities, accounts payable, and accrued liabilities approximate fair value as a result of the maturities of these instruments.

Concentration of Credit and Investment Risk

We extend credit on an uncollateralized basis to almost all customers. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts that constitute our customer base. We periodically perform credit evaluations on our customers. At December 31, 2008 and December 30, 2007 there was not one customer who accounted for more than ten percent of the total accounts receivable. We did not experience significant credit losses on customers' accounts in 2008, 2007, or 2006.

We invest our excess cash principally in investment grade government and corporate debt securities. We have established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to reflect changes in market conditions.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which establishes financial accounting and reporting standards for the effect of income taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the entity's financial statements. We are subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of our wholly-owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared.

We have provided for potential liabilities due in various jurisdictions. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which such determination is made.

Revenue Recognition

Revenue is recognized upon delivery of products and transfer of title to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured.

Shipping and Handling Charges

Costs that we incur for shipping and handling charges are charged to "Cost of sales" and payments received from our customers for shipping and handling charges are included in "Net sales" on our consolidated statements of income.

Pension and Retiree Healthcare and Life Insurance Benefits

We provide various defined benefit pension plans for our U.S. employees and sponsor defined benefit healthcare and life insurance plans for our U.S. retirees. The costs and obligations associated with these plans are dependent upon various actuarial assumptions used in calculating such amounts. These assumptions include discount rates, salary growth, long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used by us are determined as follows: (i) the discount rate used is based on comparisons to the Citigroup index and, to a lesser extent, the Moody's AA bond index; (ii) the salary growth is based on our historical and projected level of salary increases; (iii) the long-term rate of return on plan assets is determined based on historical portfolio results, market results and our expectations of future returns, as well as current market assumptions related to long-term return rates; and (iv) the mortality rate is based on a mortality projection that estimates current longevity rates and their impact on the long-term plan obligations. We review these assumptions periodically throughout the year.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars in thousands, except per share amounts)	**2008**	2007	2006
Numerator:			
Net Income	**$ 21,617**	$ 20,625	$ 55,167
Denominator:			
Denominator for basic earnings per share - weighted averages shares	**15,714,884**	16,555,656	16,747,444
Effect of stock options	**209,288**	193,681	540,393
Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	**15,924,172**	16,749,337	17,287,837
Basic net income per share	**$ 1.38**	$ 1.25	$ 3.29
Diluted net income per share	**$ 1.36**	$ 1.23	$ 3.19

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Hedging Activity

We use derivative instruments to manage certain foreign currency exposures. Derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

On December 31, 2008, we had outstanding option contracts used to hedge foreign currency transactional exposures. Some of our contracts are designated as hedges, while others are not. For those that are not hedges, the effects of these contracts are recorded directly to our statement of income. As of December 30, 2007 we had no option contracts in effect nor did we did have any instruments outstanding that would require hedge accounting treatment.

Advertising Costs

Advertising is expensed as incurred and amounted to $1.6 million for 2008, $1.8 million for 2007 and $1.5 million for 2006.

Variable-Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) issued FIN No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R) to address certain FIN 46 implementation issues. We adopted the provisions of FIN 46R in the first quarter of 2004. As a result of our review, we determined that we had one variable interest entity (VIE); however, we determined that we were not the primary beneficiary and, as such, did not consolidate the entity in accordance with FIN 46R. The VIE identified is Polyimide Laminate Systems, LLC (PLS), a 50% owned joint venture with Mitsui Chemicals, Inc. The joint venture sells adhesiveless laminates for trace suspension assemblies and was established in October 1999. Sales of PLS were approximately $23.2 million, $19.7 million and $20.4 million in 2008, 2007 and 2006 respectively. Our maximum exposure to loss as a result of our involvement with PLS is limited to our equity investment, which was approximately $40,000 at December 31, 2008, and to its outstanding receivables if those amounts were to become uncollectible for various financial reasons, such as insolvency, which amounted to $2.5 million and $3.0 million at December 31, 2008 and December 30, 2007 respectively. In accordance with FIN 46R, we review our FIN 46R compliance whenever a reconsideration event occurs or a new situation exists that was not previously considered under FIN 46R.

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123). SFAS 123R supersedes APB No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. SFAS 123R requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

On January 2, 2006 (the first day of the 2006 fiscal year), we adopted SFAS 123R using the modified prospective application as permitted under SFAS 123R. Under this transition method, compensation cost recognized in 2006 includes the following: (i) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123; and (ii) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

Recent Accounting Standards

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* We are in the process of evaluating the impact, if any, of the provisions of SFAS 162 on our consolidated financial position, operations and cash flows.

Disclosures about Derivative Instruments

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133* (SFAS 161). SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We adopted the provisions of SFAS 161 on September 28, 2008 and have disclosed information related to derivative instruments in accordance with SFAS 161 in this form 10-K (see Note 3 "Hedging Transactions and Derivative Financial Statements").

Accounting for Business Combinations and Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations* (SFAS 141(R)), and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS 160). SFAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are required to be adopted concurrently and are effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 141(R) will change our accounting treatment for business combinations on a prospective basis, beginning in the first quarter of 2009. We are currently evaluating the impact, if any, that SFAS 141(R) may have on our financial condition and results of operations.

Accounting for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 was effective in the first quarter of 2008, and the adoption has not had a material impact on our financial position or results of operations.

Accounting for Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. SFAS 157 applies only to fair value measurements that already are required or permitted by other accounting standards and does not require any new fair value measurements and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 on December 31, 2007 expanded our disclosures pertaining to the measurement of assets and liabilities. See Note 2 "Fair Value Measurements".

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109* (FIN 48). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN 48 is effective for accounting periods commencing after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. Upon adoption, an increase of $2.7 million was recorded in the liability for unrecognized tax benefits, which was recorded through a decrease in retained earnings.

NOTE 2

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. SFAS 157 applies only to fair value measurements that already are required or permitted by other accounting standards and does not require any new fair value measurements and is effective for fiscal years beginning after November 15, 2007. Although the adoption of SFAS 157 on December 31, 2007 did not materially impact our financial condition, results of operations, or cash flows, we are now required to provide additional disclosures as part of our financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis during the period, categorized by the level of inputs used in the valuation, include:

(Dollars in thousands)	Carrying amount as of December 31, 2008	Level 1	Level 2	Level 3
Auction rate securities	$ 43,400	$ -	$ -	$ 43,400
Foreign currency option contracts	$ 1,702	$ -	$ 1,702	$ -

Auction Rate Securities

At year-end 2007, we classified our auction rate securities as available-for-sale and recorded them at fair value as determined in the active market at the time. However, due to events in the credit markets, the auctions failed during the first quarter of 2008 and have subsequently not recovered. Accordingly, the securities changed from a Level 1 valuation to a Level 3 valuation within SFAS 157's hierarchy since our adoption of this standard on the first day of fiscal 2008.

In the fourth quarter of 2008, $4.4 million of auction rate securities were redeemed at par value, and in the first quarter of 2009, another $0.5 million was redeemed at par value. As of December 31, 2008 the par value of our remaining auction rate securities was $50.0 million, which were comprised of 92% student loan auction rate securities and 8% municipality auction rate securities. We performed a fair value assessment of these securities in accordance with SFAS 157 based on a discounted cash flow model, utilizing various assumptions that included estimated interest rates, probabilities of successful auctions, the timing of cash flows, and the quality and level of collateral of the securities. These inputs were chosen based on our current understanding of the expectations of the market. In the first three quarters of 2008, we used cashflow projections for a two year period, which we believed at the time was a reasonable estimate of the period for which the securities would be redeemed at par. This resulted in an impairment charge of between 2.1% and 3.1% over that time period. At year end 2008, this assumption was changed to a five year period based on our assessment of current market conditions and the probability of a reasonable time period over which we determined the securities would be redeemed. The total impairment charge for 2008 was 13.2% or $6.6 million.

We have concluded that the impairment is not other-than-temporary, per FASB Staff Position 115-1 / 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* and Emerging Issues Task Force 03-1: *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, due primarily to the fact that the investments we hold are investment grade securities and 92% are substantially collateralized with government-backed student loans. Based on our expected operating cash flows and other sources of cash, we do not anticipate that the current lack of liquidity of these investments will affect our ability to execute our current business plan. Therefore, we have the intent and ability to hold the securities until the temporary impairment is recovered. Based on this conclusion, we have recorded this charge as an unrealized loss in other comprehensive income in the equity section of our consolidated statements of financial position. Additionally, due to our belief that it may take over twelve months for the auction rate securities market to recover, we have classified the auction rate securities as long-term assets. The securities that we hold have maturities ranging from 5 to 38 years.

The reconciliation of our assets measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

(Dollars in thousands)	Auction Rate Securities
Balance at December 30, 2007	$ -
Transfers to Level 3	54,400
Redemptions	(4,400)
Unrealized loss	(6,600)
Balance at December 31, 2008	$ 43,400

These securities typically earn interest at rates ranging from 3% to 7%. Upon the failure of these securities at auction, a penalty interest rate is triggered. Since the securities we hold are high quality securities, the penalty rates are market-based, and therefore the aggregate interest rate that we earned has remained effectively unchanged during most of 2008 due to the effect of lower market interest rates substantially offsetting the market-based penalty rates.

Foreign Currency Option Derivatives

As further explained below in Note 3 "Hedging Transactions and Derivative Financial Instruments", we are exposed to certain risks relating to our ongoing business operations, and the primary risk managed using derivative instruments is foreign currency exchange rate risk. The fair value of these foreign currency option derivatives is based upon valuation models applied to current market information such as strike price, spot rate, maturity date and volatility, and by reference to market values resulting from an over-the-counter market or obtaining market data for similar instruments with similar characteristics.

NOTE 3

Hedging Transactions and Derivative Financial Instruments

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No.133* (SFAS 161). SFAS 161, together with Statement of Financial Accounting Standard 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), are referred to as SFAS 133R. SFAS 133R requires companies to recognize all of its derivatives instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

We are exposed to certain risks relating to our ongoing business operations. The primary risk managed by using derivative instruments is foreign currency exchange rate risk. Option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies. We do not use derivative financial instruments for trading or speculation purposes.

In accordance with SFAS 133R, we designate certain foreign currency option contracts as cash flow hedges of forecasted revenues.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in the statement of income during the current period. The ineffective portion of a derivative instrument's change in fair value is immediately recognized in income. For the derivatives entered into during 2008, there have been no ineffective portions.

During 2008, we entered into six hedge programs. Four of the programs are foreign currency cash flow hedges to protect against the reduction in value of forecasted cash flows resulting from U.S. dollar denominated sales in 2009 by our Belgian subsidiary, which uses the Euro as its functional currency. Our Belgian subsidiary hedges portions of its forecasted revenues denominated in U.S. dollars with option contracts. If the dollar weakens against the Euro, the decrease in the present value of future foreign currency cash flows is offset by gains in the fair value of the options contracts. The remaining two programs, which do not qualify as cashflow hedges, are intended to minimize foreign currency exposure on the balance sheet of our China subsidiary.

Notional Values of Derivative Instruments

Currency (000s)	
Renminbi	¥ 50,000
U.S. Dollar	$ 13,380

(Dollars in thousands)	The Effect of Derivative Instruments on the Financial Statements for the year ended December 31, 2008		Fair Values of Derivative Instruments for the period ended December 31, 2008
Foreign Exchange Option Contracts	Location of gain	Amount of gain	Other Assets
Contracts designated as hedging instruments	Other comprehensive income	$ 546	$ 1,587
Contracts not designated as hedging instruments	Other income, net	1,277	115

Concentration of Credit Risk

By using derivative instruments, we are subject to credit and market risk. If a counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value of the derivative instrument. Generally, when the fair value of a derivative contract is positive, the counterparty owes the Company, thus creating a receivable risk for the Company. We minimize counterparty credit (or repayment) risk by entering into derivative transactions with major financial institutions of investment grade credit rating.

NOTE 4
Property, Plant and Equipment

(Dollars in thousands)	**December 31, 2008**	December 30, 2007
Land	**$ 16,206**	$ 15,354
Buildings and improvements	**114,191**	112,952
Machinery and equipment	**129,355**	128,950
Office equipment	**23,272**	21,632
Equipment in process	**27,899**	16,853
	310,923	295,741
Accumulated depreciation	**(165,701)**	(151,321)
Total property, plant and equipment, net	**$ 145,222**	$ 144,420

Depreciation expense was $18.4 million in 2008, $24.3 million in 2007, and $18.3 million in 2006.

NOTE 5

Goodwill and Other Intangible Assets

Identifiable intangible assets are comprised of the following:

(Dollars in thousands)	**December 31, 2008**	December 30, 2007
Trademarks and patents	**$ 1,022**	$ 1,022
Technology	**786**	786
Covenant-not-to-compete	**625**	625
	2,433	2,433
Accumulated amortization	**(2,433)**	(2,433)
Total other intangible assets	**$ -**	$ -

Amortization expense for 2007 and 2006, amounted to approximately $0.4 million and $0.3 million, respectively.

In the second quarter of 2007, we recorded an additional non-cash pre-tax charge related to the impairment of the goodwill associated with the composite materials operating segment of $0.5 million. This charge is included in "Restructuring and impairment charges" on our consolidated statements of income.

In the fourth quarter of 2008, we recorded a non-cash charge related to the sale of Induflex of $0.5 million. This charge is included in "Income (loss) from discontinued operations, net of taxes" on our consolidated statements of income.

The changes in the carrying amount of goodwill for the period ending December 31, 2008, by segment, are as follows:

(Dollars in thousands)	Printed Circuit Materials	High Performance Foams	Custom Electrical Components	Other Polymer Products	Total
Balance as of January 1, 2007	$ -	$ 7,410	$ -	$ 3,246	$ 10,656
Composite materials impairment	-	-	-	(525)	(525)
Balance as of December 30, 2007	$ -	$ 7,410	$ -	$ 2,721	$ 10,131
Induflex sale adjustment	-	-	-	(497)	(497)
Balance as of December 31, 2008	**$ -**	**$ 7,410**	**$ -**	**$ 2,224**	**$ 9,634**

NOTE 6

Summarized Financial Information of Unconsolidated Joint Ventures

As of December 31, 2008, we had four joint ventures, each 50% owned, that are accounted for under the equity method of accounting.

Joint Venture	Location	Reportable Segment	Fiscal Year-End
Rogers INOAC Corporation	Japan	High Performance Foams	October 31
Rogers INOAC Suzhou Corporation	China	High Performance Foams	December 31
Rogers Chang Chun Technology Co., Ltd.	Taiwan	Printed Circuit Materials	December 31
Polyimide Laminate Systems, LLC	U.S.	Printed Circuit Materials	December 31

Equity income related to our share of the underlying net income of the joint ventures amounted to $6.2 million, $8.1 million and $8.6 million for 2008, 2007 and 2006, respectively. We had commission income from PLS of $2.6 million, $2.2 million and $2.0 million for 2008, 2007 and 2006, respectively, which is included in "Other income, net" on our consolidated statements of income.

Summarized Information for Joint Ventures:

(Dollars in thousands)	**December 31, 2008**	December 30, 2007
Current assets	**$ 44,845**	$ 47,282
Noncurrent assets	**28,733**	30,909
Current liabilities	**11,556**	16,976
Noncurrent liabilities	**–**	–
Shareholders' equity	**62,023**	61,214

	For the years ended:		
(Dollars in thousands)	**December 31, 2008**	December 30, 2007	December 31, 2006
Net sales	**$ 114,436**	$ 115,016	$ 109,765
Gross profit	**15,842**	28,470	29,271
Net income	**12,472**	16,174	17,126

The effect of sales made between the unconsolidated joint ventures and us were appropriately accounted for on a consolidated basis. Receivables from joint ventures arise during the normal course of business from transactions between us and the joint ventures, typically from the joint venture purchasing raw materials from us to produce end products, which are sold to third parties.

NOTE 7

Pension Benefits and Retirement Health and Life Insurance Benefits

We have two qualified noncontributory defined benefit pension plans covering substantially all U.S. employees. We also have established a nonqualified unfunded noncontributory defined benefit pension plan to restore certain retirement benefits that might otherwise be lost due to limitations imposed by federal law on qualified pension plans, as well as to provide supplemental retirement benefits for certain senior executives of the Company.

In addition, we sponsor multiple unfunded defined benefit health care and medical and life insurance plans for retirees. The measurement date for all plans for 2008 and 2007 is December 31, 2008 and December 30, 2007, respectively.

On December 31, 2006, we adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and other Postretirement Plans – An amendment of FASB Statement Nos. 87, 88, 106, and 132(R)* (SFAS 158). SFAS 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur and report these changes in comprehensive income. In addition, with the adoption of this Statement, actuarial gains and losses that are not immediately recognized as net periodic pension cost will be recognized as a component of other comprehensive income and amortized into net periodic pension cost in future periods.

Defined Benefit Pension Plan and Retiree Medical Plan Amendments

On July 16, 2007, we announced to our employees and retirees that the defined benefit pension and retiree medical plans would be amended effective January 1, 2008. As of January 1, 2008, newly hired and rehired employees are no longer eligible for the defined benefit pension plan. However, the amendment to the defined benefit pension plan did not impact the benefits to plan participants as of December 30, 2007. The amendment to the retiree medical plan did not impact the benefits for employees who were age 50 or older as of December 30, 2007, as long as they met certain eligibility requirements. However, employees who were less than age 50 as of December 30, 2007 were no longer eligible for retiree medical benefits. This plan amendment resulted in a reduction to the accumulated benefit obligation, which is accounted for as a reduction to prior service cost based on a plan amendment and amortized over the expected remaining service period of the ongoing active plan participants until they became fully eligible, beginning in the third quarter of 2007.

Obligations and Funded Status

(Dollars in thousands)	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2008	2007	**2008**	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 130,301**	$ 127,555	**$ 7,070**	$ 10,958
Service cost	**4,632**	5,152	**598**	666
Interest cost	**7,940**	7,289	**465**	449
Actuarial (gain) loss	**(270)**	(3,698)	**1,741**	(23)
Benefit payments	**(6,254)**	(6,173)	**(1,139)**	(971)
Plan amendments	**254**	176	**-**	(4,009)
Benefit obligation at end of year	**$ 136,603**	$ 130,301	**$ 8,735**	$ 7,070
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 124,204**	$ 116,831	**$ -**	$ -
Actual return on plan assets	**(35,351)**	10,300	**-**	-
Employer contributions	**9,326**	3,246	**1,139**	971
Benefit payments	**(6,254)**	(6,173)	**(1,139)**	(971)
Fair value of plan assets at end of year	**$ 91,925**	$ 124,204	**$ -**	$ -
Funded status	**$ (44,678)**	$ (6,097)	**$ (8,735)**	$ (7,070)

Amounts recognized in the consolidated balance sheets consist of:

(Dollars in thousands)	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2008	2007	**2008**	2007
Non-current assets	**$ -**	$ 2,173	**$ -**	$ -
Current liabilities	**(995)**	(261)	**(942)**	(782)
Non-current liabilities	**(43,683)**	(8,009)	**(7,793)**	(6,288)
Net amount recognized at end of year	**$ (44,678)**	$ (6,097)	**$ (8,735)**	$ (7,070)

Amounts recognized in accumulated other comprehensive income consist of:

(Dollars in thousands)	Pension Benefits	Retirement Health and Life Insurance Benefits
	2008	**2008**
Net Actuarial Loss	**$ 51,010**	**$ 3,679**
Prior Service Cost	**2,893**	**(2,848)**
Net amount recognized at end of year	**$ 53,903**	**$ 831**

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $136.6 million, $121.6 million and $91.9 million, respectively, as of December 31, 2008 and $4.1 million, $3.4 million and $0.0 million, respectively, as of December 30, 2007.

Components of Net Periodic Benefit Cost

(Dollars in thousands)	Pension Benefits			Postretirement Health and Life Insurance Benefits		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ 4,632**	$ 5,152	$ 4,534	**$ 598**	$ 666	$ 778
Interest cost	**7,940**	7,289	6,820	**465**	449	565
Expected return of plan assets	**(10,405)**	(9,924)	(8,706)	**–**	–	–
Amortization of prior service cost	**513**	518	461	**(697)**	(465)	–
Amortization of net loss	**242**	240	565	**268**	126	162
Curtailment loss	**–**	–	–	**–**	–	–
Settlement gain	**–**	–	–	**–**	–	–
Net periodic benefit cost	**$ 2,922**	$ 3,275	$ 3,674	**$ 634**	$ 776	$ 1,505

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are $2.8 million and $0.5 million, respectively. The estimated net loss (gain) and prior service cost for the defined benefit postretirement plans that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are $0.3 million and ($0.7 million).

Assumptions

Weighted-average assumptions used to determine benefit obligations at year-end:

	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2008	2007	**2008**	2007
Discount rate	**6.25%**	6.25%	**6.25%**	6.25%
Rate of compensation increase	**4.00%**	4.00%	**–**	–

Weighted-average assumptions used to determine net benefit cost for years ended:

	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2008	2007	**2008**	2007
Discount rate	**6.25%**	5.75%	**6.25%**	5.75%
Expected long-term rate of return on plan assets	**8.50%**	8.75%	**–**	–
Rate of compensation increase	**4.00%**	4.00%	**–**	–

For measurement purposes as of December 31, 2008, we assumed annual healthcare cost trend rates of 9% and 10.5% for covered healthcare benefits in 2008 for retirees pre-age 65 and post-age 65, respectively. The rates were assumed to decrease gradually to 5% and 5.5%, respectively, in 2014 and remain at those levels thereafter. As of December 30, 2007, we assumed an annual healthcare cost trend rate of 10% and 11.5% for covered healthcare benefits in 2007. The rate was assumed to decrease gradually to 5% and 5.5% in 2013 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost	$ 92,285	$ (83,557)
Effect on other postretirement benefit obligations	516,200	(478,134)

Plan Assets

Our pension plan weighted-average asset allocations at December 31, 2008 and December 30, 2007, by asset category, are as follows:

	Current Target Allocation	Plan Assets at Year-End	
	2009	2008	2007
Equity securities	67%	51%	68%
Debt securities	33%	41%	28%
Other	-	8%	4%
Total	100%	100%	100%

Investment Strategy

Our defined benefit pension assets are invested with the objective of achieving a total rate of return over the long-term that is sufficient to fund future pension obligations. Overall investment risk is mitigated by maintaining a diversified portfolio of assets as reflected in the above tables.

Asset allocation target ranges were established to meet our investment objectives. The expected long-term rate of return on plan assets is based on several factors, including the plans' asset allocation targets, the historical and projected performance on those asset classes, and on the plans' current asset composition.

Cash Flows

Contributions

At the current time, we have met the minimum funding requirements for our qualified defined benefit pension plans and are therefore not required to make a contribution to the plans in 2009 for any past years. In 2008 and 2007, we made annual contributions to the pension plans of approximately $9.3 million and $3.2 million, respectively. Subsequent to December 31, 2008, we made a contribution of $8 million. As there is no funding requirement for the nonqualified defined benefit pension plans and the Retiree Health and Life Insurance benefit plans, we will contribute the amount of benefit payments made during the year consistent with past practices.

Estimated Future Payments

The following pension benefit payments, which reflect expected future employee service, as appropriate, are expected to be paid through the utilization of plan assets for the funded plans and from operating cash flows for the unfunded plans. The Retiree Health and Life Insurance benefits, for which no funding has been made, are expected to be paid from operating cash flows. The benefit payments are based on the same assumptions used to measure our benefit obligation at the end of fiscal 2008.

(Dollars in thousands)	Pension Benefits	Retiree Health and Life Insurance Benefits
2009	$ 6,901	$ 942
2010	6,894	968
2011	6,867	984
2012	9,827	969
2013	8,174	954
2014-2018	41,616	5,288

NOTE 8

Employee Savings and Investment Plan

We sponsor the Rogers Employee Savings and Investment Plan (RESIP), a 401(k) plan for domestic employees. Employees can defer an amount they choose, up to the yearly IRS limit, which is $15,500 in 2007 and 2008. Certain eligible participants are also allowed to contribute the maximum catch-up contribution per IRS regulations. Beginning in 2008, our matching contribution changed to 6% of an eligible employee's annual pre-tax contribution at a rate of 100% for the first 1% and 50% for the next 5% for a total match of 3.5%. Also, beginning in 2008, our matching contribution is no longer invested in Company stock. Unless otherwise indicated by the participant, the matching dollars are invested in the same funds as the participant's contributions. RESIP related expense amounted to $1.6 million in 2008, $1.3 million in 2007 and $1.1 million in 2006, which related solely to our matching contributions.

NOTE 9

Debt

Long-Term Debt

We have a Multicurrency Revolving Credit Agreement with RBS Citizens, National Association (Bank), a successor in interest to Citizens Bank of Connecticut (Credit Agreement). The Credit Agreement provides for two credit facilities. One facility (Credit Facility A) is available for loans or letters of credit up to $75 million, and the second facility (Credit Facility B) is available for loans of up to $25 million. Credit Facility A is a five-year facility and Credit Facility B is a 364-day facility. Both are multi-currency facilities under which we may borrow in US dollars, Japanese Yen, Euros or any other currency freely convertible into US dollars and traded on a recognized interbank market. Under the terms of the Credit Agreement, we have the right to incur additional indebtedness outside of the Credit Agreement through additional borrowings in an aggregate amount of up to $25 million.

Credit Facility A expires on November 13, 2011. Credit Facility B was renewed on November 11, 2008, and we expect to renew it annually, subject to the future conditions of the Credit Markets. The rate of interest charged on any outstanding loans can, at our option and subject to certain restrictions, be based on the prime rate or at rates from 40 to 87.5 basis points over a LIBOR loan rate for Credit Facility A, and at 200 basis points for Credit Facility B. The spreads over the LIBOR rate for Credit Facility A are based on our leverage ratio. Under the arrangement, the ongoing commitment fee varies from zero to 25 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit.

There were no borrowings pursuant to the Credit Agreement at December 31, 2008 and December 30, 2007, respectively. The Credit Agreement contains restrictive covenants primarily related to total indebtedness, interest expense, and capital expenditures. We were in compliance with those covenants at December 31, 2008 and December 30, 2007.

At December 31, 2008 we had several standby letters of credit (LOC) and guarantees that were backed by the credit facility:

- $1.0 million irrevocable standby LOC - to guarantee Rogers' self insured workers compensation plan
- $0.25 million irrevocable standby LOC – guarantees a payable obligation of Rogers; Belgian subsidiary
- $0.75 million letter guarantee – to guarantee a payable obligation for a Chinese subsidiary (Rogers Shanghai)
- $0.62 million letter guarantee – to guarantee a payable obligation for a Chinese subsidiary (Rogers Suzhou)

No amounts were owed on the LOCs as of December 31, 2008.

Interest

We paid a fee of $18,000 to renew the $25 million credit facility in 2008, and there were no interest charges. No fees or interest charges were incurred in 2007.

Restriction on Payment of Dividends

Pursuant to the multi-currency revolving credit loan agreement, we cannot make a cash dividend payment if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

NOTE 10

Income Taxes

Consolidated income (loss) from continuing operations before income taxes consists of:

(Dollars in thousands)	**2008**	2007	2006
Domestic	**$ 4,924**	$ (11,672)	$ 36,919
International	**20,182**	35,212	32,578
Total	**$ 25,106**	$ 23,540	$ 69,497

The income tax expense (benefit) in the consolidated statements of income consists of:

(Dollars in thousands)	Current	Deferred	Total
2008			
Domestic	**$ 697**	**$ (3,174)**	**$ (2,477)**
International	**7,891**	**(1,537)**	**6,354**
State	**39**	**(427)**	**(388)**
Total	**$ 8,627**	**$ (5,138)**	**$ 3,489**
2007			
Domestic	$ 421	$ (4,851)	$ (4,430)
International	8,785	(1,269)	7,516
State	252	(423)	(171)
Total	$ 9,458	$ (6,543)	$ 2,915
2006			
Domestic	$ 14,581	$ (7,521)	$ 7,060
International	8,763	(1,086)	7,677
State	466	(873)	(407)
Total	$ 23,810	$ (9,480)	$ 14,330

Deferred tax assets and liabilities as of December 31, 2008 and December 30, 2007, respectively, are comprised of the following:

(Dollars in thousands)	**2008**	2007
Deferred tax assets		
Accrued employee benefits and compensation	**$ 7,817**	$ 7,209
Postretirement benefit obligations	**17,273**	7,990
Investment in joint ventures, net	**-**	782
Tax credit carryforwards	**3,557**	3,230
Reserves and accruals	**6,833**	2,039
Depreciation and amortization	**9,632**	-
Other	**3,215**	2,436
Total deferred tax assets	**48,327**	23,686
Less deferred tax asset valuation allowance	**-**	-
Total deferred tax assets, net of valuation allowance	**48,327**	23,686
Deferred tax liabilities		
Investment in joint ventures, net	**585**	-
Depreciation and amortization	**-**	3,522
Total deferred tax liabilities	**585**	3,522
Net deferred tax asset	**$ 47,742**	$ 20,164

Deferred taxes are classified on the consolidated balance sheet at December 31, 2008 and December 30, 2007 as a net current deferred tax asset of $9.8 million and $10.2 million, respectively, and a net long-term deferred tax asset of $37.9 million and $10.0 million, respectively.

Income tax expense differs from the amount computed by applying the United States federal statutory income tax rate to income before income taxes. The reasons for this difference are as follows:

(Dollars in thousands)	**2008**	2007	2006
Tax expense at Federal statutory income tax rate	**$ 8,787**	$ 8,239	$ 24,324
International tax rate differential	**(3,185)**	(2,292)	(6,558)
Foreign tax credit	**(241)**	(670)	1,885
General business credits	**(517)**	(926)	(648)
Tax Exempt Interest	**(834)**	(618)	(598)
Nontaxable foreign sales income	**-**	-	(1,233)
Valuation allowance change	**-**	(960)	(12)
Provision to return adjustment	**(1,072)**	(520)	-
Audit settlement reserve adjustment	**-**	-	(2,800)
Other	**551**	662	(30)
Income tax expense	**$ 3,489**	$ 2,915	$ 14,330

We are eligible for a tax holiday on the earnings of our subsidiaries in China. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years. In 2008, the fourth year under this agreement, RSZ reported pretax income of $3.0 million, which was subject to a tax rate of 9%, resulting in a decrease of 3 percentage points in our effective tax rate. In 2009, the tax rate in effect will be 10% and will increase each subsequent year until reaching the full rate of 25% in 2012, subject to local government approval. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), we were subject to a rate of tax of 18% in 2008, which resulted in a decrease of 5 percentage points in our effective tax rate based upon their pretax income of $7.0 million. In 2009, the tax rate in effect will be 20%, and will increase each subsequent year until reaching the full rate of 25% in 2012, subject to local government approval.

There were no valuation allowances recorded against our deferred tax assets at December 31, 2008 or December 30, 2007. We perform an annual assessment of the realization of our deferred tax assets considering all of the available evidence, both positive and negative. We then record a valuation allowance against the deferred tax assets, which we believe based on the weight of available evidence, will more likely than not be realized.

Through December 31, 2008, we have not provided U.S. income taxes on approximately $111.5 million of unremitted foreign earnings because substantially all such earnings are intended to be reinvested indefinitely outside the U.S.

There was $0.5M of tax benefits arising from the exercise of stock options in 2008. There were no tax benefits from the exercise of stock options in 2007, and $4.9 million of benefits in 2006. These tax benefits have been allocated to additional paid-in-capital in stockholder's equity when realized.

Income taxes paid, net of refunds, was $8.7 million, $9.3 million, and $12.7 million in 2008, 2007 and 2006, respectively.

We adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) on January 1, 2007. Upon adoption, we recognized an increase of $2.7 million in the liability for unrecognized tax benefits, which was recorded through a decrease in retained earnings. At December 31, 2008, we had gross tax-affected unrecognized tax benefits of $8.7 million, all of which if recognized, would impact the effective tax rate. In addition, at December 31, 2008 we have approximately $0.7 million of accrued interest related to uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	**2008**	2007
Beginning balance	**$ 8,447**	$ 12,291
Gross increases - tax positions in prior period	**901**	4,193
Gross decreases - tax positions in prior period	**(148)**	(3,834)
Gross increases - current period tax positions	**710**	245
Settlements	**(192)**	(4,448)
Lapse of statute of limitations	**(1,039)**	-
Ending balance	**$ 8,679**	$ 8,447

It is reasonably possible that a reduction of unrecognized tax benefits in a range of $2 million to $4 million may occur within 12 months as a result of projected resolutions of worldwide tax disputes or the expiration of the statute of limitations.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. Our tax years from 2005 through 2008 are subject to examination by the tax authorities. With few exceptions, we are no longer subject to U.S. federal, state, local and foreign examinations by tax authorities for the years before 2005.

NOTE 11
Shareholders' Equity and Stock Options

Accumulated Other Comprehensive Income (Loss)

Accumulated balances related to each component of accumulated other comprehensive income (loss) are as follows:

(Dollars in thousands)	**December 31, 2008**	December 30, 2007
Foreign currency translation adjustments	**$ 15,364**	$ 17,802
Funded status of pension plans and other post retirement benefits, net of $20,799 and $2,880 in deferred taxes in 2008 and 2007, respectively	**(33,935)**	(4,700)
Unrealized loss on marketable securities, net of tax of $2,508	**(4,092)**	–
Unrealized gain on derivative instruments	**546**	–
Accumulated other comprehensive income (loss)	**$ (22,117)**	$ 13,102

Capital Stock and Equity Compensation Awards

Under various plans we may grant stock options to officers, directors, and other key employees at exercise prices that range as low as 50% of the fair market value of our stock as of the date of grant. However, to date, virtually all such options have been granted at an exercise price equal to the fair market value of our stock as of the date of grant. Except for grants made in 2004 and 2005, regular options granted to employees in the United States generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Stock option grants were also made to non-management directors, generally on a semi-annual basis, with the last of such grants being made in June of 2008. In December of 2008, each non-management director was awarded deferred stock units instead of stock options. Such deferred stock units will permit non-management directors to receive, at a later date, one share of Rogers stock for each deferred stock unit with no payment of any consideration by the director at the time the shares are received. For such director stock options, the exercise price was equal to the fair market value of our stock as of the grant date and they are immediately exercisable and expire ten years after the date of grant. Our 2005 Equity Compensation Plan also permits the granting of restricted stock and certain other forms of equity awards to officers and other key employees. Stock grants in lieu of cash compensation are also made to non-management directors.

Shares of capital stock reserved for possible future issuance are as follows:

	December 31, 2008	December 30, 2007
Stock options and restricted stock	**2,372,133**	2,486,574
Rogers Employee Savings and Investment Plan	**173,863**	170,246
Rogers Corporation Global Stock Ownership Plan for Employees	**306,606**	350,740
Stock to be issued in lieu of deferred compensation	**41,656**	30,561
Total	**2,894,258**	3,038,121

Each outstanding share of Rogers capital (common) stock has attached to it a stock purchase right. One stock purchase right entitles the holder to buy one share of Rogers capital (common) stock at an exercise price of $240.00 per share. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Rogers capital (common) stock. In certain circumstances, holders may acquire Rogers stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire on March 30, 2017 but may be exchanged or redeemed earlier. If such rights are redeemed, the redemption price would be $0.01 per right.

Stock Options

We currently grant stock options under various equity compensation plans. While we may grant to employees options that become exercisable at different times or within different periods, we have generally granted to employees options that vest and become exercisable in one-third increments on the 2nd, 3rd and 4th anniversaries of the grant dates. The maximum contractual term for all options is ten years.

We use the Black-Scholes option-pricing model to calculate the grant-date fair value of an option. The fair value of options granted in 2008, 2007 and 2006 were calculated using the following weighted average assumptions:

	December 31, 2008	December 30, 2007	December 31, 2006
Options granted	**322,922**	250,736	203,679
Weighted average exercise price	**31.91**	50.70	51.09
Weighted-average grant date fair value	**15.01**	24.13	23.52
Assumptions:			
Expected volatility	**39.84%**	36.75%	38.5%
Expected term (in years)	**7.0**	7.0	6.3
Risk-free interest rate	**3.28%**	4.67%	4.67%
Expected dividend yield	**–**	–	–

EXPECTED VOLATILITY – In determining expected volatility, we have considered a number of factors, including historical volatility and implied volatility.

EXPECTED TERM – We use historical employee exercise data to estimate the expected term assumption for the Black-Scholes valuation.

RISK-FREE INTEREST RATE – We use the yield on zero-coupon U.S. Treasury securities for a period commensurate with the expected term assumption as its risk-free interest rate.

EXPECTED DIVIDEND YIELD – We currently do not pay dividends on our common stock; therefore, a dividend yield of 0% was used in the Black-Scholes model.

In most cases, we recognize expense using the straight-line attribution method for both pre- and post-adoption grants. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of its historical forfeitures, a forfeiture rate of approximately 3% and applied that rate to grants issued subsequent to adoption of SFAS 123R. This assumption will be reviewed periodically and the rate will be adjusted as necessary based on these reviews. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Our employee stock option agreements contain a retirement provision, which results in the vesting of any unvested options immediately upon retirement. This provision affects the timing of option expense recognition for optionees meeting the criteria for retirement. In accordance with SFAS 123R, we are recognizing compensation expense over the period from the date of grant to the date retirement eligibility is met if it is shorter than the required service period or upon grant if the employee is eligible for retirement.

A summary of the activity under our stock option plans as of December 31, 2008 and changes during the year then ended, is presented below:

	Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options outstanding at December 30, 2007	1,989,646	$ 40.39		
Options granted	322,922	31.91		
Options exercised	(98,524)	17.05		
Options cancelled	(29,166)	45.89		
Options outstanding at December 31, 2008	2,184,878	40.11	6.0	$ 1,143,376
Options exercisable at December 31, 2008	1,602,016	39.78	5.1	1,143,376
Options vested or expected to vest at December 31, 2008 *	2,167,715	40.10	6.0	1,143,376

** In addition to the vested options, we expect a portion of the unvested options to vest at some point in the future. Options expected to vest are calculated by applying an estimated forfeiture rate to the unvested options.*

During the year ended December 31, 2008, the total intrinsic value of options exercised (i.e. the difference between the market price at time of exercise and the price paid by the individual to exercise the options) was $0.9 million, and the total amount of cash received from the exercise of these options was $1.6 million. The total grant-date fair value of stock options that vested during the year ended December 31, 2008 was approximately $4.3 million.

As of December 31, 2008, there was $3.7 million of total unrecognized compensation cost related to unvested stock option awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

A summary of activity under the stock options plans for the fiscal years ended 2008, 2007 and 2006 is presented below:

	2008		2007		2006	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock Options						
Outstanding at beginning of year	**1,989,646**	**$ 40.39**	2,118,631	$ 37.94	2,565,813	$ 34.63
Granted	**322,922**	**31.91**	250,736	50.70	203,679	51.09
Exercised	**(98,524)**	**17.05**	(264,531)	26.91	(636,579)	28.62
Cancelled	**(29,166)**	**45.89**	(115,190)	48.08	(14,282)	46.13
Outstanding at year-end	**2,184,878**	**$ 40.11**	1,989,646	$ 40.39	2,118,631	$ 37.94
Options exercisable at end of year	**1,602,016**		1,653,331		1,916,387	

Restricted Stock

In the first quarter of 2006, we started granting restricted stock to certain key executives. This restricted stock program is a performance based plan that awards shares of common stock of the Company at the end of a three-year measurement period. Awards associated with this program cliff vest at the end of the three-year period and eligible participants can be awarded shares ranging from 0% to 200% of the original award amount, based on defined performance measures associated with earnings per share.

We recognize compensation expense on these awards ratably over the vesting period. The fair value of the award is determined based on the market value of the underlying stock price at the grant date. The amount of compensation expense recognized over the vesting period will be based on our projections of the performance of earnings per share over the requisite service period and, ultimately, how that performance compares to the defined performance measure. If, at any point during the vesting period, we conclude that the ultimate result of this measure will change from that originally projected, we will adjust the compensation expense accordingly and recognize the difference ratably over the remaining vesting period.

A summary of activity under the restricted stock plans for the fiscal years ended 2008, 2007 and 2006 is presented below:

	2008	2007	2006
Non-vested shares outstanding at beginning of year	44,800	24,300	-
Awards granted	34,150	20,500	24,300
Non-vested shares outstanding at year-end	78,950	44,800	24,300

We recognized $0.6 million of compensation expense related to restricted stock awards in each of the years ended December 31, 2008 and December 30, 2007, respectively. The 2008 expense represents a projected payout of 155% of the award granted in 2006 and 19% of the award granted in 2008. The expense in 2007 represents a projected payout of 160% of the award granted in 2006 and 0% for the awards granted in 2007.

As of December 31, 2008, there was $0.3 million of total unrecognized compensation cost related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.4 years.

Employee Stock Purchase Plan

We have an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of our common stock at 85% of the fair market value. The ESPP has two six-month offering periods per year, the first beginning in January and ending in June and the second beginning in July and ending in December. The ESPP contains a look-back feature that allows the employee to acquire stock at a 15% discount from the underlying market price at the beginning or end of the respective period, whichever is lower. Under SFAS 123R, we recognize compensation expense on this plan ratably over the offering period based on the fair value of the anticipated number of shares that will be issued at the end of each respective period. Compensation expense is adjusted at the end of each offering period for the actual number of shares issued. Fair value is determined based on two factors: (i) the 15% discount amount on the underlying stock's market value on the first day of the respective plan period, and (ii) the fair value of the look-back feature determined by using the Black-Scholes model. We recognized approximately $0.5 million of compensation expense associated with the plan in each of the years ended December 31, 2008 and December 30, 2007.

Common Stock Repurchase Plan

There were no common stock repurchases in 2006, and in October 2006 the then-existing program expired with authorization to repurchase approximately $21.4 million of common stock remaining. On February 15, 2007, our Board of Directors approved a new buyback program, under which we were authorized to repurchase up to an aggregate of $50 million in market value of common stock over a twelve-month period. During 2007, we repurchased a total of 810,380 shares of common stock, for a total of $35.5 million. On February 15, 2008, our Board of Directors approved a new buyback program, under which we are authorized to repurchase up to an aggregate of $30 million in market value of common stock over a twelve-month period. Through the three months ended March 30, 2008 we had repurchased 906,834 shares of common stock, for $30.0 million, which completed this buyback program.

NOTE 12

Commitments and Contingencies

Leases

Our principal noncancellable operating lease obligations are for building space and vehicles. The leases generally provide that we pay maintenance costs. The lease periods range from one to five years and include purchase or renewal provisions. We also have leases that are cancellable with minimal notice. Leases are accounted for under SFAS 13, *Accounting for Leases*. Lease expense was $1.5 million in 2008, $1.9 million in 2007, and $1.5 million in 2006.

Future minimum lease payments under noncancellable operating leases at December 31, 2008, aggregated, are $2.7 million. Of this amount, annual minimum payments are $1.3 million, $0.9 million, $0.4 million, and $0.1 million for years 2009 through 2012, respectively.

Environmental Activities and General Litigation

We are currently engaged in the following environmental and legal proceedings:

Environmental Remediation in Manchester, Connecticut

In the fourth quarter of 2002, we sold our Moldable Composites Division located in Manchester, Connecticut to Vyncolit North America, Inc., at the time a subsidiary of the Perstorp Group, located in Sweden. Subsequent to the divestiture, certain environmental matters were discovered at the Manchester location and we determined that, under the terms of the arrangement, we would be responsible for estimated remediation costs of approximately $0.5 million. We recorded a reserve for this amount in 2002 in accordance with SFAS No. 5, *Accounting for Contingencies* (SFAS 5). The Connecticut Department of Environmental Protection (CT DEP) accepted our Remedial Action Plan in February 2005. We completed the remediation activities in December 2005 and started post-remediation groundwater monitoring in 2006. The cost of the remediation approximated the reserve originally recorded in 2002. We have completed all of the required groundwater monitoring with favorable results. As of the end of the third quarter, this site was remediated in accordance with the Connecticut Remediation Standard.

Superfund Sites

We are currently involved as a potentially responsible party (PRP) in three active cases involving waste disposal sites. In certain cases, these proceedings are at a stage where it is still not possible to estimate the ultimate cost of remediation, the timing and extent of remedial action that may be required by governmental authorities, and the amount of our liability, if any, alone or in relation to that of any other PRP's. However, the costs incurred since inception for these claims have been immaterial and have been primarily covered by insurance policies, for both legal and remediation costs. In one particular case, we have been assessed a cost sharing percentage of approximately 2% in relation to the range for estimated total cleanup costs of $17 million to $24 million. We believe we have sufficient insurance coverage to fully cover this liability and have recorded a liability and related insurance receivable of approximately $0.4 million as of December 31, 2008, which approximates our share of the low end of the range. During the third quarter of 2008, we settled a fourth superfund case when we reached agreement with the CT DEP as a de minimis party and agreed to pay approximately $0.1 million to settle our portion of the claim and release us from further involvement with the site.

In all our superfund cases, we believe we are a de minimis participant and have only been allocated an insignificant percentage of the total PRP cost sharing responsibility. Based on facts presently known to us, we believe that the potential for the final results of these cases having a material adverse effect on our results of operations, financial position or cash flows is remote. These cases have been ongoing for many years and we believe that they will continue on for the indefinite future. No time frame for completion can be estimated at the present time.

PCB Contamination

We have been working with the CT DEP and the United States Environmental Protection Agency (EPA) Region I in connection with certain polychlorinated biphenyl (PCB) contamination in the soil beneath a section of cement flooring at our Woodstock, Connecticut facility. We completed clean-up efforts in 2000 in accordance with a previously agreed upon remediation plan. To address the small amount of residual contamination at the site, we proposed a plan of Monitored Natural Attenuation, which was subsequently rejected by the CT DEP. The CT DEP has additionally rejected two revised plans that were submitted. We are continuing to work with the CT DEP to resolve this issue.

Since inception, we have spent approximately $2.5 million in remediation and monitoring costs related to the site. We cannot estimate the probability or range of any potential future remediation costs at this site based on facts and circumstances known to us at the present time.

Asbestos Litigation

A significant number of asbestos-related product liability claims have been brought against numerous United States industrial companies where the third-party plaintiffs allege personal injury from exposure to asbestos-containing products. We have been named, along with hundreds of other companies, as a defendant in some of these claims. In virtually all of these claims filed against us, the plaintiffs are seeking unspecified damages, or, if an amount is specified, it merely represents jurisdictional amounts. Even in those situations where specific damages are alleged, the claims frequently seek the same amount of damages, irrespective of the disease or injury. Plaintiffs' lawyers often sue dozens or even hundreds of defendants in individual lawsuits on behalf of hundreds or even thousands of claimants. As a result, even when specific damages are alleged with respect to a specific disease or injury, those damages are not expressly identified as to us.

We did not mine, mill, manufacture or market asbestos; rather, we made some limited products, which contained encapsulated asbestos. Such products were provided to industrial users. We stopped manufacturing these products in the late 1980s.

• **CLAIMS**

We have been named in asbestos litigation primarily in Illinois, Pennsylvania and Mississippi. As of December 31, 2008, there were approximately 163 pending claims compared to approximately 175 pending claims at December 30, 2007. The number of open claims during a particular time can fluctuate significantly from period to period depending on how successful we have been in getting these cases dismissed or settled. Some jurisdictions prohibit specifying alleged damages in personal injury tort cases such as these, other than a minimum jurisdictional amount which may be required for such reasons as allowing the case to be litigated in a jury trial (which the plaintiffs believe will be more favorable to them than if heard only before a judge) or allowing the case to be litigated in federal court. This is in contrast to commercial litigation, in which specific alleged damage claims are often permitted. The prohibition on specifying alleged damage sometimes applies not only to the suit when filed but also during the trial – in some jurisdictions the plaintiff is not actually permitted to specify to the jury during the course of the trial the amount of alleged damages the plaintiff is claiming. Further, in those jurisdictions in which plaintiffs are permitted to claim specific alleged damages, many plaintiffs nonetheless still choose not to do so. In those cases in which plaintiffs are permitted to and do choose to assert specific dollar amounts in their complaints, we believe the amounts claimed are typically not meaningful as an indicator of a company's potential liability. This is because (1) the amounts claimed may bear no relation to the level of the plaintiff's injury and are often used as part of the plaintiff's litigation strategy, (2) the complaints typically assert claims against numerous defendants, and often the alleged damages are not allocated against specific defendants, but rather the broad claim is made against all of the defendants as a group, making it impossible for a particular defendant to quantify the alleged damages that are being specifically claimed against it and therefore its potential liability, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and ultimately are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the approximately 163 claims pending as of December 31, 2008, 55 claims do not specify the amount of damages sought, 104 claims cite jurisdictional amounts, and only four (4) claims (or approximately 2.5% of the pending claims) specify the amount of damages sought not based on jurisdictional requirements. Of these four (4) claims, one (1) claim alleges compensatory and punitive damages of $20,000,000; one (1) claim alleges compensatory and punitive damages of $1,000,000, and an unspecified amount of exemplary damages, interest and costs; and two (2) claims allege compensatory damages of $65,000,000 and punitive damages of $60,000,000. These four (4) claims name between nine (9) and seventy-six (76) defendants. However, for the reasons cited above, we do not believe that this data allows for an accurate assessment of the relation that the amount of alleged damages claimed might bear to the ultimate disposition of these cases.

The rate at which plaintiffs filed asbestos-related suits against us increased in 2001, 2002, 2003 and 2004 because of increased activity on the part of plaintiffs to identify those companies that sold asbestos containing products, but which did not directly mine, mill or market asbestos. A significant increase in the volume of asbestos-related bodily injury cases arose in Mississippi in 2002. This increase in the volume of claims in Mississippi was apparently due to the passage of tort reform legislation (applicable to asbestos-related injuries), which became effective on September 1, 2003 and which resulted in a higher than average number of claims being filed in Mississippi by plaintiffs seeking to ensure their claims would be governed by the law in effect prior to the passage of tort reform. The number of asbestos-related suits filed against us declined in 2006, increased slightly in 2007, and declined again in 2008.

• **DEFENSES**

In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of exposure to our asbestos-containing products. We continue to believe that a majority of the claimants in pending cases will not be able to demonstrate exposure or loss. This belief is based in large part on two factors: the limited number of asbestos-related products manufactured and sold by us and the fact that the asbestos was encapsulated in such products. In addition, even at sites where the presence of an alleged injured party can be verified during the same period those products were used, our liability cannot be presumed because even if an individual contracted an asbestos-related disease, not everyone who was employed at a site was exposed to the asbestos-containing products that we manufactured. Based on these and other factors, we have and will continue to vigorously defend ourselves in asbestos-related matters.

• **DISMISSALS AND SETTLEMENTS**

Cases involving us typically name 50-300 defendants, although some cases have had as few as one and as many as 833 defendants. We have obtained dismissals of many of these claims. For the year ended December 31, 2008, we were able to have approximately 83 claims dismissed and settled 4 claims. For the year ended December 30, 2007, approximately 59 claims were dismissed and 12 were settled. The majority of costs have been paid by our insurance carriers, including the costs associated with the small number of cases that have been settled. Such settlements totaled approximately $1.5 million in 2008, compared to approximately $2.0 million for the full year 2007. Although these figures provide some insight into our experience with asbestos litigation, no guarantee can be made as to the dismissal and settlement rate that we will experience in the future.

Settlements are made without any admission of liability. Settlement amounts may vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature and extent of the disease alleged and the associated medical evidence, the age and occupation of the claimant, the existence or absence of other possible causes of the alleged illness of the alleged injured party and the availability of legal defenses, as well as whether the action is brought alone or as part of a group of claimants. To date, we have been successful in obtaining dismissals for many of the claims and have settled only a limited number. The majority of settled claims were settled for immaterial amounts, and the majority of such costs have been paid by our insurance carriers. In addition, to date, we have not been required to pay any punitive damage awards.

• **POTENTIAL LIABILITY**

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to have a formal analysis performed to determine our potential future liability and related insurance coverage for asbestos-related matters. This determination was made based on several factors, including the growing number of asbestos-related claims at the time and the related settlement history. As a result, National Economic Research Associates, Inc. (NERA), a consulting firm with expertise in the field of evaluating mass tort litigation asbestos bodily-injury claims, was engaged to assist us in projecting our future asbestos-related liabilities and defense costs with regard to pending claims and future unasserted claims. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, our limited claims history and consultations with NERA, we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., our indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

• **INSURANCE COVERAGE**

Our applicable insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. Following the initiation of asbestos litigation, an effort was made to identify all of our primary and excess insurance carriers that provided applicable coverage beginning in the 1950s through the mid-1980s. There appear to be three such primary carriers, all of which were put on notice of the litigation. In late 2004, Marsh Risk Consulting (Marsh), a consulting firm with expertise in the field of evaluating insurance coverage and the likelihood of recovery for asbestos-related claims, was engaged to work with us to project our insurance coverage for asbestos-related claims. Marsh's conclusions were based primarily on a review of our coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, analysis of applicable deductibles, retentions and policy limits, the experience of NERA and a review of NERA's reports.

• **COST SHARING AGREEMENT**

To date, our primary insurance carriers have provided for substantially all of the settlement and defense costs associated with our asbestos-related claims. However, as claims continued, we determined, along with our primary insurance carriers, that it would be appropriate to enter into a cost sharing agreement to clearly define the cost sharing relationship among such carriers and ourselves. A definitive cost sharing agreement was finalized on September 28, 2006. Under the definitive agreement, the primary insurance carriers will continue to pay essentially all resolution and defense costs associated with these claims until the coverage is exhausted.

• **IMPACT ON FINANCIAL STATEMENTS**

Given the inherent uncertainty in making future projections, we have had the projections of current and future asbestos claims periodically re-examined, and we will have them updated if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh's models, and other relevant factors, such as changes in the tort system and our success in resolving claims. Based on the assumptions employed by and the report prepared by NERA and other variables, NERA and Marsh updated their respective analyses for year-end 2007 and the estimated liability and estimated insurance recovery, for the five-year period through 2012, is $23.6 and $23.5 million, respectively. NERA and Marsh updated their respective analyses for 2008 and the estimated liability and estimated insurance recovery, for the five-year period through 2013, is $24.3 and $24.0 million, respectively.

The amounts that we have recorded for the asbestos-related liability and the related insurance receivables described above were based on currently known facts and a number of assumptions. Projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of such claims, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual liability and insurance recoveries for us to be higher or lower than those projected or recorded.

There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but such excess amounts cannot be estimated at this time. We will continue to vigorously defend ourselves and believe we have substantial unutilized insurance coverage to mitigate future costs related to this matter.

Other Environmental and General Litigation Matters

- In 2005, we began to market our manufacturing facility in Windham, Connecticut to find potential interested buyers. This facility was formerly the location of the manufacturing operations of our elastomer component and float businesses prior to the relocation of these businesses to Suzhou, China in the fall of 2004. As part of our due diligence in preparing the site for sale, we determined that there were several environmental issues at the site and, although under no legal obligation to voluntarily remediate the site, we believed that remediation procedures would have to be performed in order to successfully sell the property. Therefore, we obtained an independent third-party assessment on the site, which determined that the potential remediation cost range would be approximately $0.4 million to $1.0 million. In accordance with SFAS 5, we determined that the potential remediation would most likely approximate the mid-point of this range and recorded a $0.7 million charge in the fourth quarter of 2005. During the third quarter of 2008, the remediation for this site was completed. Due to the remediation not being as extensive as originally estimated, we reduced the accrual by approximately $0.5 million and paid approximately $0.2 million in costs associated with the remediation work. The costs remaining to be paid related to this site are minimal.
- On May 16, 2007, CalAmp Corp. (CalAmp) filed a lawsuit against us for unspecified damages. During the second quarter of 2008, CalAmp responded to discovery requests in the litigation and stated that their current estimated total damages were $82.9 million. In the lawsuit, which was filed in the United States District Court, Central District of California, CalAmp alleged performance issues with certain printed circuit board laminate materials we had provided for use in certain of their products. In the first quarter of 2009 this lawsuit was settled for $9.0 million. Both parties acknowledged that Rogers admitted no wrongdoing or liability for any claim made by CalAmp. We agreed to settle this litigation solely to avoid the time, expense and inconvenience of continued litigation. Under the settlement reached through mediation mandated by the U.S. District Court for the Central District of California, we paid CalAmp $9.0 million in January 2009. We had accrued $0.9 million related to this lawsuit in 2007 and recorded an additional $8.1 million in the fourth quarter of 2008 (recorded in "Other current liabilities" in the Consolidated Financial Statements in Item 8 of this Form 10-K). Legal and other costs related to this lawsuit were approximately $1.8 million in 2008. In January 2009, subsequent to the settlement with CalAmp, we reached an agreement with our primary insurance carrier to recover costs associated with a portion of the settlement ($1.0 million) as well as certain legal fees and other defense costs associated with the lawsuit (approximately $1.0 million). As of December 31, 2008 we had a receivable for $1.2 million for amounts remaining to be collected from this carrier. On February 6, 2009, we also filed suit in the U.S. District Court for the District of Massachusetts against Fireman's Fund Insurance Company, an excess insurance carrier, seeking to collect the remaining $8.0 million of the settlement amount. At this time, we cannot determine the probability of recovery in this matter and, consequently, have not recorded this amount as a receivable.

In addition to the above issues, the nature and scope of our business bring us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse impact on our results of operations, financial position, or cash flows.

NOTE 13

Business Segment and Geographic Information

As of December 31, 2008, we have identified nine operating segments and have aggregated those segments into four reportable segments as follows: Printed Circuit Materials, High Performance Foams, Custom Electrical Components, and Other Polymer Products. The following is a description of each reportable segment.

PRINTED CIRCUIT MATERIALS: This reportable segment is comprised of one operating segment and two joint ventures that produce laminate materials, which are primarily fabricated by others into circuits and used in electronic equipment for transmitting, receiving, and controlling electrical signals. These products tend to be proprietary materials that provide highly specialized electrical and mechanical properties to meet the demands imposed by increasing speed, complexity, and power in analog, digital, and microwave equipment. These materials are fabricated, coated and/or customized as necessary to meet customer demands and are sold worldwide.

HIGH PERFORMANCE FOAMS: This reportable segment consists of two operating segments and two joint ventures that manufacture products consisting primarily of high-performance urethane and silicone foams. These foams are designed to perform to predetermined specifications where combinations of properties are needed to satisfy rigorous mechanical and environmental requirements. These materials are sold primarily though fabricators and original equipment manufacturers on a worldwide basis.

CUSTOM ELECTRICAL COMPONENTS: This reportable segment is comprised of two operating segments that include electroluminescent lamps, inverters and power distribution components. These products are custom designed electronic components tailored to the specific need of each of a wide range of applications and sold primarily to electronic subsystem assemblers and original equipment manufacturers primarily in the ground transportation and telecommunication markets on a worldwide basis.

OTHER POLYMER PRODUCTS: This reportable segment consists of four operating segments that produce the following products: elastomer component products, which include floats for fill level sensing in fuel tanks, motors and storage tanks and elastomer rollers and belts for document handling in copiers, computer printers, mail sorting machines, and automated teller machines; nonwoven composite materials that are manufactured for medical padding, industrial prefiltration applications, and consumable supplies in the lithographic printing industry; thermal management products and flexible circuit materials manufactured by our joint venture, RCCT, and resold by us, which are primarily used for portable communications device applications.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on many factors including sales, sales trends, margins and operating performance.

Inter-company transactions, which are generally priced with reference to costs or prevailing market prices, have been eliminated from the data reported in the following tables.

Reportable Segment Information

(Dollars in thousands)	Printed Circuit Materials	High Performance Foams	Custom Electrical Components	Other Polymer Products	Total
2008					
Net sales	**$ 123,215**	**$ 119,462**	**$ 92,574**	**$ 30,111**	**$ 365,362**
Operating income (loss)	**(2,990)**	**20,553**	**(137)**	**(7,563)**	**9,863**
Total assets	**165,592**	**188,310**	**84,787**	**36,744**	**475,433**
Capital expenditures	**12,161**	**3,897**	**3,753**	**1,193**	**21,004**
Depreciation	**3,059**	**2,823**	**10,498**	**2,017**	**18,397**
Equity income in unconsolidated joint ventures	**157**	**6,079**	**–**	**–**	**6,236**
2007					
Net sales	$ 143,820	$ 110,592	$ 135,142	$ 23,144	$ 412,698
Operating income (loss)	1,214	20,037	(4,068)	(5,411)	11,772
Total assets	186,496	119,442	125,395	31,660	462,993
Capital expenditures	15,463	6,057	5,943	3,422	30,885
Depreciation	5,247	3,623	14,179	1,247	24,296
Equity income in unconsolidated joint ventures	250	7,836	–	–	8,086
2006					
Net sales	$ 153,552	$ 103,207	$ 149,364	$ 24,243	$ 430,366
Operating income (loss)	13,295	21,817	14,744	3,138	52,994
Total assets	210,121	117,688	114,526	26,774	469,109
Capital expenditures	5,188	4,481	10,673	297	20,639
Depreciation	3,993	3,357	11,375	(449)	18,276
Equity income in unconsolidated joint ventures	2,396	6,167	–	–	8,563

Information relating to our operations by geographic area is as follows:

	Net Sales (1)			Long-lived Assets (2)	
(Dollars in thousands)	**2008**	2007	2006	**2008**	2007
United States	**$ 102,649**	$ 119,979	$ 121,072	**$ 69,772**	$ 69,879
Asia	**174,903**	197,167	226,431	**34,327**	50,574
Europe	**73,501**	73,731	70,166	**50,757**	34,098
Other	**14,309**	21,821	12,697	**–**	–
Total	**$ 365,362**	$ 412,698	$ 430,366	**$ 154,856**	$ 154,551

(1) Net sales are attributed to countries based on the location of the customer.

(2) Long-lived assets are based on the location of the asset and include goodwill and other intangibles and property, plant and equipment.

NOTE 14

Restructuring / Impairment Charges

The following table summarizes the restructuring and impairment charges (recoveries) recorded in income from continuing operations for each of the fiscal years in the three-year period ended December 31, 2008:

(Dollars in thousands)	**2008**	2007	2006
Inventory charges [1]			
Printed Circuit Materials	**$ –**	$ 2,500	$ –
Custom Electrical Components	**–**	4,262	–
	–	6,762	–
Inventory recoveries [1]			
Printed Circuit Materials	**(1,015)**	(1,278)	–
Custom Electrical Components	**(2,742)**	(971)	–
	(3,757)	(2,249)	–
Property, plant and equipment charges [1]			
Printed Circuit Materials	**77**	630	–
Custom Electrical Components	**100**	2,500	–
	177	3,130	–
Prepaid license charges [2]			
Custom Electrical Components	**335**	1,843	–
	335	1,843	–
Goodwill impairment [3]			
Other Polymer Materials	**–**	525	–
	–	525	–
Severance [3]	**–**	3,013	–
Total charges (benefit)	**$ (3,245)**	$ 13,024	$ –

(1) These amounts are included in cost of sales on our condensed consolidated statements of income with the exception of $0.5 million in the Custom Electrical Components reportable segment in 2007 which is recorded in selling and administrative expenses on our condensed consolidated statements of income.

(2) These amounts are included in selling and administrative expenses on our condensed consolidated statements of income.

(3) These amounts are included in restructuring and impairment charges on our condensed consolidated statements of income.

Durel

In 2007, we recorded a non-cash pre-tax charge of $9.4 million related to our Durel operating segment, which is aggregated into our Custom Electrical Components reportable segment. This charge included a $7.6 million restructuring charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the Durel business and a $1.8 million charge related to the accelerated expense recognition of a prepaid license associated with a certain flexible electroluminescent (EL) lamp product. These charges were partially offset by the sale of approximately $1.0 million of inventory previously reserved for in the second quarter of 2007. These charges resulted from a significant change in the current outlook for existing and future EL lamp programs during the second quarter of 2007 based on information related to certain program terminations from our most significant customer of EL lamps in the portable communications market. As a result of this change in business conditions, all remaining production of EL lamps for the portable communications market that was located at Durel's manufacturing facility in Arizona was shifted to China by the end of the second quarter of 2007. As of year end 2008, substantially all EL production, including lamps for the automotive industry, shifted to our China facility. The significant change in the outlook of EL programs and the planned shift in EL production to China was an indicator of impairment that triggered an impairment analysis on the long-lived assets of the Durel business in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). The impairment analysis, which was completed as part of the second quarter of 2007 closing process with the assistance of an independent third-party appraisal firm, led us to conclude that no impairment charge associated with the Durel long-lived assets was necessary. As such, in accordance with SFAS 144, we determined that it was appropriate to reduce the estimated useful lives of EL lamp related equipment in Durel's US manufacturing facility. In addition, the reduced forecast of EL lamp sales, specifically related to flexible EL lamps for the portable communications market, caused us to accelerate the expense recognition of a prepaid license associated with flexible EL lamps based on the current forecasted revenues. We incurred charges of approximately $0.4 million in 2008 related to these restructuring activities and sold approximately $2.7 million of previously reserved inventory.

Flexible Circuit Materials

In 2007, we recorded a non-cash pre-tax charge of $3.1 million related to our flexible circuit materials operating segment, which was aggregated into our Printed Circuit Materials reportable segment. This charge was related to the write down of inventory and accelerated depreciation on machinery and equipment related to the flexible circuit material business and was partially offset by the sale of approximately $1.3 million of inventory previously reserved for in the second quarter of 2007. Flexible circuit materials, which are used in a variety of consumer electronic products, have become a commodity product with increased global competition and pricing pressure driven by excess capacity. This commoditization has caused the operating results of the flexible circuit materials business to significantly decline in recent periods, which resulted in our revaluation of the strategic future viability of this business. We determined that these market factors were an indicator of impairment that triggered an analysis of the long-lived assets related to the flexible circuit materials business in accordance with SFAS 144. The impairment analysis, which was completed as part of the second quarter of 2007 closing process with the assistance of an independent third-party appraisal firm, concluded that no impairment charge associated with the flexible circuit materials long-lived assets was necessary. As such, in accordance with SFAS 144, we determined that it was appropriate to reduce the estimated useful lives of the equipment related to the flexible circuit materials operating segment. We also determined, based on business conditions at that time that certain inventories associated with this business would not be saleable, and we reserved for these inventories accordingly. We incurred minimal charges in 2008 related to these restructuring activities and sold approximately $1.0 million of previously reserved inventory.

Composite Materials

In 2007, we recorded a non-cash pre-tax charge of $0.5 million related to the impairment of the goodwill associated with the composite materials operating segment, which is aggregated into our Other Polymer Products reportable segment. The operating results of the composite materials business have gradually declined over the past few years. During the second quarter of 2007, a government program, which was material to the sales and earnings of the composite materials business, expired. We determined that the loss of this program, which we had previously thought would be replaced with new business, was an indicator of impairment due to the significance of the program on the long-term revenues of this business. Consequently, we performed an impairment analysis on the composite materials operating segment under SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). The impairment analysis, which was completed as part of the second quarter of 2007 closing process with the assistance of an independent third-party appraisal firm, resulted in us recording an impairment charge of $0.5 million related to the goodwill associated with this business. The analysis did not result in the impairment of any of the business' other long-lived assets. No additional charges related to the impairment of the goodwill associated with the composite materials operating segment were recorded during the remainder of 2007.

Severance

In 2007, as part of the restructuring activities previously discussed, we took a number of actions to reduce costs, including a company-wide headcount reduction. In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and SFAS No. 112, *Employers' Accounting for Postemployment Benefits*, we recorded $3.0 million of severance charges in 2007. In addition, we made severance payments of $1.3 million in 2007.

A summary of the activity in the accrual for severance is as follows:

(Dollars in thousands)

Balance at December 31, 2006	$ -
Provisions	3,013
Payments	(1,289)
Other Adjustments	(152)
Balance at December 30, 2007	1,572
Payments	(1,572)
Balance at December 31, 2008	$ -

NOTE 15

Discontinued Operations

On October 31, 2008, we closed on an agreement to sell the shares of our Induflex subsidiary to an affiliate of BV Capital Partners. Under the terms of the agreement, Rogers received approximately 10.7 million euros (US$13.6 million at the October 31, 2008 spot price), which represents the purchase price of approximately 8.9 million euros plus other amounts due under the agreement. In addition to this purchase price, there is an opportunity for Rogers to receive additional earnout amounts over the next three years based on the future performance of the divested business.

This subsidiary had been aggregated in our Other Polymer Products reportable segment. Net income of $1.7 million, $1.2 million and net loss of $4.3 million, all net of tax, have been reflected as discontinued operations in the accompanying consolidated statements of income for the years ended December 31, 2008, December 30, 2007 and December 31, 2006, respectively. The net gain reflected as discontinued operations at December 31, 2008 includes a $3.2 million gain related to the sale of Induflex, which includes $1.1 million transferred from cumulative translation adjustment to net income. Net sales associated with the discontinued operations were $16.7 million, $18.7 million and $15.4 million for the years ended December 31, 2008, December 30, 2007 and December 31, 2006, respectively. The tax related to the discontinued operations was $0.2 million, $0.4 million and $0.2 million of tax expense for December 31, 2008, December 30, 2007 and December 31, 2006, respectively.

On July 27, 2007, we completed the closure of the operations of the polyolefin foams operating segment, which had been aggregated in our Other Polymer Products reportable segment. Net income of $0.3 million and net losses of $4.4 million and $17.3 million, have been reflected as discontinued operations in the accompanying consolidated statements of income for the years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively. Net sales associated with the discontinued operations were $1.9 million, $8.8 million and $7.4 million for the years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively. The tax related to the discontinued operations was $0.2 million of tax expense for December 30, 2007 and $2.7 million and $10.6 million of tax benefit for December 31, 2006 and January 1, 2006, respectively.

Previously, in 2005, we recorded a non-cash pre-tax charge of $22.0 million, which has been included in the loss from discontinued operations shown for the year in our condensed consolidated statements of income, related to the polyolefin foams operating segment. This charge included a $20.4 million impairment charge on certain long-lived assets and $1.6 million in charges related to the write down of inventory and receivables related to the polyolefin foam business. These charges were the result of the cumulative events that occurred since the purchase of the polyolefin foam business in the beginning of fiscal year 2002. At that time, we acquired certain assets of the polyolefin foam business, including intellectual property rights, inventory, machinery and equipment, and customer lists from Cellect LLC. We migrated the manufacturing process to our Carol Stream, Illinois facility, which we completed at the end of the third quarter of 2004. This migration included the development of new process technology and the purchase of custom machinery, which we believed at the time would allow us to gain efficiencies in the manufacturing process and improvements in product quality. After completing this transition, we focused on realizing these previously anticipated efficiencies and improvements, but encountered a variety of business issues, including changing customer requirements in the polyolefin marketplace, a significant increase in raw material costs, and other quality and delivery issues. In light of these circumstances, we commenced a study in the first quarter of 2005 to update our market understanding and assess the long-term viability of the polyolefin foam business. This study was completed in the second quarter of 2005 and confirmed that the business environment surrounding the polyolefin foam business had changed from the time of our initial purchase in 2002, which caused us to revisit our business plan for the polyolefin foam business. At that time, the polyolefin foam business was experiencing significant operating losses and, during the second quarter of 2005, we concluded that under the existing circumstances it would be very difficult and cost prohibitive to produce the current polyolefin products on a profitable basis and decided to scale back on the business by shedding unprofitable customers and concentrating on developing new, more profitable polyolefin products. This conclusion led to the performance of an impairment analysis that was conducted in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144) and SFAS 142 and resulted in the $22.0 million charge recorded in 2005.

Subsequently, we worked to improve the operating performance and cash flows of the newly restructured business. We shed the most unprofitable product lines, which resulted in the retention of only one significant customer. In order to achieve acceptable profitability levels, we negotiated a prospective arrangement with this customer, which included a significant pricing increase and preferred supplier status for this particular product. This agreement would be effective for a one-year period beginning in January 2006. However, given the apparent mutually beneficial relationship with this customer at that time, we believed that this arrangement would be sustained for a longer period of time, which would generate sufficient cash flows to allow further growth in this business. In particular, we believed that the related polyolefin products being purchased by this customer had a distinct technological advantage in the marketplace. At the end of 2005, the long-term projections associated with this business were based on the newly negotiated contract, the assumption that this contract would be renewed at the end of 2006, and the organic growth we had experienced with this customer since the acquisition of the business, which we believed would continue in the future. The anticipated improvements in the business were further validated by the significant improvements in operating results and cash flows in the second half of 2005 as compared to the first half of the year and the further improvement achieved in the first half of 2006. Overall, these projections supported the recoverability of the residual asset base of the polyolefin foam business and we determined that no additional impairment charges were necessary at the end of 2005.

In the second quarter of 2006, however, this customer approached us with a demand to significantly reduce the pricing of our products, as well as to reduce volume levels of purchases from us. Although this demand was not prohibited under the terms of the existing supply agreement, compliance would have resulted in immediate and significant reductions in profitability levels that were inconsistent with previous projections. This led us to begin negotiations on a new contract that would be effective after the existing contract expired at the end of 2006. We believed that, even under the most favorable outcome, the results of this negotiation would have a significant negative impact on the long-term outlook of our polyolefin foam business as the business would be impacted by both lower product pricing and lower volume levels, resulting in lower long-term revenues and operating margins. We concluded that this pending contract and change in the business relationship with this customer was an indicator of impairment that triggered an impairment analysis on the remaining assets of the polyolefin foam business under SFAS 144 and SFAS 142. The impairment analysis, which was completed as part of the second quarter 2006 closing process with the assistance of an independent third-party appraisal firm, resulted in us recording an impairment charge of $6.3 million in 2006 related to the goodwill associated with this business. This $6.3 million charge is included in the loss from discontinued operations shown for 2006 in our condensed consolidated statements of income.

Additionally, in the second quarter of 2006, a former customer of our polyolefin foam business filed suit against us for a multitude of alleged improprieties, including breach of contract, although we were not formally served in this lawsuit. In the third quarter of 2007, we reached a final settlement agreement with this former customer that included the transfer of ownership of substantially all the remaining assets of the polyolefin foam business, as well as the payment of approximately $1.9 million to this customer, which had been previously accrued. As a result of this agreement, we no longer participate in the polyolefin foam marketplace. Subsequently, in the third quarter of 2007, we ceased operations of the polyolefin foams operating segment.

NOTE 16

Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal 2008 and 2007.

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except per share amounts)	March 30, 2008	June 29, 2008	September 28, 2008	December 31, 2008
Net sales	$ 98,039	$ 92,432	$ 96,317	$ 78,574
Cost of sales	66,489	62,133	65,771	57,006
Gross Margin	31,550	30,299	30,546	21,568
Net income from continuing operations	7,802	6,501	7,107	207
Income from discontinued operations, net of tax	18	395	838	3,647
Net income	$ 7,820	$ 6,896	$ 7,945	$ 3,854
Basic net income per share:				
Income from continuing operations	$ 0.48	$ 0.42	$ 0.46	$ 0.01
Income from discontinued operations, net	–	0.03	0.05	0.23
Net income	$ 0.48	$ 0.45	$ 0.51	$ 0.24
Diluted net income per share:				
Income from continuing operations	$ 0.48	$ 0.41	$ 0.45	$ 0.01
Income from discontinued operations, net	–	0.03	0.05	0.23
Net income	$ 0.48	$ 0.44	$ 0.50	$ 0.24

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except per share amounts)	April 1, 2007	July 1, 2007	September 30, 2007	December 30, 2007
Net sales	$ 109,918	$ 93,084	$ 105,186	$ 104,510
Cost of sales	76,203	78,881	74,835	71,474
Gross Margin	33,715	14,203	30,351	33,036
Net income (loss) from continuing operations	9,057	(5,081)	8,567	8,082
Income (loss) from discontinued operations, net of tax	454	751	383	(89)
Net income (loss)	$ 9,511	$ (4,330)	$ 8,950	$ 7,993
Basic net income (loss) per share:				
Income (loss) from continuing operations	$ 0.54	$ (0.31)	$ 0.52	$ 0.49
Income (loss) from discontinued operations, net	0.03	0.05	0.02	(0.01)
Net income (loss)	$ 0.57	$ (0.26)	$ 0.54	$ 0.48
Diluted net income (loss) per share:				
Income (loss) from continuing operations	$ 0.52	$ (0.31)	$ 0.52	$ 0.49
Income (loss) from discontinued operations, net	0.03	0.05	0.02	(0.01)
Net income (loss)	$ 0.55	$ (0.26)	$ 0.54	$ 0.48

Schedule II

Rogers Corporation and Consolidated Subsidiaries

Valuation and Qualifying Accounts

(Dollars in thousands)	Balance at Beginning of Period	Charged to (Reduction of) Costs and Expenses	Taken Against Allowance	Other (Deductions) Recoveries	Balance at End of Period
Allowance for Doubtful Accounts					
December 31, 2008	$ 1,376	$ (57)	$ (173)	$ 25	$ 1,171
December 30, 2007	1,749	274	(659)	12	1,376
December 31, 2006	1,435	277	(7)	44	1,749

ITEM 9

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A

Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our disclosure controls and procedures, as defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (the 'Exchange Act"), as of December 31, 2008. The Company's disclosure controls and procedures are designed (i) to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008 in alerting management on a timely basis to information required to be included in the Company's submissions and filings under the Act.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management, Board of Directors and shareholders regarding the preparation and fair presentation of the Company's published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on the results of this assessment, management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, has also issued an audit report on the Company's internal control over financial reporting, which report appears below.

ROGERS CORPORATION

Rogers, Connecticut
February 25, 2009

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Rogers Corporation

We have audited Rogers Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Rogers Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rogers Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rogers Corporation as of December 31, 2008 and December 30, 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2008 of Rogers Corporation and our report dated February 20, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 20, 2009

ITEM 9B

Other Information

None.

PART III

ITEM 10

Directors, Executive Officers and Corporate Governance

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to the Directors, Executive Officers and Corporate Governance set forth under the captions "Nominees for Director", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Meetings; Certain Committees" in our definitive proxy statement for our 2009 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act. Information with respect to Executive Officers of the Company is presented in Part I, Item 1 of this report and is set forth in our Proxy Statement for our 2009 Annual Meeting of Shareholders that will be filed within 120 days after the close of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Code of Ethics

We have adopted a code of business conduct and ethics, which applies to all employees, officers and directors of Rogers. The code of business conduct and ethics is posted on our website at http://www.rogerscorp.com and is also available in print without charge to any shareholder who requests it by sending a request to Rogers Corporation, One Technology Drive, P. O. Box 188, Rogers, CT 06263-0188, Attn: Vice President and Secretary. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver of, a provision of the code of business conduct and ethics for the Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer (or others performing similar functions) by posting such information on our website. Our website is not incorporated into or a part of this Form 10-K.

ITEM 11

Executive Compensation

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Executive Compensation set forth under the captions "Directors' Compensation", "Meetings; Certain Committees", "Compensation Discussion and Analysis", "Compensation and Organization Committee Report" and "Executive Compensation" in our Proxy Statement for our 2009 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

ITEM 12

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Equity Compensation Plan Information set forth under the captions "Stock Ownership of Management", "Beneficial Ownership of More Than Five Percent of Rogers Stock", and "Equity Compensation Plan Information" in our Proxy Statement for our 2009 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

ITEM 13

Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Certain Relationships and Related Transactions and Director Independence as set forth under the captions "Related Person Transactions" and "Director Independence" in our Proxy Statement for our 2009 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

ITEM 14

Principal Accountant Fees and Services

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Accountant Fees set forth under the caption "Fees of Independent Registered Public Accounting Firm" in our Proxy Statement for our 2009 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

PART IV

ITEM 15

Exhibits, Financial Statement Schedules

(a) (1) and (2) Financial Statements and Schedules - See Item 8.

The following list of exhibits includes exhibits submitted with this Form 10-K as filed with the SEC and those incorporated by reference to other filings.

2	Stock Purchase Agreement, dated September 30, 2003, among 3M Company, 3M Innovative Properties Company, Durel Corporation and Registrant for the purchase of Durel Corporation was filed as Exhibit 2.1 to the Registrant's Form 8-K filed on October 15, 2003*.
3a	Restated Articles of Organization of Rogers Corporation, as amended, filed as Exhibit 3a to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.
3b	Amended and Restated Bylaws of Rogers Corporation, effective October 2, 2008, filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 7, 2008*.
4a	Certain Long-Term Debt Instruments, each representing indebtedness in an amount equal to less than 10 percent of the Registrant's total consolidated assets, have not been filed as exhibits to this Annual Report on Form 10-K. The Registrant hereby agrees to furnish these instruments with the Commission upon request.
4b	Shareholder Rights Agreement, dated as of February 22, 2007, between the Registrant and Registrar and Transfer Company, as Rights Agent, filed as Exhibit 4.1 to the Registrant's registration statement on form 8-A filed on February 23, 2007*.
10b	Description of the Company's Life Insurance Program**, filed as Exhibit K to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 1980*.
10c	Rogers Corporation 2004 Annual Incentive Compensation Plan** (2004), filed as Exhibit 10c to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*.
10d	Rogers Corporation 1988 Stock Option Plan** (as amended December 17, 1988, September 14, 1989, October 23, 1996, April 18, 2000, June 21, 2001, August 22, 2002, December 5, 2002 and October 27, 2006). The 1988 plan, the 1988 amendment, and the 1989 amendment were filed as Exhibit 10d to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 1995 (the 1994 Form 10-K)*. The 1996 amendment was filed as Exhibit 10d to the 1996 Form 10-K*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment and December 5, 2002 were filed as Exhibit 10d to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.
10e	The Amended and Restated Rogers Corporation 1990 Stock Option Plan** (amended on October 18, 1996, December 21, 1999, April 18, 2000, June 21, 2001, August 22, 2002, October 7, 2002, December 5, 2002 and October 27, 2006) was filed as Exhibit 99.1 to Registration Statement No. 333-14419 on Form S-8 dated October 18, 1996*. The December 21, 1999 amendment was filed as Exhibit 10e to the 1999 Form 10-K*. The October 7, 2002 amendment was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment and December 5, 2002 amendment was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.
10f	Rogers Corporation Deferred Compensation Plan** (1983) was filed as Exhibit O to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 1984*.
10g	Rogers Corporation Deferred Compensation Plan** (1986) was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the 1987 fiscal year*.
10h	The Amended and Restated Rogers Corporation 1994 Stock Compensation Plan**(amended on October 17, 1996, December 18, 1997, April 18, 2000, June 21, 2001, August 22, 2002, December 5, 2002 and October 27, 2006) was filed as Exhibit 10h to the 1996 Form 10-K*. The December 18, 1997 amendment was filed as Exhibit 10h to the 1997 Form 10-K*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment, and December 5, 2002 amendment were filed as Exhibit 10h to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.
10i	The Amended and Restated Rogers Corporation Voluntary Deferred Compensation Plan for Non-Employee Directors** was filed as Exhibit 10i to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2007*.
10j	The Amended and Restated Rogers Corporation Voluntary Deferred Compensation Plan for Key Employees** (amended and restated effective as of October 24, 2007 and amended on May 20, 2008) was filed as Exhibit 10j to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2007*. The May 20, 2008 amendment was filed as Exhibit 10j to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2008*.

10k Rogers Corporation Long-Term Enhancement Plan for Senior Executives of Rogers Corporation** (December 18, 1997, as amended April 4, 2000, October 7, 2002, and December 5, 2002). The April 4, 2000 amendment was file as Exhibit 10k to the 2000 Form 10-K*. The October 7, 2002 amendment was filed as Exhibit 10k to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The December 5, 2002 amendment was filed as Exhibit 10k to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*.

10l Rogers Corporation 1998 Stock Incentive Plan** (1998, as amended September 9, 1999, December 21, 1999, April 18, 2000, June 21, 2001, October 10, 2001, August 22, 2002, November 7, 2002, December 5, 2002, February 19, 2004, and October 27, 2006). The 1998 Plan was filed as Registration Statement No. 333-50901 on April 24, 1998*. The September 9, 1999 and December 21, 1999 amendments were filed as Exhibit 10l to the 1999 Form 10-K*. The October 10, 2001 and November 7, 2002 amendments were filed as Exhibit 10l to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 *. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment, December 5, 2002 amendment and February 19, 2004 amendment were filed as Exhibit 10l to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The April 28, 2005 amendment was filed as Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on May 2, 2005*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10m Multicurrency Revolving Credit Agreement (as amended September 7, 2001 and October 25, 2002) dated December 8, 2000 was filed as Exhibit 10m to the 2000 Form 10-K*. The September 7, 2001 and October 25, 2002 amendments were filed as Exhibit 10m-1 and Exhibit 10m-2, respectively to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*. A December 22, 2005 amendment was filed as Exhibit 10m-3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2006* and fourth amendment dated March 31, 2006 was filed as Exhibit 10m-4 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10n Rogers Corporation Executive Supplemental Agreement** (as amended April 29, 2004) for the Chairman of the Board and Chief Executive Officer, dated December 5, 2002, was filed as Exhibit 10n to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The April 29, 2004 amendment was filed as Exhibit 10n to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10o Rogers Corporation Amended and Restated Pension Plan** was filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 17, 2008*.

10p 2002 Financial Statements for the Company's former joint venture with 3M, Durel Corporation, were filed as Exhibit 99.3 to the Registrant's Annual Report on Form 10-K for the fiscal year-ended December 29, 2002*.

10q Unaudited Financial Statements for the nine-month period ended September 30, 2003 for the Company's former joint venture with 3M, Durel Corporation were filed as Exhibit 33b to the Registrant's Annual Report on Form 10-K for the fiscal year-ended December 28, 2003*.

10r Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10r-1 Amendment No. 1 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-1 to Registrant's Quarterly Report on Form 10-Q filed on May 9, 2005*.

10r-2 Amendment No. 2 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-2 to Registrant's Quarterly Report on Form 10-Q filed on August 10, 2005*.

10r-3 Amendment No. 3 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-3 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.

10r-4 Amendment No. 4 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2006*.

10r-5 Amendment No. 5 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-5 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10r-6 Amendment No. 6 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-6 to the Registrant's Quarterly Report on Form 10-Q filed November 20, 2006*.

10r-7 Amendment No. 7 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10r-8 Amendment No. 8 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-8 to the Registrant's Quarterly Report on Form 10-Q filed May 4, 2007*.

10r-9 Amendment No. 9 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2007 filed February 27, 2008*.

10r-10 Amendment No. 10 to Summary of Director and Executive Officer Compensation**, filed as Exhibit 10r-10 to the Registrant's Quarterly Report on Form 10-Q filed May 8, 2008*.

10s Form of 1991 Special Severance Agreement**, filed as Exhibit 10s to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10t Schedule of 1991 Special Severance Agreements**, filed as Exhibit 10t to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10u	Form of Indemnification Agreement for Officers**, filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K on December 14, 2004*.
10v	Schedule of Indemnification Agreements for Officers**, filed as Exhibit 10v-2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2007*.
10w	Form of Indemnification Agreement for Directors**, filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K on December 14, 2004*.
10x	Schedule of Indemnification Agreements for Directors**, filed as Exhibit 10x-2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2007*.
10y	Change in Control Severance Agreement**, dated March 3, 2004, by and between the Registrant and Robert C. Daigle, filed as Exhibit 10y to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.
10z	Change in Control Severance Agreement**, dated October 2, 1991, by and between the Registrant and Robert D. Wachob, filed as Exhibit 10z to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.
10aa	Change in Control Severance Agreement**, dated October 2, 1991, by and between the Company and Robert M. Soffer, filed as Exhibit 10aa to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.
10ab	Change in Control Severance Agreement**, dated March 3, 1996, by and between the Company and John A. Richie, filed as Exhibit 10ab to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.
10ac	Change in Control Severance Agreement**, dated March 3, 2004, by and between the Company and Paul B. Middleton, filed as Exhibit 10ac to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.
10ad	Guaranty to Multicurrency Revolving Credit Agreement by Rogers China, Inc., dated April 3, 2001, filed as Exhibit 10ad to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.
10ae	Guaranty to Multicurrency Revolving Credit Agreement by Rogers KF, Inc., dated February 18, 2004, filed as Exhibit 10ae to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.
10af	Officer Special Severance Agreement**, dated February 1, 2006, by and between the Registrant and Dennis M. Loughran, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 6, 2006*.
10ag	Revised Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.
10ag-1	Revised Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10ag-1 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.
10ah	Form of Non-Qualified Stock Option Agreement (For Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10.3 to the Registrant's registration statement on Form S-8 dated April 28, 2005, and filed on April 29, 2005)*.
10ah-1	Revised Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.
10ah-2	Revised Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10ah-2 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.
10ai	Revised Form of Restricted Stock Agreement under the 2005 Plan**, filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.
10aj	Rogers Corporation 2005 Equity Compensation Plan** (the "2005 Plan") filed as Exhibit 10.1 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*. First Amendment to the 2005 Plan, filed as Exhibit 10aj-1 to the Registrant's Quarterly Report on Form 10-Q filed November 10, 2006*. Second Amendment to the 2005 Plan, filed as Exhibit 10aj-2 to the Registrant's Quarterly Report on Form 10-Q filed November 10, 2006*. Third Amendment to the 2005 Plan filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 9, 2008*. Fourth Amendment to the 2005 Plan filed as Exhibit 10aj-9 to the Registrant's Quarterly Report on Form 10-Q filed on November 5, 2008*.
10ak	Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10.2 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*.
10al	Form on Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10.4 to the Registrant's registration statement on Form S-8 filed on April 20, 2005*.
10al-1	Amended Form of Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10al-1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2006*.
10al-2	Amended Form of Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10al-2 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.
10am	Form of Non-Qualified Stock Option Agreement (for Non-Employee Directors) under the 2005 Plan**, filed as Exhibit 10.5 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*.

10am-1 Revised Form of Non-Qualified Stock Option Agreement (for Non-Employee Directors) under the 2005 Plan**, filed as Exhibit 10am-1 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10an Form of Stock Appreciation Right Agreement under the 2005 Plan**, filed as Exhibit 10.6 to the Registrant's registration statement on Form S-8 filed April 29, 2005*.

10ao Form of Restricted Stock Agreement under the 2005 Plan**, filed as Exhibit 10.7 to the Registrant's registration statement on Form S-8 filed April 29, 2005*.

10ap Form of Performance-Based Restricted Stock Award Agreement under the 2005 Plan**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 22, 2006 and as amended on Form 8-K/A filed on May 10, 2006*.

10aq Form of Non-Qualified Stock Option Agreement (without vesting) under the 1988 Plan**, filed as Exhibit 10aq to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10ar Form of Non-Qualified Stock Option Agreement (with vesting) under the 1988 Plan**, filed as Exhibit 10ar to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10as Form of Non-Qualified Stock Option Agreement (with vesting) under the 1988 Plan**, filed as Exhibit 10as to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10at Form of Non-Qualified Stock Option Agreement (for Officers, Employees, and Other Key Persons, with vesting) under the 1988 Plan**, filed as Exhibit 10at to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10au Form of Non-Qualified Stock Option Agreement (for Officers, Employees, and Other Key Persons, without vesting) under the 1988 Plan**, filed as Exhibit 10au to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10av Form of Non-Qualified Stock Option Agreement (without vesting) under the 1990 Plan**, filed as Exhibit 10av to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10aw Form of Non-Qualified Stock Option Agreement (for Employees, with vesting) under the 1994 Plan**, filed as Exhibit 10aw to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10ax Form of Non-Qualified Stock Option Agreement (for Employees, without vesting) under the 1994 Plan**, filed as Exhibit 10ax to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10ay Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10ay to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10az Form of Incentive Stock Option Agreement (with vesting) under the 2005 Plan**, filed as Exhibit 10az to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10aaa Multicurrency Revolving Credit Agreement with Citizens Bank of Connecticut dated November 13, 2006, filed as Exhibit 10aaa to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*+.

10aaa-1 Amendment No. 1 dated as of November 10, 2007 to Multicurrency Revolving Credit Agreement with Citizens Bank of Connecticut, filed as Exhibit 10aaa-1 to the Registrant's Quarterly Report on Form 10-Q filed May 8, 2008*.

10aaa-2 Amendment No. 2 dated as of June 17, 2008 to Multicurrency Revolving Credit Agreement with RBS Citizens, National Association, successor in interest to Citizens Bank of Connecticut, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 19, 2008*.

10aaa-3 Amendment No. 3 dated as of October 31, 2008 to Multicurrency Revolving Credit Agreement with RBS Citizens, National Association, filed herewith++.

10aaa-4 Amendment No. 4 dated as of November 11, 2008 to Multicurrency Revolving Credit Agreement with RBS Citizens, National Association, filed herewith++.

10aab Summary of October 27, 2006 Board of Directors Approved Amendments to (i) Rogers Corporation 1988 Stock Option Plan, as amended, (ii) Rogers Corporation 1990 Stock Option Plan, as restated and amended, (iii) Rogers Corporation 1994 Stock Compensation Plan, as restated and amended and (iv) Rogers Corporation 1998 Stock Incentive Plan, as amended, and to Certain Other Employee Benefit or Compensation Plans**, filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10aac Form of Nonqualified Stock Option Agreement (for Key Employees, with vesting) under the Rogers Corporation 1990 Stock Option Plan, as amended and restated**, filed as Exhibit 10aac to the Registrant's Quarterly Report on Form 10-Q filed May 4, 2007*.

10aad Guaranty to Multicurrency Revolving Credit Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated November 10, 2006, filed as Exhibit 10aad to the Registrant's Quarterly Report on Form 10-Q filed May 8, 2008*.

10aad-1 Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated November 10, 2007, filed as Exhibit 10aad-1 to the Registrant's Quarterly Report on Form 10-Q filed May 8, 2008*.

10aad-2 Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated as of June 17, 2008, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 19, 2008*.

10aad-3 Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated as of October 31, 2008, filed herewith.

10aad-4 Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated as of November 11, 2008, filed herewith.

10aae Securities Pledge Agreement dated as of June 17, 2008 with RBS Citizens, National Association, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 19, 2008*.

10aae-1 Amended and Restated Securities Pledge Agreement dated as of October 31, 2008 in favor of RBS Citizens, National Association, filed herewith.

10aaf Stock Purchase Agreement between Induflex Holding NV and the Registrant, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10aag Non-Competition Agreement between Rogers Induflex NV and the Registrant, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10aah Distribution Agreement among Rogers Induflex NV, Rogers Technologies (Suzhou) Co. Ltd., Rogers Technologies (Singapore) Inc. and Rogers Southeast Asia, Inc., filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10aai Sales Agreement among Rogers Induflex NV, Rogers BVBA and the Registrant, filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10aaj Second Ranking Share Pledge Agreement between Induflex Holding NV and the Registrant, filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10aak Production License Agreement between Rogers Induflex NV and the Registrant, filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10aal Mutual Non-Disclosure Agreement among Induflex Holding NV, Rogers Induflex NV and the Registrant, filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10aam Amended and Restated Officer Special Severance Agreement with Robert D. Wachob**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10aan Amended and Restated Officer Special Severance Agreement with Dennis M. Loughran**, filed as Exhibit 10.2to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10aao Amended and Restated Officer Special Severance Agreement with John A. Richie**, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10aap Officer Special Severance Agreement with Frank J. Gillern**, filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10aaq Officer Special Severance Agreement with Michael L. Cooper**, filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10aar Settlement Agreement, dated January 6, 2009, between CalAmp Corp. and the Registrant, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A filed on February 11,2009*.

21 Subsidiaries of the Registrant, filed herewith.

23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.

23.2 Consent of National Economic Research Associates, Inc., filed herewith.

23.3 Consent of Marsh U.S.A., Inc., filed herewith.

31(a) Certification of President and Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

31(b) Certification of Vice President, Finance and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

32(a) Certification of President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

* In accordance with Rule 12b-23 and Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the SEC, which documents are hereby incorporated by reference.

** Management Contract.

+ Confidential Treatment granted for the deleted portion of this Exhibit.

++ Confidential Treatment requested for the deleted portion of this Exhibit.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS CORPORATION
(Registrant)

/s/ Robert D. Wachob

Robert D. Wachob
President and Chief Executive Officer
Principal Executive Officer

Dated: February 25, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 25, 2009, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ Robert D. Wachob

Robert D. Wachob
President and Chief Executive Officer
Director
Principal Executive Officer

/s/ Dennis M. Loughran

Dennis M. Loughran
Vice President, Finance and Chief Financial Officer
Principal Financial Officer

/s/ Paul B. Middleton

Paul B. Middleton
Treasurer and
Principal Accounting Officer

/s/ Walter E. Boomer

Walter E. Boomer
Director

/s/ Charles M. Brennan, III

Charles M. Brennan, III
Director

/s/ Gregory B. Howey

Gregory B. Howey
Director

/s/ J. Carl Hsu

J. Carl Hsu
Director

/s/ Carol R. Jensen

Carol R. Jensen
Director

/s/ Eileen S. Kraus

Eileen S. Kraus
Director

/s/ William E. Mitchell

William E. Mitchell
Director

/s/ Robert G. Paul

Robert G. Paul
Director

TRADEMARKS

The following are registered trademarks and service marks used by Rogers Corporation and/or its subsidiaries and joint ventures.

BISCO, COOLSPAN, DermaBak, DFLX, Dura-Shape, DUREL, durELglo, durELplex, durELux, dur-E-sense, dur-E-volt, DUROID, E/bak, ENDUR, EURO BUS, HEATWAVE, LoPro, NITROPHYL, PERMAFRESH, PORON, PORON MEDICAL, PROTOLIGHT, ProZorb, R/bak, R/flex, R/flex CRYSTAL, R/flex JADE, R/flex OPAL, R/flex PEARL, R/Stik, RO2800, RO3000, RO4000, RO4003, RO4233, RO-LINX, RT/duroid, ShipGrips, SiLECT, SYRON, THINSTIK, TMM, ULTRALAM, XRD, XT/duroid, The world runs better with Rogers., and the R logo are licensed trademarks of Rogers Corporation.

ROGERS EXPRESS is a licensed service mark of Rogers Corporation.

It is the Company's policy to afford equal opportunity to all, regardless of race, color, religion, national origin, sex, sexual orientation, marital status, age, veteran status, or status as an individual with a disability, and to provide a work environment free of bias based on such categories. This policy applies to every phase of our operation, including recruitment, hiring, promotion, reclassification, transfer, compensation, benefits, termination, layoff and return from layoff, social and recreational programs, and any other aspect of employment.


ROGERS
CORPORATION

One Technology Drive
P.O. Box 188
Rogers, Connecticut 06263-0188
PHONE: 860 774-9605
WEBSITE: www.rogerscorp.com

MERIDIAN PRINTING
...wind energy